AGREEMENT AND PLAN OF MERGER
by and between
LIVEPERSON, INC.
and
CATALYST LIGHTNING LLC,
on the one hand,
and
CONTACT AT ONCE!, LLC,
and
FULCRUM GROWTH FUND II QP, LLC, AS SELLERS’ REPRESENTATIVE,
on the other hand
Dated as of November 5, 2014

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EXHIBITS

Exhibit A	Ownership of Membership Interests

Exhibit B	Form of Employment Letter

Exhibit C	Resolutions Adopted by Consenting Members

Exhibit D	Form of Escrow Agreement

Exhibit E	Amendment to Operating Agreement of the Company

Exhibit F	Articles of Organization of Surviving Company

Exhibit G	Form of Option Termination Agreement

Exhibit H-1	Form of Stock Restriction Agreement (Non-Founders)

Exhibit H-2	Form of Stock Restriction Agreement (Founders)

Exhibit I	Form of Earn-Out Agreement

AGREEMENT AND PLAN OF MERGER
This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of November 5, 2014, is made by and between LIVEPERSON, INC., a Delaware corporation (“Parent”), and CATALYST LIGHTNING LLC, a Georgia limited liability company and wholly owned subsidiary of Parent (“Merger Sub”), on the one hand, and CONTACT AT ONCE!, LLC, a Georgia limited liability company (the “Company”), and FULCRUM GROWTH FUND II QP, LLC, solely in its capacity as Sellers’ Representative, on the other hand. Each of Parent, Merger Sub, the Company and the Sellers’ Representative may also be referred to herein individually as a “Party” and collectively as the “Parties”.
RECITALS
WHEREAS, the respective Boards of Directors of Parent and the Company, and Parent, as the managing member of Merger Sub, have determined to engage in a business combination transaction on the terms and subject to the conditions stated herein;
WHEREAS, the Board of Directors of the Company and Parent, as the managing member of Merger Sub, have determined that it would be advisable and in the best interests of their respective members to consummate the merger of Merger Sub with and into the Company on the terms and conditions set forth herein (the “Merger”), whereby, among other things, (i) each issued and outstanding Company Share (as defined below) shall be converted into the right to receive the consideration set forth herein; (ii) all of the Company Options (as defined below) shall be canceled and extinguished or subject to adjustment (unless exercised or converted prior to the Merger) and, to the extent constituting Vested Company Options (as defined below), shall be converted or adjusted into the right to receive the consideration set forth herein; and (iii) all other securities convertible into or exchangeable for shares of Company Shares shall be terminated (unless exercised or converted prior to the Merger);
WHEREAS, the respective Boards of Directors of Parent and the Company, and Parent, as the managing member of Merger Sub, have approved the Merger and the other transactions contemplated in this Agreement and have approved and adopted this Agreement;
WHEREAS, Exhibit A sets forth the ownership, as of the date of this Agreement, of Company Shares and Company Options;
WHEREAS, Parent, Merger Sub, the Company and the Sellers’ Representative desire to make certain representations and warranties and other agreements in connection with the Merger; and
WHEREAS, as a condition and inducement to Parent and Merger Sub entering into this Agreement, each Key Employee (as defined below), concurrently with the execution and delivery of this Agreement, is executing an employment offer letter substantially in the form of Exhibit B hereto (each, an “Employment Letter”), which shall be subject to the consummation of the Merger and shall become effective at the Effective Time (as defined below);
AGREEMENT
NOW, THEREFORE, in consideration of and reliance upon the premises and the representations, warranties, covenants and agreements contained in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the Parties hereby agree as follows:
ARTICLE I
Definitions.
Section 1.1    Definitions. As used in this Agreement the following terms have the following respective meanings:
“Accounting Referee” has the meaning set forth in Section 3.6(c).
“Acquisition Proposal” means, with respect to the Company, any offer or proposal relating to any transaction or series of related transactions involving: (a) any acquisition by any Person or “group” (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) of greater than 25% of the outstanding membership interests of the Company or any of its Subsidiaries, or any transaction that, if consummated, would result in any Person (that is not a Member) or group beneficially owning greater than 25% of the outstanding membership interests of the Company or any of its Subsidiaries; (b) any merger, consolidation, business combination or similar transaction involving the Company or any of its Subsidiaries; (c) any sale, lease, exchange, transfer, license or other disposition of 25% percent or more of the assets of the Company or any of its Subsidiaries; or (d) any liquidation or dissolution of the Company (provided, however, that the transactions between Parent and the Company contemplated by this Agreement shall not be deemed an Acquisition Proposal).
“Adjusted Capital Contribution Accounts” shall have the meaning set forth in the Amended Operating Agreement.
“Affiliate” means, with respect to any Person, any other Person, directly or indirectly, controlling, controlled by or under common control with such first Person. A Person shall be deemed to control another Person if such first Person possesses, directly or indirectly, the power to direct or to cause the direction of the management and policies of such other Person, whether through the ownership of voting securities, by contract or otherwise.
“Aggregate Series A Preference Amount” shall mean the aggregate amount accrued in the Preferred Return Accounts maintained for each holder of Series A Preferred Shares pursuant to the Amended Operating Agreement, as of immediately prior to the Effective Time.
“Aggregate Series B Preference Amount” shall mean the sum of (a) the aggregate amount in the Adjusted Capital Contribution Accounts maintained for each holder of Series B Preferred Shares plus (b) the aggregate amount accrued in the Preferred Return Accounts maintained for each holder of Series B Preferred Shares, pursuant to the Amended Operating Agreement, as of immediately prior to the Effective Time.
“Agreement” has the meaning set forth in the Preamble.
“Amended Operating Agreement” means the Third Amended and Restated Operating Agreement, dated as of the Closing Date, in substantially in the form attached hereto as Exhibit E.

“Articles of Merger” means articles of merger with respect to the Merger in accordance with Section 14-11-904 of the LLC Act.
“Ancillary Agreements” has the meaning set forth in Section 4.1(c).
“Benefits Liabilities” means all amounts and benefits, without duplication, payable or to be provided by the Company or any of its Subsidiaries to directors, officers or employees of the Company resulting from the execution of this Agreement or consummation of the transactions contemplated hereby (including the Merger), including any change of control, severance, transaction bonus or other similar payment rights of any officer, director or employee of the Company or any of its Subsidiaries that are (i) triggered, accelerated or become payable upon or in connection with the execution by the Company of this Agreement or the consummation of transactions contemplated by this Agreement or (ii) paid or payable on or after the date hereof to any person whose employment with the Company or any of its Subsidiaries was terminated prior to the date hereof, and including any obligation of the Company or any of its Subsidiaries for the employer portion of any employment-related Taxes or other employer-related obligations, in each case arising with respect to the payment of the foregoing amounts.
“Business Day” means any day other than a Saturday, Sunday, federal holiday or other day on which commercial banks in New York, New York are authorized or required by law to close.
“Business Employee” means any individual employed, engaged or retained by the Company, any Company Subsidiary or any ERISA Affiliate, including any employee, consultant, independent contractor or director of the Company, any Company Subsidiary or any ERISA Affiliate.
“Cap” has the meaning set forth in Section 10.2(c)(ii).
“Cash Out Payment” means $2,987,346.33.
“Cash Payment” means $40,000,000, as adjusted pursuant to Section 3.3 and Section 3.6.
“Cash Payment Fund” has the meaning set forth in Section 3.4(g)(i).
“Cash and Cash Equivalents” means, as of the date in question, all cash and cash equivalent assets held by the Company and the Subsidiaries, less the sum of (i) all cash and cash equivalents (but only to the extent included in cash and cash equivalent assets) that are not freely useable by the Company because they are subject to restrictions or limitations on use or distribution by law, Contract or otherwise, including restrictions on dividends and repatriations and (ii) the amount of any unpaid checks and wire transfers issued prior to the date in question, all calculated on a consolidated basis determined in accordance with GAAP.
“Claim” means any action, suit, case, litigation, proceeding, claim, arbitration, charge, criminal prosecution, investigation, demand letter, warning letter, finding of deficiency or non-compliance, adverse inspection report, notice of violation, notice of alleged liability, penalty, fine, sanction, subpoena, request for recall or remedial action.
“Claim Notice” has the meaning set forth in Section 10.3(a).
“Closing” has the meaning set forth in Section 2.3.

“Closing Balance Sheet” has the meaning set forth in Section 3.6(a).
“Closing Date” has the meaning set forth in Section 2.3.
“Closing Date Indebtedness” means all Company Indebtedness outstanding as of the Closing Date.
“Closing Option Consideration” means, with respect to a holder of Vested Company Options, a dollar value equal to (a) the product of (i) the Per Share Consideration and (ii) the aggregate number of Common Shares into which such holder’s Vested Company Options would have been converted upon exercise immediately prior to the Effective Time, minus (b) the aggregate amount such holder would be required to pay to the Company if such holder exercised all of his or her outstanding Vested Company Options immediately prior to the Effective Time, such amount rounded to the nearest whole cent and computed after aggregating cash amounts for all shares of Vested Company Options held by such Company Optionholder immediately prior to the Effective Time.
“Closing Statement” has the meaning set forth in Section 3.6(a).
“Closing Working Capital” means (a) the current assets of the Company and its Subsidiaries (excluding Cash and Cash Equivalents), less (b) the sum of (i) all reserves and allowances applicable to the current assets of the Company and its Subsidiaries and (ii) all current liabilities of the Company and its Subsidiaries (excluding the current portion of any outstanding Company Indebtedness, Transaction Expenses and Benefits Liabilities), in each case determined in accordance with GAAP as of the close of business on the Closing Date. For purposes of calculating the Closing Working Capital, (A) the general allowance for doubtful accounts set forth in the Estimated Closing Balance Sheet or Closing Balance Sheet, as applicable, shall include all accounts receivable that are more than 90 days past due; (B) salaries, wages, bonuses, commissions, incentive payments, vacation, sick and personal days, 401(k) matching contributions, severance and any other employee benefits relating to Business Employees, in each case accrued and unpaid as of the Closing Date, shall be accrued for as a current liability; (C) services that have not been delivered by the Company or its Subsidiaries as of the Closing Date, but for which the Company or its Subsidiaries has issued an invoice or received payment, shall be accrued for as a current liability equal to the invoiced or paid amount, as applicable; and (D) any liability of the Company to Outsell, LLC shall be excluded from the current liabilities of the Company. For the avoidance of doubt, any item taken into account as a current liability in the calculation of Closing Working Capital shall not be taken into account in the calculation of Closing Date Indebtedness, Transaction Expenses or Benefits Liabilities, and vice versa.
“COBRA” has the meaning set forth in Section 4.10(h).
“Code” means the U.S. Internal Revenue Code of 1986, as amended.
“Common Member” means a record and beneficial holder of Common Shares.
“Common Share” means a unit of Membership Interest designated as a “Common Share” in accordance with the terms of the Operating Agreement or Amended Operating Agreement, as the context requires.
“Company” has the meaning set forth in the Preamble.

“Company Approvals” has the meaning set forth in Section 4.1(f).
“Company Benefit Plan” has the meaning set forth in Section 4.10(a).
“Company Disclosure Schedule” has the meaning set forth in Article IV.
“Company Equity Plan” means the Company’s 2012 Stock Incentive Plan.
“Company Indebtedness” means all Indebtedness of the Company and its Subsidiaries as of any time of determination.
“Company Intellectual Property” means all Intellectual Property owned or licensed by the Company or its Subsidiaries, or otherwise used in connection with the business of the Company or its Subsidiaries.
“Company 2012 Option” means an option to purchase Common Shares under the Company Equity Plan.
“Company Option” means an option to purchase Common Shares, whether issued under the Company Equity Plan or otherwise.
“Company Other Option” means an option to purchase Common Shares that was not issued under the Company Equity Plan.
“Company Optionholder” means a holder of Company Options as of the relevant date of determination.
“Company Securityholders” means the Members and the Company Optionholders holding Vested Company Options at the Closing.
“Company Securityholder Pro Rata Share” means, with respect to each Company Securityholder, a fraction, the numerator of which is the portion of the Merger Consideration (excluding, for this purpose, the Premium Payment) payable to such Company Securityholder pursuant to the terms of this Agreement and the denominator of which is the aggregate Merger Consideration (excluding, for this purpose, the Premium Payment).
“Company Software Programs” has the meaning set forth in Section 4.12(e).
“Company Shares” means issued and outstanding Common Shares and Preferred Shares.
“Company Subsidiary” means a Subsidiary of the Company.
“Company Transaction Expenses” means any legal, accounting, broker’s, investment banker, dataroom provider, financial printer and any other third party service provider fees and expenses incurred by the Company in connection with this Agreement and the agreements contemplated hereby (including preliminary discussions, term sheet negotiations and discussions with third parties) and the consummation of the Merger and other transactions contemplated hereby and thereby, including the payment of the premium for the insurance policy set forth in Section 6.11.
“Computer Systems” means all servers, computer hardware, networks, databases, telecommunications systems, interfaces and related systems.
“Confidentiality Agreement” has the meaning set forth in Section 6.1(e).

“Consenting Members” means the Members of the Company having the voting power sufficient pursuant to the Operating Agreement and Amended Operating Agreement to approve this Agreement, the Merger and the consummation of the transactions contemplated by this Agreement.
“Contract” means any agreement, contract, purchase order, sales order or other legally binding commitment, arrangement or undertaking, together with any amendments and modifications thereto.
“Damages” has the meaning set forth in Section 10.2(a).
“Designated Member” means any of Marc F. Hayes, Jr., John C. Hanger and Scott D. Bogartz.
“Disbursement Schedule” has the meaning set forth in Section 3.3(c).
“Dispute Notice” has the meaning set forth in Section 3.6(b).
“Disputed Items” has the meaning set forth in Section 3.6(b).
“Earn-Out Agreement” means that certain Earn-Out Agreement entered into by Parent and each of the Designated Members at Closing, substantially in the form attached as Exhibit I.
“Effective Time” has the meaning set forth in Section 2.2.
“Employment Letter” has the meaning set forth in the Recitals.
“Encumbrance” means any lien, mortgage, pledge, claim, charge, right of way, security interest, option, right of first refusal or offer, easement, right of others, deed of trust, hypothecation, transfer restriction or other encumbrance.
“Environmental Laws” means any and all Legal Requirements relating to pollution, protection of the environment (including ambient air, indoor air, surface water, groundwater, soil gas, land surface or subsurface strata), protection of natural resources and protection of human health and safety, including Legal Requirements relating to the presence, use, production, manufacture, generation, formulation, handling, transportation, treatment, storage, disposal, distribution, labeling, packaging, testing, processing, discharge, emission, release, threatened release, control, cleanup of or exposure to toxic or hazardous materials, substances, or wastes, and the regulations promulgated thereunder.
“ERISA” has the meaning set forth in Section 4.10(a).
“ERISA Affiliate” has the meaning set forth in Section 4.10(a).
“Escrow Account” means the account established by the Escrow Agent in connection with the Escrow Agreement.
“Escrow Agent” means Citibank, N.A..
“Escrow Agreement” means the escrow agreement entered into on the Closing Date by Parent, the Sellers’ Representative and Escrow Agent, substantially in the form attached hereto as Exhibit D.
“Escrow Amount” means $7,800,000.

“Estimated Benefits Liabilities” has the meaning set forth in Section 3.3(b).
“Estimated Cash Payment” has the meaning set forth in Section 3.3(b).
“Estimated Closing Balance Sheet” has the meaning set forth in Section 3.3(b).
“Estimated Closing Date Indebtedness” has the meaning set forth in Section 3.3(b).
“Estimated Closing Statement” has the meaning set forth in Section 3.3(b).
“Estimated Closing Working Capital” has the meaning set forth in Section 3.3(b).
“Estimated Company Transaction Expenses” has the meaning set forth in Section 3.3(b).
“Exchange Act” means the Securities Exchange Act of 1934, as amended.
“Excluded License” has the meaning set forth in Section 4.12(k).
“Final Closing Working Capital” has the meaning set forth in Section 3.6(d)(i).
“Financial Statements” has the meaning set forth in Section 4.4(a).
“FIRPTA Certificate” has the meaning set forth in Section 7.7.
“Fully Diluted Share Amount” means the sum of the following (without double-counting): (a) the aggregate number of all Common Shares issued and outstanding immediately prior to the Effective Time; (b) the aggregate number of Common Shares issuable upon conversion of the Series A Preferred Shares and Series B Preferred Shares issued and outstanding immediately prior to the Effective Time and (c) the number of Common Shares issuable upon exercise of all Vested Company Options.
“Fully Diluted Allocation” means the amount obtained by dividing (a) 1 by (b) the Fully Diluted Share Amount.
“Fundamental Representations” means the representation and warranties contained in Sections 4.1 (Organization; Authorization; etc.), 4.2 (Capitalization; Structure), 4.9 (Taxes) and 4.14 (Brokers, Finders, etc.).
“GAAP” means United States generally accepted accounting principles.
“Governmental Authority” has the meaning set forth in Section 4.1(f).
“Hazardous Material” means any material or substance that is regulated, classified or otherwise described as a toxic or hazardous substance, waste or material or a pollutant or contaminant or infectious waste, or words of similar import, in any of the Environmental Laws, or chemicals or compounds that are otherwise subject to regulation, control or remediation, or for which liability can be imposed, under Environmental Laws, and includes asbestos, petroleum (including crude oil or any fraction thereof, natural gas, natural gas liquids, liquefied natural gas, or synthetic gas usable for fuel, or any mixture or by-product of any of the foregoing), toxic mold, pesticides, polychlorinated biphenyls, urea formaldehyde, radon gas and radioactive matter.
“Indebtedness” means, without duplication, all (i) indebtedness for borrowed money; (ii) obligations evidenced by notes, bonds, debentures or similar instruments, or pursuant to any guaranty or arrangements having the economic effect of a guarantee (excluding trade payables), or that are secured by an Encumbrance on property or assets; (iii) obligations under interest rate protection agreements; (iv) obligations under capital leases; (v) obligations issued or assumed by the Company as the deferred purchase price of property or services, including all amounts owed by the Company to Outsell, LLC (the “Outsell Indebtedness”); (vi) amounts accrued in respect of milestone payments; (vii) accrued but unpaid royalty obligations, including re-calculations of royalties paid prior to Closing; (viii) obligations in respect of interest rate, currency or commodity derivatives, swaps, hedges or similar arrangements; (ix) asset retirement obligations and similar obligations; (x) obligations evidenced by any securitization or factoring arrangements; (xi) payment obligations accrued or that, at such time of determination, are or become payable to any holder of any indebtedness of the types described in clauses (i) through (x) of this definition in connection with seeking or receiving any consent, modification, waiver or amendment of any material provision of any such indebtedness or by reason of any default or alleged default of any such indebtedness; and (xii) principal, interest (including default interest), premiums, penalties (including prepayment and early termination penalties and default penalties or judgments), breakage fees and other amounts owing in respect of the items described in the foregoing clauses (i) through (xi).
“Indemnitee” and “Indemnitor” have the respective meanings set forth in Section 10.3(a).
“Insider” has the meaning set forth in Section 4.15.
“Insider Receivables” has the meaning set forth in Section 4.4(d).
“Intellectual Property” means all registered and unregistered intellectual property rights throughout the world, including all of the following items, together with all rights to sue at law or in equity or recover and retain damages and costs and attorney’s fees for past, present, and future infringement, dilution, misappropriation or other violation of any of the foregoing, and all rights to obtain renewals, continuations, continuations-in-part, divisions, reissues or other extensions or modifications of legal protections pertaining thereto: (a) Know-How; (b) patents, patent disclosures, patent rights, patent applications and inventions (whether or not patentable and whether or not reduced to practice); (c) trademarks, trade dress, trademark registrations, trademark applications, design marks, trade names and corporate names, Internet domain names and websites, service marks, service mark registrations, service mark applications, logos, industrial designs and trade dress; (d) copyrights, moral rights, copyrightable subject matter, mask works, copyright registrations and copyright applications; (e) computer software and software systems (including data, source code and object code, flow charts, development tools, incomplete programs, modules, implementations of algorithms, systems, models and methodologies, versions and releases, website content and images, user interfaces, screens, reports, firmware, templates, menus, buttons and icons, and all user manuals and other documentation relating thereto); and (f) all goodwill associated with the foregoing.
“IRS” means the U.S. Internal Revenue Service and any successor thereto.
“Key Employees” means John Hanger, Marc F. Hayes, Jr., Scott Bogartz, Damon Hughes, Skip Dowd and Gary Christian.
“Know-How” means trade secrets and other data, discoveries, concepts, ideas, research and development, information, formulae, formulations, inventions (whether or not the subject matter of a patent right and including inventions conceived prior to the Closing Date but not documented as of the Closing Date) and invention disclosures, compositions, designs, drawings, plans, proposals, technical data, specifications, manufacturing and production processes and techniques, databases and other proprietary and confidential information, including technical, scientific, analytical, regulatory and business knowledge and materials, customer and supplier lists and contact names, pricing and cost information, financial, business and marketing plans and proposals, techniques, operating manuals and manufacturing and quality control procedures.
“Knowledge of the Company” or words of similar import, means the actual knowledge of each of the Key Employees, and the knowledge each such individual would have or could have obtained after inquiring of the individuals with responsibility for the subject matter to which the applicable representation or warranty relates.
“Leases” has the meaning set forth in Section 4.8(a)(xv).
“Leased Facilities” has the meaning set forth in Section 4.13.
“Leased Real Estate” has the meaning set forth in Section 4.13.
“Legal Requirement” means (a) any federal, state, local, municipal, foreign, international, multinational or other administrative law, constitution, common law principle, ordinance, code, statute, injunction, rule, statute or governmental regulation; (b) any binding judicial or administrative interpretation of any of the foregoing; (c) the terms and conditions of any agreement with a Governmental Authority; (d) the terms and conditions of any Permit; (e) any governmental requirements or restrictions of any kind, or any rule, regulation or order promulgated thereunder; or (f) any Order.
“Letter of Transmittal” has the meaning set forth in Section 3.5(b).
“Liability” means any debt, liability, commitment, obligation, deficiency, Tax, penalty, assessment, fine, claim, cause of action or other loss, fee, cost or expense of any kind, character or nature whatsoever, whether asserted or unasserted, absolute or contingent, known or unknown, accrued or unaccrued, liquidated or unliquidated and whether due or to become due.
“LLC Act” has the meaning set forth in Section 2.1.
“Material Adverse Effect” means any event, occurrence, fact, condition or change that, individually or in the aggregate, has, has had or would reasonably be expected to have a material adverse effect on (a) the business, assets, liabilities, properties, condition (financial or otherwise) or results of operations of the Company and/or its Subsidiaries, individually or taken as a whole; or (b) the ability of the Company to consummate the transactions contemplated hereby on a timely basis; provided, however, that the following and the effects of the following shall not be deemed, either alone or in combination, to constitute a Material Adverse Effect: (a) general economic, capital market, financial, political or regulatory conditions; (b) changes affecting the industry of the Company generally; (c) an occurrence, outbreak, escalation or material worsening of war, armed hostilities, acts of terrorism, political instability or other national or international calamity, crisis or emergency, or any governmental or other response or reaction to any of the foregoing; (d) changes in Law or GAAP after the date of this Agreement, (e) the failure of the Company to meet any financial forecast, projection, estimate, prediction or models (it being agreed that the cause underlying such failure may nevertheless constitute a Material Adverse Effect), or (f) the announcement or pendency of any of the transactions contemplated by this Agreement; provided that in the case of clauses (a) through (d), such change, effect or event does not affect the Company in a materially disproportionate manner as compared to other companies in the Company’s industry).
“Material Contracts” has the meaning set forth in Section 4.8(a).
“Member” means any Common Member, Series A Preferred Member and/or Series B Preferred Member.
“Member Pro Rata Share” means, with respect to each Member, a fraction, the numerator of which is the portion of the Merger Consideration (excluding, for this purpose, the Premium Payment) payable to such Member pursuant to the terms of this Agreement with respect to Company Shares owned by such Member only and the denominator of which is the aggregate Merger Consideration payable to all Members (excluding, for this purpose, the Premium Payment) with respect to Company Shares owned by all such Members only.
“Membership Interest” has the meaning set forth in the Operating Agreement or Amended Operating Agreement, as the context requires.
“Merger” has the meaning set forth in the Recitals.
“Merger Consideration” means the sum of the (a) Cash Payment, (b) Stock Payment, (c) Cash Out Payment and (d) Premium Payment, in each case as adjusted pursuant to the terms of this Agreement.
“Merger Sub” has the meaning set forth in the Preamble.
“Operating Agreement” means the Company’s Second Amended and Restated Operating Agreement dated as of April 26, 2012.
“Option Termination Agreement” has the meaning set forth in Section 3.2(b)(vi).
“Order” means any charge, temporary restraining order or other order, writ, injunction (whether permanent or otherwise), judgment, consent, decree, ruling, determination, directive, award or settlement, whether civil, criminal or administrative, of any Governmental Authority.
“Overlap Period” means a taxable year or other taxable period beginning on or before, and ending after, the Closing Date.
“Parent” has the meaning set forth in the Preamble.
“Parent Approvals” has the meaning set forth in Section 5.1(d).
“Parent Indemnified Persons” has the meaning set forth in Section 10.2(a).
“Parent Shares” means the shares of Common Stock, $0.001 par value per share, of Parent.
“Party” and “Parties” have the respective meanings set forth in the Preamble.
“Paying Agent” means Continental Stock Transfer and Trust Company.
“Paying Agent Agreement” has the meaning set forth in Section 3.5(a).
“Payment Fund” has the meaning set forth in Section 3.4(g)(i).

“Per Share Consideration” means the quotient obtained by dividing (a) (i) the Estimated Cash Payment, minus (ii) the amounts paid by Parent pursuant to Sections 3.4(c) through (e), plus (iii) the dollar Value of the Stock Payment at Closing, plus (iv) the Cash Out Payment, plus (v) the aggregate amount payable upon exercise of all Vested Company Options outstanding immediately prior to the Effective Time (after giving effect to any acceleration of vesting by reason of the Merger) had each such Vested Company Option been exercised immediately prior to the Effective Time minus (vi) the Aggregate Series A Preference Amount and minus (vii) the Aggregate Series B Preference Amount, by (b) the Fully Diluted Share Amount.
“Permit” means any approval, permit, license, certificate, franchise, permission, clearance, registration, filing, notice, qualification or other authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Authority or pursuant to any Legal Requirement.
“Permitted Encumbrance” means any (a) Encumbrance arising under carriers’, warehouseman’s, mechanics’, materialmen’s, landlords’, laborers’, suppliers’ and vendors’ liens, incurred in good faith in the ordinary course of business, that are not due and payable or are being contested by appropriate proceedings (provided that appropriate reserves required pursuant to GAAP have been made in respect thereof); or (b) Encumbrance securing the payment of Taxes, either not yet due and payable or being contested in good faith by appropriate legal or administrative proceedings (and for which appropriate reserves have been established in the Financial Statements and in accordance with GAAP).
“Person” means any individual, corporation, partnership, limited liability company, joint venture, trust, unincorporated organization, or other form of business or legal entity.
“Post-Closing Period” means all taxable years or other taxable periods that begin after the Closing Date and, with respect to the Overlap Period, the portion of such period beginning after the Closing Date.
“Pre-Closing Period” means all taxable years or other taxable periods that end on or before the Closing Date and, with respect to the Overlap Period, the portion of such period ending on and including the Closing Date.
“Preferred Return Accounts” shall have the meaning set forth in the Amended Operating Agreement.
“Preferred Shares” means the Series A Preferred Shares and the Series B Preferred Shares collectively.
“Premium Allocation” means, with respect to each Designated Member, the allocation of the Premium Payment that is set forth in the Disbursement Schedule.
“Premium Payment” means an amount of cash and/or newly issued Parent Shares with an aggregate value of $5,000,000.
“Privacy Laws” has the meaning set forth in Section 4.17(c).
“Prohibited Fund” has the meaning set forth in Section 4.17(e)(iii).
“Prohibited Payment” has the meaning set forth in Section 4.17(e)(i).

“Prohibited Person” means (a) a Person on the List of Specially Designated Nationals and Blocked Persons administered by the U.S. Department of the Treasury or the Denied Persons List or Entity List administered by the U.S. Department of Commerce; (b) a Person on any list of sanctioned Persons administered by the European Union or Member of the European Union; (c) the government of any nation against which the United States imposes a trade embargo, including any agency or instrumentality thereof; or (d) a Person acting or purporting to act, directly or indirectly, on behalf of, or an entity that is majority owned or controlled by, any of the Persons covered by subparagraphs (a), (b) or (c).
“Raices Option” means that certain Member Unit Option Agreement made a part of that certain Membership Unit Option Certificate dated April 1, 2010 entered into by Trevor Raices and the Company, of which 500 units are vested and outstanding.
“Reference Date” and “Reference Date Balance Sheet” have the respective meanings set forth in Section 4.4(a).
“Release” means any disposal, leaking, emission, discharge, abandonment or other dissemination of Hazardous Materials into the environment, including soil, air, surface water and groundwater.
“Representative Expense Fund” means $600,000 deposited by Parent, as a deduction from the Merger Consideration, with the Sellers’ Representative, which amount shall be available solely to the Sellers’ Representative in connection with costs and expenses incurred by it in connection with its duties hereunder, including paying any amounts owed to Parent pursuant to Section 3.6(d)(i).
“SEC” means the United States Securities and Exchange Commission.
“SEC Filings” shall have the meaning set forth in Section 5.7.
“Securities Act” means the Securities Act of 1933, as amended.
“Securityholder Indemnified Persons” has the meaning set forth in Section 10.2(b).
“Sellers’ Representative” means Fulcrum Growth Fund II QP, LLC, solely in its capacity as the representative of the Company Securityholders, or its successor appointed in accordance with the terms of this Agreement and the Escrow Agreement.
“Series A Per Share Consideration” means, with respect to each Series A Preferred Share, the sum of (a) the Series A Preference Per Share Amount plus (b) the Per Share Consideration.
“Series A Preference Per Share Amount” means the dollar amount obtained by dividing (a) Aggregate Series A Preference Amount by (b) the aggregate amount of Series A Preferred Shares issued and outstanding as of immediately prior to the Effective Time.
“Series A Preferred Member” means a Member holding Series A Preferred Shares.
“Series A Preferred Share” means a Membership Interest designated as a Series A Preferred Share in accordance with the terms of the Operating Agreement or Amended Operating Agreement, as the context requires.
“Series B Per Share Consideration” means, with respect to each Series B Preferred Share, the sum of (a) the Series B Preference Per Share Amount plus (b) the Per Share Consideration.

“Series B Preference Per Share Amount” means the dollar amount obtained by dividing (a) Aggregate Series B Preference Amount by (b) the aggregate amount of Series B Preferred Shares issued and outstanding as of immediately prior to the Effective Time.
“Series B Preferred Member” means a Member holding Series B Preferred Shares.
“Series B Preferred Share” means a Membership Interest designated as a Series B Preferred Share in accordance with the terms of the Operating Agreement or Amended Operating Agreement, as the context requires.
“Stock Payment” means an amount of newly issued Parent Shares with an aggregate Value of $25,000,000, less the amount of the Cash Out Payment payable in lieu of a portion of the Stock Payment pursuant to Section 3.2(b)(ix).
“Subsidiary” or “Subsidiaries” means, with respect to any Person, any corporation, limited liability company, partnership, joint venture or other legal entity of which such Person owns, directly or indirectly, either alone or through or together with any other Subsidiary of such Person, stock or other equity interests representing more than 50% of the equity interests thereof or more than 50% of the ordinary voting power thereof.
“Subsidiary Shares” has the meaning set forth in Section 4.2(b).
“Surviving Company” has the meaning set forth in Section 2.1.
“Target Working Capital Amount” means $1,194,033.39.
“Tax Authority” means, with respect to any Tax, the Governmental Authority that imposes such Tax, and any agency charged with the administration or collection of such Tax.
“Tax Contest” means any deficiency, proposed adjustment, adjustment, assessment, audit, examination or other administrative or court proceeding, suit, dispute or other claim made by a Tax Authority relating to Taxes.
“Tax Return” means Tax returns, statements, forms and reports (including elections, declarations, disclosures, schedules, estimates and information Tax returns) for Taxes required to be filed with a Tax Authority under applicable Legal Requirements.
“Taxes” means all taxes, assessments, charges, duties, fees, levies or other governmental charges, including, without limitation, all federal, state, local, foreign and other income, franchise, profits, gross receipts, capital gains, capital stock, transfer, property, sales, use, value-added, occupation, property, excise, severance, windfall profits, stamp, license, payroll, social security, withholding and other taxes, assessments, charges, duties, fees, levies or other governmental charges of any kind whatsoever (whether payable directly or by withholding and whether or not requiring the filing of a Tax Return), all estimated taxes, deficiency assessments, additions to tax, penalties and interest and shall include any liability for such amounts as a transferee or a result either of being a member of a combined, consolidated, unitary or affiliated group or of a contractual obligation to indemnify any person or other entity.
“Third Party Claim” has the meaning set forth in Section 10.3(b).
“Threshold” has the meaning set forth in Section 10.2(c)(i).
“Unresolved Claims” has the meaning set forth in Section 10.10(b).

“Unresolved Items” has the meaning set forth in Section 3.6(c).
“Unvested Company Option” means a Company Option that is outstanding, unvested and not exercisable and unexpired as of immediately prior to the Effective Time.
“Value” means $13.52 per Parent Share.
“Vested Company Option” means each Company Option outstanding, vested, exercisable and unexpired immediately prior to the Effective Time (inclusive of all Company Options accelerated pursuant to their terms or by resolution of the Board of Directors of the Company prior to the Effective Time).
“Walk-Away Date” has the meaning set forth in Section 9.1(b).
“WARN Act” has the meaning set forth in Section 4.16(g).
Section 1.2    Construction.
(a)    For the purposes of this Agreement, except as otherwise expressly provided herein or unless the context otherwise requires: (i) words using the singular or plural number also include the plural or singular number, respectively, and the use of any gender herein shall be deemed to include the other genders; (ii) references herein to “Articles,” “Sections,” “subsections” and other subdivisions, and to Exhibits, Schedules and other attachments, without reference to a document, are to the specified Articles, Sections, subsections and other subdivisions of, and Exhibits, Schedules and other attachments to, this Agreement; (iii) a reference to a subsection or other subdivision without further reference to a Section is a reference to such subsection or subdivision as contained in the same Section in which the reference appears; (iv) the words “herein”, “hereof”, “hereunder”, “hereby” and other words of similar import refer to this Agreement as a whole and not to any particular provision; (v) the words “include”, “includes” and “including” are deemed to be followed by the phrase “without limitation”; (vi) all accounting terms used and not defined herein have the respective meanings given to them under GAAP; and (vii) any reference in this Agreement to $ or dollars shall mean U.S. dollars.
(b)    Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. Whenever any action must be taken hereunder on or by a day that is not a Business Day, then such action may be validly taken on or by the next day that is a Business Day.
(c)    Each Party acknowledges that it and its attorneys have been given an equal opportunity to negotiate the terms and conditions of this Agreement and that any rule of construction to the effect that ambiguities are to be resolved against the drafting Party or any similar rule operating against the drafter of an agreement shall not be applicable to the construction or interpretation of this Agreement.
ARTICLE II
The Merger
Section 2.1    The Merger. At the Effective Time, subject to and in accordance with the terms and conditions of this Agreement and the Articles of Merger, and in accordance with the Georgia Limited Liability Company Act (the “LLC Act”), Merger Sub shall be merged with and into the Company in the Merger and the separate corporate existence of Merger Sub shall cease.

The Company shall continue as the surviving company (sometimes referred to as the “Surviving Company”) in the Merger and, as of the Effective Time, shall be a wholly owned Subsidiary of Parent.
Section 2.2    Effective Time. On the Closing Date, the Company and Merger Sub will file the Articles of Merger with the Office of the Secretary of State of Georgia. The Merger shall become effective at such time as the Articles of Merger have been duly filed with the Office of the Secretary of State of Georgia, or at such later date or time as is agreed by Parent and the Sellers’ Representative and specified in the Articles of Merger (in either case, the “Effective Time”).
Section 2.3    Closing of the Merger. Subject to the satisfaction or waiver (to the extent permitted under applicable Legal Requirements) of each of the conditions contained in Articles VIII and IX, the closing of the Merger (the “Closing”) shall take place on the second Business Day after satisfaction or waiver (to the extent permitted under applicable Legal Requirements) of the conditions set forth in Articles VII and VIII (other than those conditions that are to be satisfied at on such date, but subject to the satisfaction of such conditions), at the offices of Orrick, Herrington & Sutcliffe, LLP, 51 W. 52nd St., New York, NY 10019, unless another time, date or place is agreed to in writing by the Sellers’ Representative and Parent. The actual date on which the Closing takes place is referred to in this Agreement as the “Closing Date” and the Closing shall be deemed effective as of 12:01 a.m. on the Closing Date.
Section 2.4    Effects of the Merger. From and after the Effective Time, the Merger shall have the effects set forth in this Agreement, the Articles of Merger and the applicable provisions of the LLC Act. Without limiting the generality of the foregoing, at the Effective Time, all the property, rights, privileges, immunities, powers and franchises of the Company and Merger Sub shall vest in the Surviving Company following the Merger, and all debts, liabilities, restrictions, disabilities and duties of the Company and Merger Sub shall become the debts, liabilities, restrictions, disabilities and duties of the Surviving Company following the Merger, subject to the terms and conditions contained in this Agreement.
Section 2.5    Organizational Documents. At the Effective Time:
(a)    The articles of organization of the Company shall be amended in their entirety to read as set forth in Exhibit F, and, as so amended, shall be the articles of organization of the Surviving Company until thereafter changed or amended as provided therein or by applicable law.
(b)    The operating agreement of Merger Sub as in effect immediately prior to the Effective Time shall be the operating agreement of the Surviving Company, except as to the name of the Surviving Company, until thereafter changed or amended as provided therein or by applicable Legal Requirements. The Surviving Company shall not have any directors but shall be member-managed by Parent, its sole member.
ARTICLE III
Merger Consideration; Conversion of Shares
Section 3.1    Merger Consideration. Subject to Section 3.5(e), the aggregate amount Parent shall pay or cause to be paid to the Company Securityholders in exchange for the acquisition by Parent of all Company Shares, the cancellation of all Company 2012 Options and the adjustment of any Company Other Options shall be the Merger Consideration, payable in accordance with

Sections 3.4 and 3.5 and, with respect to the Stock Payment and Premium Payment, subject to the Stock Restriction Agreements and the Earn-out Agreements entered into by Parent and the recipients of the Parent Shares; provided that, in accordance with Section 7.17, the Premium Payment shall be subject to Stock Restriction Agreements only to the extent payable in Parent Shares.
Section 3.2    Effect on Company Shares and Company Options. As of the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or any Company Securityholder, the following shall occur:
(a)    Membership Interests of Merger Sub. Each unit of membership interest of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued and fully paid unit of membership interest of the Surviving Company.
(b)    Treatment of Company Shares, Company Options and other Company Securities.
(i)    Each Designated Member shall have his Company Shares convert into the right to receive such Designated Member’s Premium Allocation of the Premium Payment in accordance with the Disbursement Schedule and the Earn-Out Agreement. Further, each Designated Member shall have his Company Shares convert into the right to receive a portion of the Merger Consideration as set forth in Sections 3.2(b)(ii) through (iv) below.
(ii)    Each Series A Preferred Share issued and outstanding immediately prior to the Effective Time shall be automatically converted into the right to receive (A) the Series A Per Share Consideration, which shall be payable in accordance with Section 3.4(g) and Section 3.5(b) and shall consist of, to the extent applicable, (x) a portion of the Cash Payment Fund, and (y) an amount of newly issued Parent Shares (subject to Section 3.2(b)(ix)), and (B) at such time and only to the extent it becomes payable and distributable, the Fully Diluted Allocation of any additional consideration payable to the Company Securityholders pursuant to Section 3.6, in each case as set forth in the Disbursement Schedule and the Amended Operating Agreement. All Series A Preferred Shares shall cease to be outstanding and shall automatically be cancelled and retired and shall cease to exist at the Effective Time.
(iii)    Each Series B Preferred Share issued and outstanding immediately prior to the Effective Time shall be automatically converted into the right to receive (A) the Series B Per Share Consideration, which shall be payable in accordance with Section 3.4(g) and Section 3.5(b) and shall consist of, to the extent applicable, (x) a portion of the Cash Payment Fund and (y) an amount of newly issued Parent Shares (subject to Section 3.2(b)(ix)), and (B) at such time and only to the extent it becomes payable and distributable, the Fully Diluted Allocation of any additional consideration payable to the Company Securityholders pursuant to Section 3.6, in each case as set forth in the Disbursement Schedule and the Amended Operating Agreement. All Series B Preferred Shares shall cease to be outstanding and shall automatically be cancelled and retired and shall cease to exist at the Effective Time.
(iv)    Each Common Share issued and outstanding immediately prior to the Effective Time shall be automatically converted into the right to receive (A) the Per Share Consideration, which shall be payable in accordance with Section 3.4(g) and Section 3.5(b) and shall consist of, to the extent applicable, (x) a portion of the Cash Payment Fund and (y) an amount of newly issued Parent Shares (subject to Section 3.2(b)(ix)); and (B) at such time and only to the extent it becomes payable and distributable, the Fully Diluted Allocation of any additional consideration payable to the Company Securityholders pursuant to Section 3.6, in each case as set forth in the Disbursement Schedule and the Amended Operating Agreement. All Common Shares shall cease to be outstanding and shall automatically be cancelled and retired and shall cease to exist at the Effective Time.
(v)    No outstanding Company Options shall be assumed or substituted by Parent. Pursuant to Section 6.5 of the Company Equity Plan, the Company shall take all actions necessary such that each Company 2012 Option may, contingent upon the Merger, be redeemed by the Company immediately prior to the Effective Time, with the holder of such Company Option to receive (A) the Closing Option Consideration, a portion of which shall be paid in cash and a portion of which shall be paid in newly issued Parent Shares (determined subject to Section 3.2(b)(ix)), and (B) at such time and only to the extent it becomes payable and distributable, the Fully Diluted Allocation of any additional consideration payable to the Company Securityholders pursuant to Section 3.6, in each case as set forth in the Disbursement Schedule, in each case with respect to that portion of such Company 2012 Option that is vested, and in each case payable in accordance with Section 3.4(e) and Section 3.5(b). The Company has determined that the foregoing payments and rights are the appropriate “Redemption Price” (as defined in the Company Equity Plan) (i.e., the best estimate of the amount of consideration due such Company 2012 Option holder pursuant to Section 6.5 of the Company Equity Plan) to be paid for the cancellation of such Company 2012 Option in its entirety. To the extent that any holder of a Company 2012 Option shall fail to deliver their Company 2012 Option for redemption, the Company shall have taken all necessary action such that the Company 2012 Option shall terminate and be canceled at the Effective Time with the holder of such Company 2012 Option only being entitled to receive payment of the Closing Option Consideration and the other payments and rights set forth in this Section 3.2(b)(v) with respect to that portion of such Company 2012 Option that is vested. The payment of the Closing Option Consideration shall be reduced by any applicable income or employment Tax withholding required under the Code or any provision of any applicable Legal Requirement. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of such Company Options. For the avoidance of doubt, all Company Options with an exercise price equal to or greater than the Per Share Consideration, and all Company Options that are not Vested Company Options at the time of the Closing, will be cancelled and will not have any right to receive any consideration in respect thereof. Immediately following the Effective Time, the Raices Option shall only be exercisable for, and eligible to receive upon termination thereof, the Closing Option Consideration.
(vi)    Prior to the Closing, and subject to the review and approval of Parent, the Company shall take all actions necessary to effect the transactions contemplated by Section 3.2(b)(v) under the Company Equity Plan and any Company Option agreements, including delivering all required notices and obtaining any required consents, such that, at the Closing the Company shall not have any outstanding equity interests or equity-related interests other than the Company Shares, other than the Raices Option, which the holder thereof shall only be entitled to receive the Closing Option Consideration upon exercise or termination thereof. Without limiting the generality of the foregoing, the Company shall deliver to each holder of an outstanding Company Option an Option Termination Agreement substantially in the form of Exhibit G (an “Option Termination Agreement”) with such modifications to such form as necessary to reflect the foregoing terms with respect to the treatment of the Raices Option, and shall use all reasonable efforts to collect executed Option Termination Agreements from all holders of outstanding Company Options. Each Option Termination Agreement shall be in form and substance satisfactory to Parent, and the Company shall provide Parent with a copy of each signed Option Termination Agreement, if any, prior to the Closing or, if signed after the Closing, promptly after the Surviving Company receives the signed Option Termination Agreement.
(vii)    Each Company Securityholder’s Company Securityholder Pro Rata Share of the Escrow Amount with respect to the Company Shares and Vested Company Options held by such Company Securityholder at the Effective Time shall be withheld at the Effective Time and deposited with the Escrow Agent in accordance with Section 3.4(a) and the Disbursement Schedule with each such Company Securityholder having a contingent right to receive such amount of such Company Securityholder’s Company Securityholder Pro Rata Share of the Escrow Amount deposited with the Escrow Agent in accordance with Section 3.4(a) at such time and only to the extent it becomes released from escrow and distributable for the benefit of the Company Securityholders in accordance with the terms of the Escrow Agreement and this Agreement.
(viii)    Each Members’s Member Pro Rata Share of the Representative Expense Fund with respect to the Company Shares held by such Member shall be withheld at the Effective Time and deposited with the Sellers’ Representative in accordance with Section 3.4(b) and the Disbursement Schedule with each such Member having a contingent right to receive such amount of such Member’s Member Pro Rata Share of the Representative Expense Fund deposited with the Sellers’ Representative in accordance with Section 3.4(b) at such time and only to the extent it becomes released from the Representative Expense Fund and distributable for the benefit of the Members in accordance with the terms of this Agreement.
(ix)    Notwithstanding anything in this Section 3.2 to the contrary, to the extent any Company Securityholder would have otherwise received pursuant to this Section 3.2 less than 15,500 Parent Shares as consideration for the cancellation of Company Shares and/or Company Options, then such Company Securityholder shall be entitled to receive and the Parent shall pay to such Company Securityholder in lieu of such Parent Shares the portion of the Cash Out Payment payable to such Company Securityholder determined by multiplying the number of Parent Shares such Company Securityholder would have otherwise been entitled to receive by the Value.
(x)    The portion of the Cash Payment Fund, the Cash Out Payment, the Escrow Amount and additional consideration payable pursuant to Section 3.6 that is payable to each Company Securityholder shall be rounded to the nearest cent and computed after aggregating cash amounts for all Company Shares and Vested Company Options held by such Company Securityholder immediately prior to the Effective Time.
Section 3.3    Pre-Closing Adjustment; Disbursement Schedule.
(a)    Prior to the Closing, the Company shall first use its available cash to repay all Company Indebtedness (other than the Outsell Indebtedness) and other Company obligations, including the Benefits Liabilities and Company Transaction Expenses.
(b)    Not later than three days prior to the anticipated Closing Date, the Company and Parent shall together prepare a consolidated balance sheet of the Company and its Subsidiaries estimated as of the Closing (the “Estimated Closing Balance Sheet”), prepared in accordance with

GAAP and consistent with past practice of the Company, together with a schedule and worksheet (the “Estimated Closing Statement”) setting forth the Company’s good faith estimate of the (i) Closing Working Capital ascertained from the Estimated Closing Balance Sheet (the “Estimated Closing Working Capital”); (ii) Closing Date Indebtedness (the “Estimated Closing Date Indebtedness”); (iii) Company Transaction Expenses (the “Estimated Company Transaction Expenses”); and (iv) Benefits Liabilities (“Estimated Benefits Liabilities”). In connection with the foregoing, the Company shall provide to Parent, within a reasonable period of time prior to the preparation of such estimates, copies of, or access to, all books, records, receipts and other information and documentation reasonably necessary for Parent to participate in the calculation of the Estimated Closing Working Capital, Estimated Closing Date Indebtedness, Estimated Company Transaction Expenses and Estimated Benefits Liabilities. If the amount of the Estimated Closing Working Capital is less than the Target Working Capital Amount, then such deficiency shall be deducted from the Cash Payment, and if the Estimated Closing Working Capital is greater than the Target Working Capital Amount, then such excess shall be added to the Cash Payment. The Cash Payment, following the adjustment contemplated by this Section 3.3(b), is referred to herein as the “Estimated Cash Payment”.
(c)    Together with the delivery of the Estimated Closing Balance Sheet, the Company shall deliver to Parent a schedule (the “Disbursement Schedule”) setting forth:
(i)    each Company Securityholder’s ownership of Company Shares (and the amount of each type of Company Share owned) and Company Options (including whether the same are Vested Company Options or Unvested Company Options), in each case as applicable, as of the Effective Time, and such Company Securityholder’s Company Securityholder Pro Rata Share;
(ii)    the portion of the Estimated Cash Payment withheld from each Company Securityholder in respect of the Escrow Amount and the Representative Expense Fund;
(iii)    the portion of Estimated Closing Date Indebtedness set forth next to the name of each Person receiving such portion of the Estimated Closing Date Indebtedness;
(iv)    the portion of the Estimated Company Transaction Expenses set forth next to the name of each Person receiving such portion of the Estimated Company Transaction Expenses;
(v)    the portion of the Estimated Benefits Liabilities to be paid to each recipient thereof (assuming no failure of any of the conditions to each such recipient’s receipt of a Benefit Liability prior to the Closing); and
(vi)    the applicable portion of the Estimated Cash Payment, the Cash Out Payment, the Stock Payment and the Premium Payment, if any, to be paid or issued, as the case may be, to each Company Securityholder.
Section 3.4    Payment of Estimated Merger Consideration. At the Closing, Parent shall pay the Estimated Cash Payment and the Cash Out Payment and issue the Stock Payment as follows:
(c)    Deposit with Escrow Agent. At the Closing, pursuant to the Escrow Agreement, Parent shall deposit with the Escrow Agent, by wire transfer of immediately available funds, the Escrow Amount. The Escrow Amount is a portion of the Cash Payment and shall be deducted from the Estimated Cash Payment payable to each Company Securityholder in accordance with the Disbursement Schedule. The Escrow Amount shall be held by the Escrow Agent in accordance with the terms of the Escrow Agreement and shall be disbursed in accordance with this Agreement and the Escrow Agreement.
(d)    Deposit with Sellers’ Representative the Representative Expense Fund. At the Closing, Parent shall deposit with the Sellers’ Representative, by wire transfer of immediately available funds, the Representative Expense Fund. The Representative Expense Fund is a portion of the Cash Payment and shall be deducted from the Estimated Cash Payment payable to each Member in accordance with the Disbursement Schedule. The Representative Expense Fund shall be held by the Sellers’ Representative in accordance with the terms of the this Agreement and shall be disbursed by the Sellers’ Representative in accordance with this Agreement.
(e)    Company Indebtedness. To the extent not paid by the Company prior to the Closing, Parent shall pay, on behalf of the Company and as a deduction from the Estimated Cash Payment, the Estimated Closing Date Indebtedness by wire transfer of immediately available funds in accordance with the Disbursement Schedule.
(f)    Company Transaction Expenses. To the extent not paid by the Company prior to the Closing, Parent shall pay, on behalf of the Company and as a deduction from the Estimated Cash Payment, the Estimated Company Transaction Expenses by wire transfer of immediately available funds in accordance with the Disbursement Schedule.
(g)    Benefits Liabilities. To the extent not paid by the Company prior to the Closing, Parent shall pay to the Company, as a deduction from the Estimated Cash Payment, the Estimated Benefits Liabilities by wire transfer of immediately available funds in accordance with the Disbursement Schedule, and the Company shall immediately deliver the applicable amount, less any required withholding, to each applicable payee of a Benefit Liability.
(h)    Payment to the Company. Parent shall deliver to the Company, for distribution by the Company to the applicable holders of Vested Company Options in accordance with the Company’s normal payroll practices (after all necessary income or employment Tax withholdings and other deductions required by applicable Legal Requirements), (i) the cash portion of the aggregate Closing Option Consideration, less the portion of the Escrow Amount attributable to the Company Optionholders and deposited with the Escrow Agent pursuant to Section 3.4(a) above, and (ii) the portion of the Stock Payment, if any, issuable to such Company Optionholders, which Stock Payment shall thereafter be issued by the Company to the applicable Company Optionholders.
(i)    Payment to Company Securityholders.
(i)    After the payments contemplated by Sections 3.4(a) through 3.4(f) are made, Parent shall deposit, or cause to be deposited, with the Paying Agent the remainder of the Estimated Cash Payment (such amount, the “Cash Payment Fund”) and the Cash Out Payment, by wire transfer of immediately available funds, and, subject to Section 3.5, shall instruct the Parent’s transfer agent to deliver the aggregate amount of Parent Shares being issued hereunder with respect to the Stock Payment (the Cash Payment Fund and the Cash Out Payment together with the aggregate number of Parent Shares being issued hereunder with respect to the Stock Payment, the “Payment Fund”). The Payment Fund shall be distributed by the Paying Agent and Parent’s transfer agent, as applicable, in accordance with Section 3.5 and the Disbursement Schedule.

(ii)    Following the Closing, Parent shall pay to the Designated Members, pursuant to their respective Premium Allocations, any portion of the Premium Payment payable pursuant to the terms of the Earn-Out Agreement. The payment of any such Premium Payment shall be made in accordance with the terms of the Earn-Out Agreement; provided, however, that Parent may, in its sole discretion, choose to pay any portion of the Premium Payment (x) in cash or (y) through the issuance of Parent Shares; and provided, further, that if Parent elects to pay a portion of the Premium Payment through the issuance of Parent Shares, the value of each such Parent Share issued in connection with the Premium Payment shall be determined by calculating the weighted average of the market closing price of Parent’s stock as reported by NASDAQ on each of the 30 consecutive trading days ending on December 31, 2015.
Section 3.5    Surrender of Company Shares and Payment to Company Securityholders.
(a)    Paying Agent. Prior to the Closing, Parent shall engage the Paying Agent pursuant to an agreement in form and substance reasonably acceptable to Parent and the Sellers’ Representative (the “Paying Agent Agreement”). All fees and expenses payable to the Paying Agent, whether incurred prior to or after the Closing Date, shall be paid one-half by the Company (as a Company Transaction Expense) and one-half by Parent.
(b)    Exchange Procedure.
(i)    Prior to the Effective Time, Parent shall cause the Paying Agent to send to the Company Securityholders a letter of transmittal (the “Letter of Transmittal”) in customary form reasonably acceptable to the Company and Parent that includes customary representations and warranties with respect to ownership of the applicable security and the right to sell such security, and instructions for use in effecting the cancellation of Company Shares and for receiving the amount of cash and, if applicable, Parent Shares such Company Securityholder shall be entitled to receive pursuant to Sections 3.2 and 3.4(f). Upon delivery by a Company Securityholder of (x) a Letter of Transmittal to the Paying Agent, duly completed and validly executed, together with such other documents as may reasonably be required by the Paying Agent or this Agreement consistent with Section 3.2(b), Section 3.4(f) and this Section 3.5(b), and (y) if applicable, such information as may be requested by the Parent’s transfer agent to issue Parent Shares in connection with the Stock Payment, the applicable Company Securityholder shall be entitled to receive in exchange therefor the amount of cash and, if applicable, Parent Shares into which his, her or its Company Shares shall have been converted pursuant to Section 3.2, and the respective Company Shares shall forthwith be cancelled. In the event that a Company Securityholder returns his, her or its duly completed and validly executed Letter of Transmittal to the Paying Agent at least three Business Days prior to the Closing Date, the Paying Agent shall deliver the applicable portions of the Cash Payment Fund and the Cash Out Payment on the date of the Effective Time to such Company Securityholder. All other duly completed and validly executed Letters of Transmittal delivered by Company Securityholders to the Paying Agent shall be processed by the Paying Agent as promptly as practicable after receipt. Upon delivery by the relevant Company Securityholders of the information that may be requested by the Parent’s transfer agent to issue Parent Shares in connection with the Stock Payment, Parent will endeavor to cause the Parent’s transfer agent, as promptly as practicable following the Effective Time and receipt of the relevant information, to deliver the Stock Payment to such Company Securityholders in exchange for, to the extent applicable, the cancellation of their respective Company Shares in accordance with Section 3.2.

(ii)    Until surrendered as contemplated by this Section 3.5(b), all Company Shares, however evidenced, shall be deemed at all times after the Effective Time to represent only the right to receive upon such surrender or cancellation, as applicable, such amount to which the holder of such Company Share is entitled pursuant and subject to Section 3.2. No interest shall be paid or shall accrue on the cash payable to any Company Securityholder hereunder.
(c)    Transfers of Company Shares. On the day prior to the Closing Date, there shall be no further transfers of Company Shares on the transfer books of the Company. If, on or after the Closing Date, evidence of Company Shares is presented to the Company, the Surviving Company or the Paying Agent for transfer or for any other reason, such ownership shall be cancelled and exchanged as provided in this Article III.
(d)    No Liability. None of Parent, Merger Sub, the Company, the Sellers’ Representative or the Paying Agent shall be liable to any Person in respect of any cash delivered to a public official pursuant to any applicable abandoned property, escheat or similar law. Any portion of the Payment Fund held by the Paying Agent and unclaimed at the end of six months after the Effective Time shall be returned to Parent, after which time any holder of unsurrendered Certificates or other Company Shares shall look as a general creditor only to Parent for payment of such funds to which such holder may be due, subject to applicable law.
(e)    Withholding Rights. The Company Securityholder shall provide Parent, the Company, the Surviving Company and the Paying Agent with a Form W-8 or W-9, as appropriate. Parent, the Surviving Company or the Paying Agent, as applicable, shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any Company Securityholder or other Person, as the case may be, such amounts as Parent, the Surviving Company or the Paying Agent determines in good faith are required to be deducted and withheld with respect to the making of such payment under the Code, any provision of U.S. state or local Tax law or any provision of foreign Tax law; provided that Parent, the Surviving Company or the Paying Agent, as the case may be, shall notify such Company Securityholder or other Person of its intent to withhold hereunder and shall permit such Company Securityholder or other Person to reduce the amount so intended to be withheld, if permissible, including through the provision of any applicable tax forms, reports or certificates. Such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the relevant Company Securityholder or other Persons, as the case may be, in respect of which such deduction and withholding was made by Parent, the Surviving Company or the Paying Agent.
(f)    Transfer Taxes. Any and all transfer, documentary, sales, use, stamp, registration and such other Taxes and fees (including penalties and interest) with respect to the transfer of the Company Shares pursuant to the Merger shall be paid by the Company Securityholders.
Section 3.6    Post-Closing Adjustments.
(a)    No later than the 90th day following the Closing Date, Parent will prepare and deliver to the Sellers’ Representative a consolidated balance sheet of the Company and its Subsidiaries as of the Closing (the “Closing Balance Sheet”), prepared in accordance with GAAP, together with a statement (the “Closing Statement”) setting forth Parent’s good faith calculation of Closing Working Capital, Closing Date Indebtedness, Company Transaction Expenses and Benefits

Liabilities. For purposes of this Section 3.6, the Closing Statement and the final calculation of Closing Working Capital pursuant to this Section 3.6, accounts receivable that were included as current assets in the calculation of the Estimated Closing Working Capital but that have not been collected in full by the Company or its Subsidiaries as of the 90th day following the Closing Date shall be excluded as current assets in the Closing Balance Sheet to the extent exceeding the reserve for accounts receivable set forth in the Estimated Closing Date Balance Sheet. In the event Parent fails to deliver to the Sellers’ Representative the Closing Statement by the deadline set forth above, the Sellers’ Representative may elect in its sole discretion for the Estimated Closing Working Capital to be deemed the Final Closing Working Capital by delivering written notice of such election to Parent and in such instance there shall be no adjustment pursuant to this Section 3.6.
(b)    The Sellers’ Representative shall have 30 days following the Sellers’ Representative’s receipt of the Closing Balance Sheet and the Closing Statement to deliver to Parent any objections that the Company Securityholders may have to any of the matters set forth therein. If the Sellers’ Representative does not deliver any written objections to Parent within such 30-day period, Sellers’ Representative (on behalf of all of the Company Securityholders) shall be deemed to have accepted the Closing Balance Sheet, the Closing Statement and the calculations set forth therein, and the Sellers’ Representative (on behalf of all of the Company Securityholders) shall have irrevocably waived any right to object thereto. If the Sellers’ Representative does timely deliver such written objections (a “Dispute Notice”), which Dispute Notice specifies in reasonable detail the nature and dollar amount of any disagreement so asserted (collectively, the “Disputed Items”), then, during the 30 days following Parent’s receipt of a Dispute Notice, Parent and the Sellers’ Representative shall diligently attempt to resolve in writing the Disputed Items. Any Disputed Item resolved in writing by Parent and the Sellers’ Representative will be deemed final, binding and conclusive on Parent and the Company Securityholders. Additionally, following delivery of the Closing Balance Sheet and the Closing Statement, Parent shall provide to the Sellers’ Representative reasonable access (subject to applicable privileges and confidentiality undertakings) to the Company’s books and records (including financial records and supporting documents) relating to Parent’s calculation of Closing Working Capital, Closing Date Indebtedness, Company Transaction Expenses and Benefits Liabilities, as the Sellers’ Representative may reasonably request.
(c)    If Parent and the Sellers’ Representative do not reach agreement on all of the Disputed Items during such 30-day period (or such longer period as they shall mutually agree), then, at the end of such period, Parent and the Sellers’ Representative will submit all unresolved Disputed Items (collectively, the “Unresolved Items”) to a nationally recognized accounting firm mutually acceptable to Parent and the Sellers’ Representative (the “Accounting Referee”) to review and resolve such matters. Each of Parent and the Sellers’ Representative agrees to execute and deliver any engagement letter reasonably required by the Accounting Referee. The Accounting Referee will determine each Unresolved Item (the amount of which may not be more favorable to Parent than the related amount reflected in the Closing Statement nor more favorable to the Sellers’ Representative than the related amount set forth in the Dispute Notice) as promptly as practicable, and Parent and the Sellers’ Representative will instruct the Accounting Referee to endeavor to complete such process within a period of no more than 30 days. The Accounting Referee may conduct such proceedings as the Accounting Referee believes, in its sole discretion, will assist in the determination of the Unresolved Items; provided, however, that, except as Parent and the Sellers’ Representative may otherwise agree, all communications between Parent and the Sellers’

Representative or any of their respective representatives, on the one hand, and the Accounting Referee, on the other hand, will be in writing with copies simultaneously delivered to the non-communicating Party. Provided that Parent and the Surviving Company have made available to the Sellers’ Representative and its representatives in a timely manner all information relating to the Closing Statement reasonably requested by the Sellers’ Representative, then the Accounting Referee shall make its determination solely based on (i) the documentation submitted by, and presentations (any such documentation or presentation must be provided to the other Party prior to its submission or presentation to the Accounting Referee) made by Parent and the Sellers’ Representative, (ii) the definitions of Closing Working Capital, Closing Date Indebtedness, Company Transaction Expenses and Benefits Liabilities and (iii) the accounting principles, policies, procedures and methodologies utilized by the Company prior to the Closing. The Accounting Referee’s determination of the Unresolved Items will be final, binding and conclusive on Parent and the Sellers’ Representative, absent manifest errors on all parties, and enforceable before a Governmental Authority, effective as of the date the Accounting Referee’s written determination is received by Parent and the Sellers’ Representative. Each of Parent and the Sellers’ Representative will bear its own legal, accounting and other fees and expenses of participating in such dispute resolution procedure. The fees and expenses of the Accounting Referee incurred pursuant to this Section 3.6(c) shall be split equally between Parent and the Sellers’ Representative.
(d)    Upon final determination of the adjustments to be made (if any) to the Estimated Closing Working Capital, Estimated Closing Date Indebtedness, Estimated Transaction Expenses and Estimated Benefits Liabilities pursuant to this Section 3.6, an adjustment to the Estimated Cash Payment will be determined and paid as follows:
(i)    If the Closing Working Capital, as finally determined pursuant to this Section 3.6 (the “Final Closing Working Capital”), exceeds the Estimated Closing Working Capital by more than $50,000, then Parent shall pay to the Paying Agent, in accordance with the provisions of this Section 3.6(d), for further distribution to the Company Securityholders, the entire amount by which the Final Closing Working Capital exceeds the Estimated Closing Working Capital. If the Estimated Closing Working Capital exceeds the Final Working Capital by more than $50,000, then the Sellers’ Representative, on behalf of the Company Securityholders, shall pay to Parent the amount by which the Estimated Closing Working Capital exceeds the Final Closing Working Capital; provided that the Sellers’ Representative may elect to pay such amount to Parent out of the Representative Expense Fund. If the difference between the Final Closing Working Capital and the Estimated Closing Working Capital is $50,000 or less, then neither Party shall pay any amount to the other Party as an adjustment to the Merger Consideration in respect of Closing Working Capital.
(ii)    If the adjustments to be made to the Estimated Closing Date Indebtedness, Estimated Company Transaction Expenses and Estimated Benefits Liabilities result in the determination of an underpayment by Parent, then Parent shall pay the amount of such underpayment to the Paying Agent, for further distribution to the Company Securityholders. If the adjustments to be made to the Estimated Closing Date Indebtedness, Estimated Company Transaction Expenses and Estimated Benefits Liabilities result in the determination of an overpayment by Parent, then the Sellers’ Representative shall pay the amount of such overpayment to Parent; provided that the Seller’s Representative may elect to pay such amount to Parent out of the Representative Expense Fund.

(iii)    Notwithstanding the foregoing, in lieu of any required payment by Sellers’ Representative to Parent pursuant to this Section 3.6(d), Parent shall instead be entitled, in its sole discretion, to request a distribution of such amount from the Escrow Account by delivering unilateral written instructions in respect thereof to the Escrow Agent, and the Sellers’ Representative agrees not to object to such distribution from the Escrow Account. Parent’s election not to request such a distribution from the escrow account shall in no event constitute or be deemed a waiver of Parent’s right to such payment or of its other remedies under this Agreement with respect thereto.
(iv)    Any amount payable by one Party to another pursuant to this Section 3.6(d) will be paid by wire transfer of immediately available funds within three Business Days after the determination of the amount of such payment. Any amount to be distributed to the Company Securityholders pursuant to this Section 3.6(d) shall be distributed to each applicable Company Securityholder by the Paying Agent in accordance with joint written instructions delivered to the Paying Agent by Parent and Sellers’ Representative.
Section 3.7    Maximum Consideration to be Paid. Notwithstanding anything to the contrary contained in this Agreement, but subject, if any, to (a) the adjustments provided for in Sections 3.3 and 3.6 and (b) the indemnification obligations of Parent contained in Article X, in no event shall Parent, Merger Sub or any Affiliate of Parent be required to pay any amount in excess of the Merger Consideration. Without limiting the generality of the foregoing, in the event of any error in the Disbursement Schedule or any breach of the representations and warranties of the Company set forth in Section 4.2 of this Agreement, including if such breach is as a result of any misstatement or omission in respect of the information set forth in Exhibits A-1 or A-2 or otherwise, the portion of the Merger Consideration to be paid to each Company Securityholder under this Agreement shall be automatically equitably adjusted to accurately reflect the capitalization of the Company as of the Effective Time and the Company Securityholders shall be solely responsible to re-allocate funds received from the Payment Fund among themselves, and Parent shall not be required to add additional funds to the Payment Fund in respect of such error or breach.
ARTICLE IV
Representations and Warranties of the Company
The Company represents and warrants to Parent and Merger Sub as follows, except as expressly set forth in the correspondingly numbered section of the disclosure schedule delivered by the Company to Parent (the “Company Disclosure Schedule”).
Section 4.1    Organization; Authorization; etc.
(c)    The Company is a limited liability company duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization. Each of the Subsidiaries of the Company is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization. The Company and each of its Subsidiaries have all requisite power and authority to own, lease and operate their respective properties and assets and to carry on their respective businesses as they are now being conducted. The Company and each of its Subsidiaries are in good standing and are duly qualified as foreign entities to transact business in each jurisdiction in which the nature of property owned or leased by them or the conduct of their respective businesses requires them to be so qualified, except, in the case where the failure to be so qualified or in good standing, individually or in the aggregate with such other failures, would not reasonably be expected to result in a Material Adverse Effect. Schedule 4.1(a) contains a true and complete list of all of the Company’s Subsidiaries, as well as a chart setting forth the structure of the Company and its Subsidiaries as a whole. Except for the Company’s Subsidiaries set forth in Schedule 4.1(a), the Company does not directly or indirectly own any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any corporation, partnership, limited liability company, joint venture or other business association or entity.
(d)    Accurate and complete copies of (i) the articles of organization or similar formation documents; (ii) bylaws, operating agreement or other similar governance documents; (ii) minutes of meetings, or written consents in lieu of meetings, of the members, boards of directors (or similar governing bodies) and committees of the boards of directors (or similar governing bodies); (iii) Certificates and share transfer ledgers and (iv) other organizational documents (in each case, together with all amendments thereto) of the Company and each of its Subsidiaries have been delivered or made available to Parent. Neither the Company nor any of its Subsidiaries is in default under or in violation of any provision of its organizational documents. All share transfer Taxes levied or payable with respect to all transfers of shares of the Company and its Subsidiaries prior to the date hereof have been paid and, if applicable, all applicable transfer Tax stamps have been affixed.
(e)    The Board of Directors of the Company, at a meeting duly called and held, adopted resolutions that are valid and in full force and effect (i) approving and declaring advisable the Merger, this Agreement (which shall be deemed an “plan of merger” for purposes of the LLC Act) and the other agreements and documents to be delivered by the Company in connection with this Agreement (collectively, the “Ancillary Agreements”), (ii) declaring that the Merger, this Agreement and the Ancillary Agreements are in the best interests of the Members, (iii) authorizing the execution and delivery of this Agreement and the Ancillary Agreements, the performance of the Company’s obligations hereunder and thereunder and the consummation of the transactions contemplated hereby, and (iv) recommending that the Members approve and adopt this Agreement and the Ancillary Agreements. The Company has all requisite limited liability company power and authority to execute and deliver this Agreement and the Ancillary Agreements, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. This Agreement and each Ancillary Agreement to which the Company is a party have been duly executed and delivered by the Company and (assuming due execution by the other parties hereto and thereto) constitute the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with their terms.
(f)    Attached as Exhibit C is an accurate and complete copy of certain resolutions adopted by the Consenting Members, which agreement and resolutions have not been amended or modified since the date of execution and adoption, pursuant to which the Consenting Members have approved this Agreement and the transactions contemplated hereby, including the Merger. No other vote of any Company Securityholder, or any other limited liability company proceeding or action on the part of the Company, the Company’s Board of Directors or the Members is required to approve or adopt this Agreement or the transactions contemplated hereby, including the Merger, or authorize the consummation of such transactions and the Merger.
(g)    Except as set forth in Schedule 4.1(e), the execution, delivery and performance of this Agreement and the Ancillary Agreements do not, and the consummation of the transactions contemplated hereby and thereby will not, conflict with, result in the imposition or creation of an Encumbrance upon, result in any breach or violation of or default under (with or without notice or lapse of time, or both), or give rise to any right of termination, cancellation, modification or acceleration, or any obligation or loss of any benefit under or in respect of (i) any provision of the articles of organization or Operating Agreement, or similar organizational documents, of the Company or any of its Subsidiaries; (ii) any Contract or Permit to which the Company or any of its Subsidiaries is a party or to which any of their respective properties or assets are bound; or (iii) any Legal Requirement or Order to which the Company or any of its Subsidiaries is subject.
(h)    No registrations, filings, applications, notices, consents, approvals, orders, qualifications, authorizations or waivers are required to be made, filed, given or obtained by the Company or any of its Subsidiaries with, to or from any Person, including any United States or foreign, federal, state, local or other governmental, administrative or regulatory authority, agency, bureau, commission, department or other governmental or administrative instrumentality, subdivision, court, arbitrator, tribunal or body (each, a “Governmental Authority”), in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, except (i) as set forth on Schedule 4.1(f) (the “Company Approvals”) and (ii) the filing and recordation of the Articles of Merger.
Section 4.2    Capitalization; Structure.
(d)    Prior to the restatement of the Operating Agreement contemplated by Section 6.10, the Company has authorized three classes of Shares, namely the Common Shares, the Series A Preferred Shares and the Series B Preferred Shares. Exhibit A accurately sets forth a complete and accurate list of the name of each Person owning, beneficially and of record, Company Shares as of immediately prior to such restatement of the Operating Agreement, together with (A) the number of Company Shares held by each such Person and (B) the class or type of equity interests so owned, which will remain the same following such restatement of the Operating Agreement.
(e)    Schedule 4.2(b) sets forth the authorized capital stock or other equity interests in each of the Company’s Subsidiaries and the number of shares of capital stock or other equity interests in each Subsidiary that are issued and outstanding (such issued and outstanding equity interests, the “Subsidiary Shares”). All of the Subsidiary Shares are owned beneficially and of record by the Company.
(f)    All of the Company Shares and Subsidiary Shares (i) were validly issued and issued in compliance with federal and applicable state and foreign Legal Requirements, free and clear of all Encumbrances (other than those created by the Operating Agreement) and exempt from registration under all applicable federal and state securities laws and regulations; (ii) are fully paid and nonassessable, (iii) have not been issued in violation of any preemptive rights and (iv) other than as set forth in the Operating Agreement, are not subject to preemptive rights, rights of first refusal or similar rights created by statute, the Company’s organizational documents or any agreement. Except as set forth in Schedule 4.2(c), there are no (i) outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any securities of the Company or any of its Subsidiaries or (ii) outstanding obligations of the Company or any of its Subsidiaries to provide funds to or make an investment (in the form of a loan, capital contribution or otherwise) in the Company, any of its Subsidiaries or any other Person. Except as set forth in

Schedule 4.2(c), there are no other outstanding securities of the Company or of any of its Subsidiaries, including any debt securities or any options, warrants, calls, commitments, agreements or other rights of any kind, giving any Person the right to acquire, or any securities that, upon conversion, exchange or exercise would give any Person the right to require the issuance, sale or transfer of, or obligations to issue, sell or transfer, or otherwise convertible, exercisable or exchangeable into, any Company Shares or other equity interests in the Company or any of its Subsidiaries.
(g)    Except as set forth on Schedule 4.2(d) and except for the Company Equity Plan, neither the Company nor any of its Subsidiaries has ever adopted, sponsored or maintained any stock option plan or any other plan or agreement providing for equity compensation to any person. As of the Effective Time, the Company has reserved 332,000 Common Shares for issuance to employees and consultants pursuant to the Company Equity Plan, of which 232,557 shares are subject to outstanding and unexercised Company 2012 Options, and 99,443 shares remain available for issuance thereunder. Schedule 4.2(d) sets forth a true, correct and complete list of all Company Optionholders, whether or not granted under the Company Equity Plan, including the number of Company Shares subject to each such option, the date of grant, the exercise or vesting schedule (and the terms of any acceleration thereof), the exercise price per share, and the term of each such option. Such list also specifies the options that are held by persons that are not employees of the Company or any Subsidiary (including non-employee directors, consultants, advisory board members, vendors, service providers or other similar persons), including a description of the relationship between each such person and the Company. Accurate and complete copies of all agreements and instruments relating to or issued under the Company Equity Plan have been provided or made available to Parent and such agreements and instruments have not been amended, modified or supplemented, and there are no agreements to amend, modify or supplement such agreements or instruments from the forms thereof provided to Parent.
(h)    Except as set forth in Schedule 4.2(e), there are no change of control or similar rights, anti-dilution protections, accelerated vesting rights or other rights that any Company Securityholder, any officer, employee or director of the Company or any of its Subsidiaries, or any other Person would be entitled to exercise or invoke as a result of, or in connection with, the transactions contemplated hereby or otherwise.
(i)    Except for the resolutions of the Consenting Members, there are no voting trusts or other agreements or understandings to which the Company is a party with respect to the voting of the equity securities of the Company. Following the Effective Time, no Person will have any right to receive Company Shares or other equity interests in the Surviving Company upon exercise, conversion or vesting of any right or convertible instrument.
Section 4.3    Title to Assets; Sufficiency of Assets. Except as set forth in Schedule 4.3, the Company or its applicable Subsidiary owns or leases (absent any defaults under any such lease by the Company or, to the Knowledge of the Company, any third parties (and no event has occurred that with the lapse of time or the giving of notice, or both, would constitute such a default)) all tangible personal property, including all buildings, machinery, equipment, and all other material tangible assets, used by it in connection with its business as presently conducted, in each case, free and clear of any Encumbrance, except for Encumbrances for (a) Taxes, assessments and similar charges not yet due and payable or contested in good faith by appropriate proceedings and with respect to which adequate reserves in accordance with GAAP have been established in the Financial Statements, or (b) mechanic’s, material men’s, contractor’s, repairman’s or similar liens arising in the ordinary course of business, consistent with past practice. Such property and assets are in satisfactory operating condition and free from defects, in each case, subject to ordinary wear and tear, and are suitable for the purposes used. Such property and assets constitute all of the properties and assets used or held for use in connection with the business of the Company and its Subsidiaries during the past twelve months (except Cash and Cash Equivalents disposed of, accounts receivable collected, prepaid expenses realized, Contracts fully performed, and properties or assets sold or replaced by equivalent properties or assets, in each case in the ordinary course of business). The assets of the Company and its Subsidiaries constitute all of the assets necessary to conduct the business of the Company and its Subsidiaries as conducted as of the date of this Agreement and to permit the Surviving Company and its Subsidiaries to conduct such businesses after the Effective Time in the same manner as such businesses are currently conducted and will have been conducted immediately prior to the Effective Time. There has not occurred and, to the Knowledge of the Company, there is not expected to occur any circumstance or event that would (a) cause any asset of the Company or any of its Subsidiaries to cease to be owned or leased (as applicable) by the Company prior to the Effective Time or cease to be owned or leased (as applicable) by the Surviving Company immediately after the Effective Time; or (b) interfere with the current use, occupancy or operation of any such asset.
Section 4.4    Financial Statements.
(g)    The Company has delivered or made available to Parent true and complete copies of (collectively, the “Financial Statements”) (i) the audited consolidated balance sheet of the Company and its Subsidiaries as of December 31, 2011, December 31, 2012 and December 31, 2013, and the related consolidated statements of operations, shareholders’ equity and cash flows each such year (including the notes thereto); (ii) the unaudited consolidated balance sheet of the Company and its Subsidiaries as of September 30, 2014 (the “Reference Date Balance Sheet” and September 30, 2014, the “Reference Date”), and the unaudited consolidated statements of operations and cash flows of the Company and its Subsidiaries for the nine (9) months then ended. The Financial Statements have been prepared in accordance with GAAP and in conformity with the practices consistently applied by the Company and its Subsidiaries in the immediately preceding fiscal periods (except as may be indicated in the notes thereto to the contrary) and present fairly in all material respects the consolidated financial position, cash flows and results of operations of the Company and its Subsidiaries, for the periods and as of the dates set forth therein, in each case in conformity with GAAP, subject to the absence of information or notes not required by GAAP to be included in interim financial statements that, if furnished, would not, individually or in the aggregate, disclose any material obligation or liability not otherwise accrued for in the Financial Statements, and to normal year-end audit adjustments, none of which is material.
(h)    The Company and each of its Subsidiaries make and keep books, records and accounts that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of its assets. The Company and each of its Subsidiaries maintains systems of internal accounting controls sufficient to provide reasonable assurances that: (i) transactions are executed in accordance with management’s general or specific authorization; (ii) transactions are recorded as necessary to permit the preparation of financial statements in conformity with GAAP and to maintain accountability for assets; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the actual levels at reasonable intervals and appropriate action is taken with respect to any differences. To the Knowledge of the Company, there are no significant deficiencies or material weaknesses in the design or operation of the Company’s or any Company Subsidiary’s internal control over financial reporting that are reasonably likely to adversely affect its ability to record, process, summarize and report financial information to its management and board of directors. To the Knowledge of the Company, there is no fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s or a Company Subsidiary’s internal control over financial reporting; and the Company’s and each Company Subsidiary’s internal control over financial reporting is effective.
(i)    Neither the Company nor any of its Subsidiaries has any Liability, except for (i) Liabilities set forth in the Reference Date Balance Sheet (other than in the notes thereto) and (ii) Liabilities that have arisen after the Reference Date in the ordinary course of business (none of which is material and none of which results from, arises out of, relates to, is in the nature of, or was caused by any breach of contract, breach of warranty, tort, infringement, or violation of a Legal Requirement).
(j)    There are no amounts owed to the Company or a Company Subsidiary by any Business Employee or Company Securityholder (“Insider Receivables”) as of the date of this Agreement. There will be no outstanding Insider Receivables as of the Effective Time.
(k)    Schedule 4.4(e) sets forth an accurate and complete list of all Company Indebtedness as of the date of this Agreement, which schedule shall be updated as of the Closing Date. Except as set forth in Schedule 4.4(e), no Company Indebtedness contains any restriction upon (i) the prepayment of any of such Company Indebtedness, (ii) the incurrence of additional Indebtedness by the Company or any of its Subsidiaries, or (iii) the ability of the Company or any of its Subsidiaries to impose any Encumbrance on its properties or assets.
Section 4.5    Absence of Certain Changes. Except as set forth in Schedule 4.5, since December 31, 2013, the Company and its Subsidiaries have conducted their businesses in the ordinary course of business and in substantially the same manner as previously conducted and there has not occurred any Material Adverse Effect or any damage to or destruction of any material asset of the Company or any of its Subsidiaries, whether or not covered by insurance. Without limiting the generality of the foregoing, since December 31, 2013, there has not been any:
(e)    authorization, issuance, sale, delivery, or agreement to issue, sell or deliver, Company Shares, bonds or other securities (whether authorized and unissued or held in the treasury) of the Company or any of its Subsidiaries, or purchase, redemption, dividend, retirement, grant, or agreement to grant any options, warrants, registration rights, dividend rights or other rights calling for the issuance, sale or delivery of Company Shares, bonds or other securities of the Company or any of its Subsidiaries, other than the issuance of Company Shares pursuant to Company Options outstanding as of the Reference Date, in each case in accordance with the respective option agreement and the Company Equity Plan;
(f)    increase or promise to increase any compensation or benefit of any Business Employee or equityholder of the Company or any of its Subsidiaries, other than in the ordinary course of business, or entry into any employment, severance, change of control or similar Contract with any Business Employee or any shareholder of the Company or any of its Subsidiaries;
(g)    adoption or termination of, amendment to or increase in the payments or benefits under, any Company Benefit Plan;
(h)    declaration or payment of any dividend or other distribution or payment in respect of Company Shares, bonds or other securities of the Company or any of its Subsidiaries (other than quarterly tax distributions made consistent with past practice and the terms of the Operating Agreement);
(i)    amendment to the organizational documents of the Company or any of its Subsidiaries, other than as set forth in Section 6.10 hereof;
(j)    sale (other than in the ordinary course of business), lease, license or other disposition of, or imposition of any Encumbrance on, any of the Company’s or any of its Subsidiaries’ assets or properties;
(k)    (i) commitment of, entry into, amendment of, termination of, or receipt of notice of termination of any (A) employment, severance, change of control, joint venture or similar Contract of the Company or any of its Subsidiaries; or (B) license, other than in the ordinary course of business; (ii) amendment of any Material Contract, other than any Contract with a customer of the Company; (iii) amendment of, termination of, or receipt of notice of termination of any Material Contract with a customer of the Company; (iv) commitment of, entry into, amendment of, termination of, or receipt of notice of termination of any transaction between the Company or any of its Subsidiaries, on the one hand, and any director, officer or partner, or any Affiliate of any such director, officer, or partner, of the Company or any of its Subsidiaries, on the other hand;
(l)    incurrence of or commitment to incur aggregate capital expenditures in excess of $10,000 individually or $50,000 in the aggregate;
(m)    borrowings or agreements to borrow by the Company or any of its Subsidiaries, or guarantees by the Company or any of its Subsidiaries of any Indebtedness of any Person, except such borrowings, guarantees or other contingent financial obligations made in the ordinary course of business;
(n)    making of any loans, advances or capital contributions to, or investments in, any Person or payment of any fees or expenses of any Member or any Affiliate thereof;
(o)    (i) liquidation, dissolution, recapitalization or reorganization in any form of transaction; (ii) filing for bankruptcy or insolvency; or (iii) application for relief of debt or a moratorium on payments; and no third party has taken any of the foregoing actions, in each case in respect of or on behalf of the Company or any of its Subsidiaries;
(p)    change with respect to the methods, practices or timing for the collection of amounts owed to the Company or any of its Subsidiaries, or payment of any amounts payable or other debts or obligations of the Company or any of its Subsidiaries (other than in the ordinary course of business), including changing from current to long-term any liabilities of the Company or any of its Subsidiaries;

(q)    cancellation, reduction or waiver of any material debt, claim or right of the Company or any of its Subsidiaries;
(r)    modification, amendment or adjustment to or of the type or amount of insurance coverage maintained by the Company, including over its assets and properties;
(s)    indication by any customer of the Company or its Subsidiary in respect of which the Company or such Subsidiary generated $25,000 or more in annual revenue in fiscal year 2013 or year to date 2014 (on a prorated basis) that such customer intends to discontinue or change, in a manner adverse to the Company, the terms of its relationship with the Company or such Subsidiary;
(t)    material change in the accounting methods used by the Company or any of its Subsidiaries;
(u)    (i) preparation, amendment or filing by or with respect to the Company or any of its Subsidiaries, or any assets of any of them, of any Tax Return that is inconsistent with past practice; (ii) position taken, election made or revoked, or method adopted by or with respect to the Company or any of its Subsidiaries that is inconsistent with positions taken, elections made or methods used in the preparing or filing of similar Tax Returns with respect to the Company, any of its Subsidiaries or any such assets in prior periods, (iii) entry into, amendment or modification of any Tax sharing arrangement, Tax indemnity contract or similar contract or arrangement affecting the Company or any of its Subsidiaries or any payments made under any Tax sharing arrangement, Tax indemnity contract or similar contract that are outside the ordinary course of business;
(v)    settlement, compromise or waiver by the Company or any of its Subsidiaries of any Claim, including any Claim relating to Taxes; or
(w)    agreement, whether oral or written, by the Company or any of its Subsidiaries to do or cause to be done any of the foregoing (other than negotiations with Parent and its representatives regarding the transactions contemplated by this Agreement).
Section 4.6    Litigation; Claims.
(a)    Except as set forth in Schedule 4.6, there is no Claim pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries or, to the Knowledge of the Company, any Claim pending or threatened against any of the Company’s or any of its Subsidiaries’ respective current or former officers or directors (in their capacities as such). Except as set forth in Schedule 4.6, there are no Orders outstanding against the Company or any of its Subsidiaries or any of their respective properties, assets or businesses that have not been satisfied. Neither the Company nor any of its Subsidiaries is a party to any Claim in which it is a plaintiff or is otherwise seeking relief.
(b)    To the Knowledge of the Company, there is no fact or circumstance that, either alone or together with other facts and circumstances, could reasonably be expected to give rise to any Claim or Order against, relating to or affecting the Company or any of its Subsidiaries or any of their respective assets and properties that, if adversely decided, would be reasonably likely to result in a Liability to the Company or any of its Subsidiaries.
(c)    No event has occurred, and no circumstance or condition exists, that has resulted in, or that will or would reasonably be expected to result in, any claim for indemnification,

reimbursement, contribution or the advancement of expenses by any Business Employee (other than a claim for reimbursement by the Company, in the ordinary course of business, of travel expenses or other out-of-pocket expenses of a routine nature incurred by such Business Employee in the course of performing such Business Employee’s duties for the Company) pursuant to: (i) the terms of the organizational documents of the Company or a Company Subsidiary; (ii) any indemnification agreement or other Contract between the Company or a Company Subsidiary and any such Business Employee; or (iii) any applicable Legal Requirement.
(d)    To the Knowledge of the Company, no event has occurred, and no circumstance or condition exists, that has resulted in, or that will or would reasonably be expected to result in, any Liability of the Company or a Company Subsidiary to any current, former or alleged Company Securityholder in such Person’s capacity (or alleged capacity) as a securityholder of the Company.
Section 4.7    Compliance with Laws; Permits.
(a)    Neither the Company nor any of its Subsidiaries is in violation of, has violated, or has been given notice of any violation of, any Legal Requirement. To the Knowledge of the Company, (i) neither the Company nor any of its Subsidiaries is under investigation or inquiry with respect to the violation of any Legal Requirement and (ii) there are no facts or circumstances that could form the basis for any such violation.
(b)    Schedule 4.7(b) contains a list of all Permits held by the Company and its Subsidiaries, which constitute all Permits that are required for the operation of their respective businesses as presently conducted. All Permits held by the Company and its Subsidiaries are in full force and effect and neither the Company nor any of its Subsidiaries is in default under or violation of (and no event has occurred which, with notice or the lapse of time or both, would constitute a default under or violation of) any term, condition or provision of any Permit held by it, the violation or default of which would not reasonably be expected to result in a Material Adverse Effect. There are no lawsuits, actions, administrative, arbitration or other proceedings or governmental investigations pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries that could reasonably be expected to result in the revocation, cancellation, suspension or any other adverse modification of any Permit held by the Company or its Subsidiaries, nor, to the Knowledge of the Company, is there any basis for any such revocation, cancellation, suspension or adverse modification. Neither the Company nor any of its Subsidiaries has received written notice of any loss of or refusal to renew any Permit held by the Company or such Subsidiary.
Section 4.8    Material Contracts.
(a)    Schedule 4.8 sets forth a list of all (the “Material Contracts”):
(v)    Contracts that involve aggregate annual payments by or to the Company or any of its Subsidiaries of more than $25,000;
(vi)    Contracts that relate to or evidence Company Indebtedness or pursuant to which an Encumbrance has been placed on any material asset or property of the Company or any of its Subsidiaries;

(vii)    Contracts that (A) limit the ability of the Company and/or any Subsidiary or affiliate of, or successor to, the Company, or, to the Knowledge of the Company, any executive officer of the Company, to compete in any line of business or with any Person or in any geographic area or during any period of time or to develop, market, sell, distribute or otherwise exploit Company services or products, (B) grant exclusive rights of any type or scope or rights of first refusal, rights of first negotiation or similar rights or terms to any Person, (C) require the Company and/or any Subsidiary or affiliate of, or successor to, the Company to use any supplier or third party for all or substantially all of any of its material requirements or needs in any respect, (D) limit or purport to limit the ability of the Company and/or any Subsidiary or affiliate of, or successor to, the Company to solicit any customers, employees or clients of the other parties thereto, (E) require the Company and/or any Subsidiary or affiliate of, or successor to, the Company to provide to the other parties thereto “most favored nation” pricing, or (F) require the Company and/or any Subsidiary or affiliate of, or successor to, the Company to market or co-market any products or services of a third party;
(viii)    powers of attorney and proxies entered into by or granted to the Company or any of its Subsidiaries, whether limited or general, revocable or irrevocable;
(ix)    confidentiality, non-disclosure and/or standstill agreements entered into by the Company or any of its Subsidiaries (other than in the ordinary course of business);
(x)    Contracts that contain any obligation on the part of the Company or any of its Subsidiaries to indemnify any Person (other than Contracts with customers entered into in the ordinary course of business), and Contracts that involve aggregate annual payments to the Company or any of its Subsidiaries of more than $25,000 and that subject the Company or any of its Subsidiaries to potential unlimited liability;
(xi)    Contracts pursuant to which the Company or any of its Subsidiaries grants or obtains a license to use Intellectual Property, other than Contracts concerning generally commercially available software, including software available through retail stores, distribution networks, that is subject to “shrink-wrap” or “click-through” license agreements, or that is pre-installed as a standard part of hardware purchased by the Company or one of its Subsidiaries;
(xii)    Contracts that involve aggregate annual payments to the Company or any of its Subsidiaries of more than $25,000 and pursuant to which the Company grants a perpetual or non-terminable license to its products or Intellectual Property;
(xiii)    Contracts that create or relate to a partnership or joint venture to which the Company or any of its Subsidiaries is a party, or pursuant to which the Company or any of its Subsidiaries has any ownership interest in any other Person;
(xiv)    Contracts for (A) the acquisition or disposition of any equity interests or material assets of the Company, any of its Subsidiaries or any other Person or (B) any merger, recapitalization, redemption, reorganization or other similar transaction;
(xv)    Contracts for the employment of any director, officer, employee or consultant of the Company or any other type of Contract with any officer, employee or consultant of the Company or any Subsidiary that is not immediately terminable by the Company or such Subsidiary without cost or Liability, including any Contract requiring it to make a payment to any director, officer, employee or consultant on account of the Merger, any transaction contemplated by this Agreement or any Contract that is entered into in connection with this Agreement
(xvi)    Contracts under which the Company or one of its Subsidiaries has, directly or indirectly, made any advance, loan or extension of credit to any Person;
(xvii)    Contracts for capital expenditures or the acquisition or construction of fixed assets for the benefit and use of the Company or one of its Subsidiaries, the performance of which involves consideration in excess of $50,000 annually or $100,000 in the aggregate;
(xviii)    Contracts for the purchase or sale of real property;
(xix)    Contracts relating to Leased Real Estate (the “Leases”) or the lease of personal property;
(xx)    Contracts between the Company or one of its Subsidiaries, on the one hand, and any Affiliate of the Company or such Subsidiary, on the other hand;
(xxi)    Contracts with one or more Governmental Authorities;
(xxii)    Contracts requiring the Company to modify or customize its products or services or deliver new or nonstandard products or product features;
(xxiii)    any commitment to enter into any agreement of the type described in subsections (i) through (xvi) of this Section 4.8(a); and
(xxiv)    Contracts that are otherwise material to the Company or one of its Subsidiaries and not already disclosed pursuant to this Section 4.8(a).
(b)    Each Material Contract constitutes a valid and binding obligation of the Company or the applicable Subsidiary, enforceable against the Company or such Subsidiary in accordance with its terms and, to the Knowledge of the Company, constitutes a valid and binding obligation of the third party thereto, enforceable against such third party in accordance with its terms. With respect to all such Material Contracts, neither the Company nor any of its Subsidiaries, nor, to the Knowledge of the Company, any other party to any such Material Contract, is in breach thereof or material default thereunder and there does not exist under any provision thereof, to the Knowledge of the Company, any event that, with the giving of notice or the lapse of time or both, would constitute such a breach or default. True and complete copies of each Material Contract set forth in Schedule 4.8 (together with all amendments, waivers or other changes thereto) have been furnished or made available to Parent (including descriptions of the material terms of all oral Material Contracts), and all of such Material Contracts are legal, valid and in full force and effect.
Section 4.9    Taxes.
(a)    (i) The Company and its Subsidiaries have timely filed all Tax Returns required to be filed by the Company and its Subsidiaries (taking into account any valid extensions of time to file) on or prior to the Closing Date, (ii) all income Tax Returns were correct and complete in all respects, and all other Tax Returns were correct and complete in all material respects, and all such Tax Returns accurately reflected all liability for Taxes of the Company and its Subsidiaries for the periods covered thereby, (iii) all Taxes and Tax liabilities of the Company and its Subsidiaries for all Pre-Closing Periods have been, or will be, (A) timely paid in full on or prior to the Closing Date or (B) adequately disclosed and fully provided for in the Estimated Closing Balance Sheet and (iv) except as set forth in Schedule 4.9(a), neither the Company, nor any of its Subsidiaries have entered into or requested with respect to the Company or its Subsidiaries any waivers of statutes of limitations in connection with any Taxes or Tax Returns. There are no liens for Taxes upon the assets of the Company or any of its Subsidiaries except for liens for Permitted Encumbrances.
(b)    All Taxes which the Company and its Subsidiaries are required by law to withhold and collect at or prior to Closing have been, or will have been, withheld, collected and paid over, in each case, in a timely manner, to the proper Tax Authorities to the extent due and payable. None of the Company or any of its Subsidiaries (i) has been a member of any consolidated, combined, affiliated or unitary group (other than with the Company and its Subsidiaries) for Tax purposes, or (ii) has any Liability for the Taxes of any other Person (other than the Company and its Subsidiaries) as a (A) result of being a member of any consolidated, combined, affiliated or unitary group, or (B) transferee or successor, by contract or otherwise. All of the U.S. federal income Tax Returns filed by or on behalf of each of the Company and its Subsidiaries for all taxable periods ending on or before December 31, 2011 have been examined by and settled with the IRS, or the statute of limitations with respect to the relevant Tax liability has expired. All Taxes due with respect to any completed and settled audit, examination or deficiency litigation with any Tax Authority have been paid in full. Except as set forth in Schedule 4.9(b), there is no Tax Contest that is pending or threatened with respect to any Taxes of the Company or any if its Subsidiaries and no Tax Authority has given notice of the commencement of (or its intent to commence) any Tax Contest with respect to any Taxes.
(c)    Except as set forth on Schedule 4.9(c), neither the Company nor any of its Subsidiaries, as of the Closing Date, has granted to any Person a power-of-attorney currently in force relating to Tax matters.
(d)    No Claim which remains open has been made by any Tax Authority in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that the Company or any of its Subsidiaries is or may be subject to taxation by that jurisdiction.
(e)    Except as set forth in Schedule 4.9(e), there are no Tax sharing, allocation, indemnification or similar agreements in effect as between the Company or any of its Subsidiaries or any predecessor or Affiliate thereof and any other party (including any predecessors or affiliates thereof) under which the Company or any of its Subsidiaries could be liable for any Taxes or other claims of any party.
(f)    Neither the Company nor any of its Subsidiaries has applied for, been granted, or agreed to any accounting method change for which it or Parent (after the Closing) will be required to take into account any adjustment under Section 481 of the Code or any similar provision of the Code or the corresponding Tax laws of any nation, state or locality; neither the IRS nor any other Tax Authority has proposed or purported to require any such adjustment or change in accounting method, and the Company and its Subsidiaries have no knowledge or belief that any such adjustment under Section 481 of the Code or the corresponding Tax laws of any nation, state or locality will be required of the Company or its Subsidiaries upon the completion of, or by reason of, the transactions contemplated by this Agreement.
(g)    The Company and each Subsidiary has delivered or made available to Parent copies of each of the Tax Returns for income Taxes filed on behalf of the Company and each

Subsidiary since December 31, 2010, with respect to the Company, and since December 31, 2013, with respect to the Company Subsidiaries.
(h)    There are no transactions or facts existing with respect to the Company and/or its Subsidiaries which by reason of the consummation of the transactions contemplated by this Agreement will result in the Company and/or its Subsidiaries recognizing income.
(i)    Neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude an item of deduction from, taxable income for any Post-Closing Period as a result of any election under Section 108(i) of the Code.
(j)    None of the Subsidiaries of the Company is a “foreign financial institution” as defined in Section 1471(d)(4) of the Code.
(k)    Neither the Company nor any of its Subsidiaries has entered into any listed, reportable or substantially similar transactions for purposes of U.S. Treasury Regulations Section 1.6011-4 or a transaction that did not have economic substance for purposes of Section 7701(o) of the Code.
(l)    There are no Tax rulings, requests for rulings or closing agreements relating to the Company or any of its Subsidiaries, nor has any Person acting on behalf of the Company or any of its Subsidiaries requested or received a ruling from any Tax Authority or signed a closing or other agreement with any Tax Authority. Neither the Company nor any of its Subsidiaries, nor Parent after the Closing, will be required to include in gross income, or exclude any item of deduction, for a Post-Closing Period income or gain attributable to a Pre-Closing Period that was not recognized in that Pre-Closing Period as a result of the installment method, the completed contract method or the cash method of accounting, any other method of accounting, Section 263A of the Code, any prepaid amount, or any intercompany transaction. The Company has provided to Parent complete and correct copies of all private letter rulings, revenue agent reports, information document requests, notices of proposed deficiencies, deficiency notices, protests, petitions, closing agreements, settlement agreements, pending ruling requests and any similar documents submitted by, received by or agreed to by or on behalf of any of the Company or any of its Subsidiaries, and relating to Taxes for all open taxable periods.
(m)    No Subsidiary of the Company is a “surrogate foreign corporation” or a foreign corporation that is treated as a domestic corporation, in each case, within the meaning of Section 7874 of the Code.
(n)    Except as set forth on Schedule 4.9(n), the Company and each of its Subsidiaries are in material compliance with all transfer pricing requirements in the United States, the United Kingdom and each other jurisdiction applicable to the Company and its Subsidiaries. None of the transactions between the Company, any of its Subsidiaries or any other related Persons (including the Affiliates) could reasonably be expected to be subject to any material adjustment, apportionment, allocation or recharacterization under Section 482 of the Code or any similar U.S. state or local or non-U.S. Legal Requirement, and all of such transactions have been effected on an arm’s length basis.
Each of the representations and warranties set forth in this Section 4.9 are made with respect to any predecessors of the Company or its Subsidiaries.

Section 4.10    Employee Benefits.
(a)    Schedule 4.10(a) sets forth a complete list of each “employee benefit plan” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended, (“ERISA”) (whether or not subject to ERISA) and any other plan, policy, program practice, agreement, understanding or arrangement (whether written or oral) providing compensation or other benefits to any current or former director, officer, employee or consultant (or to any dependent or beneficiary thereof) of the Company or any ERISA Affiliate (as defined below), maintained, sponsored or contributed to by the Company or any ERISA Affiliate, or under which the Company or any ERISA Affiliate has or may have any obligation or Liability, including all incentive, bonus, severance, change in control, deferred compensation, vacation, holiday, cafeteria, fringe benefit, medical, disability, stock purchase, stock option, stock appreciation, phantom stock, restricted stock or other stock-based compensation plans, policies, programs, practices or arrangements (each a “Company Benefit Plan”). For purposes of this Agreement, “ERISA Affiliate” means any entity (whether or not incorporated) other than the Company that, together with the Company, is required to be treated as a single employer under Section 414(b), (c), (m) or (o) of the Code.
(b)    With respect to each Company Benefit Plan, the Company has furnished to Parent a true, correct and complete copy of the following documents with respect to each Company Benefit Plan: (i) written documents comprising each of the Company Benefit Plans and related plan documents (including, without limitation, all amendments, trust documents, insurance policies or Contracts, employee booklets, summary plan descriptions and other authorizing documents, and any material employee communications relating thereto) or, if there is no such written document, an accurate and complete description of the Company Benefit Plan, (ii) the Form 5500 reports filed for the last three plan years, if applicable; (iii) all registration statements and prospectuses prepared in connection with each Company Benefit Plan, if any; (iv) the most recent financial statements, audit reports and actuarial reports, if any; (v) the most recent IRS determination, opinion, notification and advisory letters, if any; (vi) all correspondence to or from any Governmental Authority relating to any Company Benefit Plan, if any; (vii) all policies pertaining to fiduciary liability insurance covering the fiduciaries for each Company Benefit Plan; (viii) all nondiscrimination testing results and summaries for each Company Benefit Plan for the three most recent plan years, if applicable, (ix) all HIPAA Privacy Notices, notices of creditable coverage, and all business associate agreements to the extent required under HIPAA, (x) any other material documentation related to the Company Benefit Plans. All individuals who, pursuant to the terms of any Company Benefit Plan, are entitled to participate in any Company Benefit Plan, are currently participating in such Company Benefit Plan or have been offered an opportunity to do so and have declined in writing.
(c)    Any Company Benefit Plan intended to be qualified under Section 401(a) of the Code has either obtained from the IRS a favorable determination letter as to its qualified status under the Code, including all amendments to the Code effected by the Tax Reform Act of 1986 and subsequent legislation, or has applied (or has time remaining in which to apply) to the IRS for such a determination letter prior to the expiration of the requisite period under applicable Treasury Regulations or IRS pronouncements in which to apply for such determination letter and to make any amendments necessary to obtain a favorable determination or has been established under a standardized prototype plan for which an IRS opinion letter has been obtained by the plan sponsor and is valid as to the adopting employer. The Company has also provided to Parent a true, correct and complete copy of the most recent IRS determination or opinion letter issued with respect to each such Company Benefit Plan, and nothing has occurred since the issuance of each such letter that has adversely affected, or that would reasonably be expected to cause the loss of, the Tax-qualified status of any Company Benefit Plan subject to Section 401(a) of the Code.
(d)    There has been no “prohibited transaction” (within the meaning of Sections 406 and 407 of ERISA and Section 4975 of the Code and not otherwise exempt under Section 408 of ERISA or Sections 4975(c)(2) and 4975(d) of the Code and any regulatory guidance thereunder) with respect to any Company Benefit Plan. Neither the Company nor any Subsidiary or ERISA Affiliate is subject to any Liability or penalty under Sections 4976 through 4980 of the Code or Title I of ERISA with respect to any of the Company Benefit Plans.
(e)    Each Company Benefit Plan has been maintained and administered in accordance with its terms and in compliance with the requirements prescribed by any and all statutes, rules and regulations (including ERISA and the Code), and each of the Company, each Subsidiary and each ERISA Affiliate has performed all obligations required to be performed by it under and is not in default under or in violation of, and to the Knowledge of the Company no third party is in default under or in violation of, any of the Company Benefit Plans. In addition, with respect to each Company Benefit Plan intended to include a Code Section 401(k) arrangement, the Company, its Subsidiaries and ERISA Affiliates have at all times made timely deposits of employee salary reduction contributions and participant loan repayments, as determined pursuant to regulations issued by the United States Department of Labor. Each Company Benefit Plan can be amended, terminated or otherwise discontinued after the Effective Time in accordance with its terms, without material Liability to Parent, the Surviving Company and/or any Subsidiary. With respect to each Company Benefit Plan subject to ERISA as either an employee pension benefit plan within the meaning of Section 3(2) of ERISA or an employee welfare benefit plan within the meaning of Section 3(1) of ERISA, the Company has prepared in good faith and timely filed all requisite governmental reports (which were true, correct and complete as of the date filed), including any required audit reports, and has properly and timely filed and distributed or posted all notices and reports to employees required to be filed, distributed or posted with respect to each such Company Benefit Plan.
(f)    Neither the Company nor any of its Subsidiaries or current or former ERISA Affiliates currently maintains, sponsors, participates in or contributes to, or has ever maintained, established, sponsored, participated in, or contributed to, any pension plan (within the meaning of Section 3(2) of ERISA) which is subject to Part 3 of Subtitle B of Title I of ERISA, Title IV of ERISA or Section 412 of the Code.
(g)    Except as set forth in Schedule 4.10(g), neither the Company nor any Subsidiary or ERISA Affiliate is a party to, or maintains, sponsors, contributes to or has any obligation to contribute to, or has any Liability with respect to (i) any “multiemployer plan” as such term is defined in Section 3(37) of ERISA; (ii) any “multiple employer plan” as such term is defined in Section 413(c) of the Code; (iii) any “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA); (iv) a “funded welfare plan” within the meaning of Section 419 of the Code; (v) any self-funded or self-insured plan that provides benefits to employees (including any such plan pursuant to which a stop-loss policy or contract applies) and no Company Benefit Plan is self‑insured (other than through a flexible spending arrangement); or (vi) an arrangement that is not either exempt from, or in compliance with, Section 409A of the Code or that provides for indemnification for or gross-up of any taxes thereunder.
(h)    No Company Benefit Plan has ever promised or provided for any post-retirement life, medical, dental or other welfare benefits (whether or not insured) except as required under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”) or applicable state or local law.
(i)    With respect to each Company Benefit Plan, each of the Company and each Subsidiary has complied with (i) the applicable health care continuation and notice provisions of COBRA and the regulations (including the COBRA provisions set forth in the American Recovery and Reinvestment Act of 2009 and any applicable proposed regulations) thereunder, (ii) the applicable requirements of the Family Medical and Leave Act of 1993 and the regulations (including proposed regulations) thereunder, (iii) the applicable requirements of the Health Insurance Portability and Accountability Act of 1996 and the regulations (including proposed regulations) thereunder, (iv) the applicable requirements of the Americans with Disabilities Act of 1990, as amended and the regulations (including proposed regulations) thereunder, (v) the Age Discrimination in Employment Act of 1967, as amended, and (vi) the applicable requirements of the Women’s Health and Cancer Rights Act of 1998 and the regulations (including proposed regulations) thereunder.
(j)    Except as set forth on Schedule 4.10(j), (i) there are no actions, disputes, claims (other than routine claims for benefits), legal proceedings or other proceedings including administrative proceedings with the IRS, Department or Labor or any other Federal, state or local agency, pending or, to the Knowledge of the Company, reasonably anticipated or threatened with respect to any Company Benefit Plan or any related trust or other funding arrangement thereunder or with respect to the Company or any of its Subsidiaries, as the sponsor or fiduciary thereof and (ii) to the Knowledge of the Company, no Company Benefit Plan nor any related trust or other funding arrangement thereunder nor the Company or any of its Subsidiaries, as the sponsor or fiduciary thereof, is the subject of an audit, investigation or examination by a Governmental Authority.
(k)    Neither the Company nor any of its Subsidiaries has expressed, in writing, to employees or other service providers any commitment to create, amend, terminate or adopt any Company Benefit Plan or Individual Agreement.
(l)    All contributions required to be made by the Company, any Subsidiary or any ERISA Affiliate to any Company Benefit Plan have been timely made or, if not yet due, have been fully reserved for and specifically identified in the Reference Date Balance Sheet.
(m)    Except as set forth on Schedule 4.10(m), neither the execution and delivery of this Agreement, the consummation of the Merger or any other transaction contemplated hereby (either alone or in connection with any other event, including any termination of employment or service) will (i) result in any parachute payment (within the meaning of Section 280G) or other payment or benefit (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any Person, (ii) increase or otherwise enhance any benefits otherwise payable by the Company or any Subsidiary, (iii) result in the acceleration of the time of payment or vesting of any such benefits, except as required under Section 411(d)(3) of the Code and except for the acceleration of the vesting of any Company Options, (iv) increase the amount of compensation due to any Person, or (v) result in the forgiveness in whole or in part of any outstanding loans made by the Company or any Subsidiary to any Person.
(n)    The Company has delivered to Parent true and complete copies of all election statements under Section 83(b) of the Code with respect to any unvested securities or other property issued by the Company, any Subsidiary or any ERISA Affiliate to any of their respective employees, non-employee directors, consultants and other service providers.
(o)    There is no Contract, including the provisions of this Agreement, covering any current or former employee or other service provider of the Company or any Subsidiary or ERISA Affiliate (as defined below) to which the Company and/or any Subsidiary is a party or by which the Company and/or any Subsidiary is bound that, considered individually or considered collectively with any other such other Contracts, will, or could reasonably be expected to, give rise directly or indirectly to the payment of any amount that would or could reasonably be expected to be non-deductible under Sections, 280G, 404 or 162 of the Code (or any corresponding or similar provision of state, local or foreign Tax law).
(p)    Schedule 4.10(p) lists all “nonqualified deferred compensation plans” (within the meaning of Section 409A of the Code) to which the Company or any of its Subsidiaries is a party, if any. Each such nonqualified deferred compensation plan to which the Company or its Subsidiaries is a party complies with the requirements of Section 409A(a) of the Code by its terms and has been operated in accordance with such requirements. No event has occurred that would be treated by Section 409A(b) as a transfer of property for purposes of Section 83 of the Code. The exercise price of all Company Options is at least equal to the fair market value of the Common Shares on the date such Company Options were granted, and neither the Company, any Company Subsidiary or Parent has incurred or will incur any Liability or obligation to withhold Taxes under Section 409A of the Code with respect to the grant or vesting of any Company Options.
(q)    Neither the Company nor any of its Subsidiaries maintains or contributes to any Company Benefit Plan under the law or applicable custom or rule of a jurisdiction outside of the United States. No Business Employees provide or have provided services to the Company or any of its Subsidiaries outside of the United States.
Section 4.11    Environmental Matters. The Company and each of its Subsidiaries have been and are now in compliance with all applicable Environmental Laws. Neither the execution of this Agreement nor the consummation of the transactions contemplated hereby will require the undertaking by the Company or any of its Subsidiaries of any investigations or remedial actions pursuant to Environmental Laws. To the Knowledge of the Company, no Release or threatened Release of Hazardous Materials has occurred at any of the Leased Real Estate. To the Knowledge of the Company, no fact, circumstance or condition currently exists that could adversely affect the continued compliance by the Company and each of its Subsidiaries with all applicable Environmental Laws or that could require capital expenditures that are not currently budgeted by the Company or a Company Subsidiary in order to achieve or maintain such continued compliance with Environmental Laws. Neither the Company nor any of its Subsidiaries has received any notice of any environmental Claim or actual, alleged or potential noncompliance with, or Liability under, any Environmental Law, or that the Company or any of its Subsidiaries may be a responsible party under, any Environmental Law, and neither the Company nor any of its Subsidiaries has been required by any Governmental Authority or other Person to undertake any remedial or investigative action of any kind pursuant to any Environmental Law or Permit. Neither the Company nor any of its Subsidiaries is the subject of any Order or Contract with any Governmental Authority or other Person in respect of Environmental Laws, Permits, environmental Claims or any Release or threatened Release of a Hazardous Material or the cleanup or abatement of any such Release or threatened Release. To the Knowledge of the Company, no fact, circumstance or condition exists with respect to the Company, any of its Subsidiaries, any property currently or formerly owned, operated or leased by the Company or any of its Subsidiaries or any property to which the Company or any of its Subsidiaries arranged for the disposal or treatment of Hazardous Materials that could reasonably be expected to result in the Company or any of its Subsidiaries incurring Liabilities.
Section 4.12    Intellectual Property.
(a)    Schedule 4.12(a) sets forth a true and complete list (or description) of all patent applications, patents, trademark applications, registered trademarks, copyright applications, registered copyrights, domain names, Company Software Programs and all other material Company Intellectual Property (other than Know How and goodwill). The Company Intellectual Property constitutes all Intellectual Property necessary to conduct the business of the Company and its Subsidiaries as currently conducted and as proposed to be conducted following the Closing. The Company and its Affiliates have complied with its duty of disclosure to the U.S. Patent and Trademark Office or foreign equivalent regarding each applicable item of Company Intellectual Property. Schedule 4.12(a) also sets forth a true and complete list or description of all agreements under which the Company or one of its Subsidiaries has licensed or assigned any Company Intellectual Property to a third party, except non-exclusive licenses to customers in the ordinary course of business.
(b)    The Company or one of its Subsidiaries, as applicable, owns or has a valid and enforceable license or other right to use (which license or other right will, except as set forth in Schedule 4.12(b), remain in full force and effect, without restriction or limitation, immediately upon consummation of the Merger) the Company Intellectual Property, free and clear of all Encumbrances other than rights granted to third parties in the ordinary course of business or as otherwise set forth in Schedule 4.12(b) and (i) with respect to Company Intellectual Property that Company owns or purports to own, no Claim by any third party contesting the validity, enforceability, use or ownership of any Company Intellectual Property has been made, is currently outstanding or, to the Knowledge of the Company, is threatened, and there are, to the Knowledge of the Company, no grounds for the same; (ii) with respect to Company Intellectual Property that the Company does not own or purport to own, to the Knowledge of the Company, no Claim by any third party contesting the validity, enforceability, use or ownership of any such Company Intellectual Property has been made, is currently outstanding or is threatened and there are, to the Knowledge of the Company, no grounds for the same; (iii) no loss, expiration, reexamination, reissue, opposition, or declaratory judgment action pertaining to any Company Intellectual Property is pending or, to the Knowledge of the Company, threatened; (iv) except as set forth in Schedule 4.12(b), neither the Company nor any of its Subsidiaries has received any Claim from any third party of any infringement, dilution or misappropriation by, or other possible conflict with, the Company Intellectual Property, any of the services or products of the Company or a Company Subsidiary, or activities necessary to conduct the business of the Company and its Subsidiaries as currently conducted and as contemplated to be conducted after the Closing Date, and necessary to permit Parent and the Surviving Company to continue to conduct such business following the Closing Date (including any demand that the Company license rights from a third party), (v) neither the Company nor a Company Subsidiary has infringed or misappropriated, and is not now infringing or misappropriating, any Intellectual Property of any third party and no infringement or misappropriation of any such third-party right will occur as a result of the continued operation of the business of the Company and its Subsidiaries as currently conducted or as may be conducted following the Closing, except for the allegations that are the subject matter of the Claims set forth in Schedule 4.12(b); (vi) to the Knowledge of the Company, no Company Intellectual Property has been infringed, diluted, misappropriated or otherwise violated by any third party, (vii) none of the Company or its Subsidiaries is in default in the performance, observance or fulfillment of any material obligation, covenant or condition contained in any Contract pursuant to which the Company or a Company Subsidiary licenses to or from a third party the right to use any Company Intellectual Property, (viii) neither the Company nor any of its Subsidiaries has received or requested any opinions of counsel related to any of the foregoing in the last 24 months, other than normal trademark clearance; and (ix) the validity or enforceability of any Company Intellectual Property or the title of the Company or its Subsidiaries thereto has not been questioned in any Claim or governmental inquiry and, to the Knowledge of the Company, no such Claim or governmental inquiry is threatened.
(c)    The Company and its Subsidiaries have taken commercially reasonable actions necessary or appropriate to preserve the confidentiality of all Know-How, and other confidential information, of the Company and its Subsidiaries that the Company and its Subsidiaries at any time considered confidential or hold or purport to hold as confidential.
(d)    Except as set forth in Schedule 4.12(d), all employees, contractors and consultants retained or hired by the Company and its Subsidiaries have executed and delivered (i) confidentiality, proprietary information, non-competition, non-use, non-solicitation and non-disclosure agreements and (ii) intellectual property assignment agreements, in each case in the forms provided to Parent. To the Knowledge of the Company, no employee, contractor or consultant of the Company or any of its Subsidiaries is in violation of any such agreement.
(e)    Schedule 4.12(e) contains a true and complete list of all the software programs used in connection with the business of the Company and its Subsidiaries that is, is part of, or is used to maintain or provide any Company product or service that is ultimately licensed or otherwise provided to customers (the “Company Software Programs”) (other than for open source software, which is subject to Section 4.12(k) below)). The Company or one of its Subsidiaries owns full right and good, valid and marketable title to such Company Software Programs that it owns, free and clear of all Encumbrances, other than non-exclusive rights granted to third parties in the ordinary course of business. The Company has rights to use the Company Software Programs that it licenses as used by the Company, pursuant to license agreements listed in Schedule 4.12(e).
(f)    The Company has used best effort to maintain the confidentiality of the source code and system documentation relating to the Company Software Programs in strict confidence and, other than as set forth on Schedule 4.12(f), such source code and system documentation has been disclosed by the Company only to (i) those of its employees and contractors who have a “need to know” the contents thereof in connection with the performance of their duties to the Company and who have executed nondisclosure agreements with the Company; and (ii) those third parties who have executed nondisclosure agreements with the Company. Except as set forth in Schedule 4.12(f), the source code and system documentation relating to the Company Software Programs owned by the Company are not the subject of any escrow or similar agreement giving any third party rights in or to such source code and/or system documentation upon the occurrence of certain events. Schedule 4.12(f) sets forth a complete and accurate list of: (i) each Person (other than Business Employees) that has a copy of the source code for any Company Software Products; and (ii) any Contract (including any source code escrow agreement) governing such Person’s possession of such source code, and the Company has delivered complete and accurate copies of all such Contracts to Parent. All of such Persons have executed valid and enforceable agreements with the Company or a Company Subsidiary that require such Person to maintain the confidentiality of such source code, and none of these agreements, to the Knowledge of the Company, has been breached. No Person has claimed or demanded that any such source code which is held in escrow be delivered or released by the escrow agent, and no such source code which is held in escrow has ever been delivered or released by the escrow agent to any Person other than the Company or a Company Subsidiary.
(g)    Except as set forth in Schedule 4.12(g), neither the Company nor any of its Subsidiaries owes or will owe any royalties or other payments to third parties in respect of the Company Intellectual Property. All royalties or other payments that have accrued prior to the Closing Date have been paid.
(h)    The Company Software Programs contain no “viruses.” For the purposes of this Agreement, “virus” means any computer code designed to intentionally permit unauthorized access or the unauthorized disablement or erasure of any software including, without limitation, worms, bombs, backdoors, clocks, timers, or other disabling device code, designs or routines which cause the software to be erased or incapable of being used either automatically or upon command by any party. Since the date that is one year prior to the date of this Agreement neither the Company nor any of its Subsidiaries has suffered any material data loss, business interruption, or other harm as a result of any “virus.”
(i)    All data that has been collected, stored, maintained or otherwise used by the Company or its Subsidiaries has been collected, stored, maintained and used in accordance with all applicable Legal Requirements. Neither the Company nor any of its Subsidiaries has received a notice of noncompliance with applicable data protection laws, rules, regulations, guidelines or industry standards. The Company and each of its Subsidiaries have made all registrations that they are required to have made in relation to the processing of data, and are in good standing with respect to such registrations, with all fees due prior to or as of the Closing Date duly made. The practices of the Company and each of its Subsidiaries are, and have always been, in compliance with (i) their then-current privacy policies and (ii) their customers’ privacy policies, when required to do so by Contract.
(j)    The Company and each of its Subsidiaries have implemented standards that are commercially reasonable in the technology services industry to ensure the physical and electronic protection of its information assets from unauthorized disclosure, use or modification, and there has been no breach of security involving any information assets.
(k)     Except as set forth in Schedule 4.12(k), (i) the Company and each Company Subsidiary are in compliance with all licenses and other requirements of all open source or public library software licenses (including any version of any software licensed pursuant to any GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Mozilla Public License (MPL), BSD licenses, the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL), the Sun Industry Standards License (SISL) and the Apache License and all other similar public licenses) which is embodied or included or employed in any product marketed, licensed, sold or distributed by the Company or a Company Subsidiary; (ii) no product currently marketed, licensed, sold, or distributed by the Company or a Company Subsidiary (or portion thereof) is, nor, when delivered to Parent, will be, in whole or in part, governed by an Excluded License (for purposes of this Agreement, an “Excluded License” is any license that requires, as a condition of modification and/or distribution of software subject to the Excluded License, that (A) such software and/or other software combined and/or distributed with such software be disclosed or distributed in source code form, or (B) such software and/or other software combined and/or distributed with such software and any associated intellectual property be licensed on a royalty free basis (including for the purpose of making additional copies or derivative works)); (iii) neither the Company nor any Company Subsidiary has incorporated into any product that is currently marketed, licensed, sold, or distributed by the Company or a Company Subsidiary (or any portion of any of the foregoing) any code, modules, utilities, or libraries that are covered in whole or in part by a license that triggers the discontinuance of some or all license rights if certain patent enforcement suits are brought by the Company or a Company Subsidiary; and (iv) neither the Company nor any Company Subsidiary has incorporated into any product that is currently marketed, licensed, sold, or distributed by the Company or a Company Subsidiary (or any portion of any of the foregoing) any code, modules, utilities, or libraries that are covered in whole or in part by a license that requires that the Company or a Company Subsidiary give attribution for its use of such code, modules, utilities, or libraries.
(l)    The Company and the Company Subsidiaries collectively own, lease or license all Computer Systems that are necessary for the operations of their respective businesses. Since the date that is one year prior to the date of this Agreement, there has been no material failure or other material substandard performance of any Computer Systems that has caused any disruption to the business of the Company or its Subsidiaries. The Company and its Subsidiaries have taken commercially reasonable steps to provide for the back up and recovery of data and information, have commercially reasonable disaster recovery plans, procedures and facilities, and, as applicable, has taken commercially reasonable steps to implement such plans and procedures
(m)    Except as set forth in Schedule 4.12(m), no Company Software Program that is, is part of, or is used to maintain or provide any Company product or service contains any material “bug”, defect, or error (including any unresolved “bug”, defect, or error that has been classified by the Company, a Company Subsidiary or any other customer as being within the highest or second-highest severity level for purposes of the warranty or support services offered or provided by the Company or a Company Subsidiary), and the Company has not received notice from any third party that any Company Software Program materially fails to provide or perform the material features or functions described or identified in, or otherwise fails to conform in any material respect to, its documentation or specifications.
(n)    No current or former partner, director, officer, or employee of any Company or any Company Subsidiary will, after giving effect to each of the transactions contemplated by this Agreement, own or retain any rights in or to, or have the right to receive any royalty or other payment with respect to, any of the Intellectual Property used or owned by the Company or its Subsidiaries.
(o)    Except as contemplated herein, neither the Company nor any of its Subsidiaries is in any negotiations to grant any ownership right in or license (other than pursuant to the Company’s standard form that has been provided to Parent) in or to any of its Intellectual Property to any third party.
(p)    No funding, facilities or resources of any Governmental Authority or any university, college or other educational institution or research center were used in the development of the Company Intellectual Property. No Governmental Authority, university, college, or other educational institution or research center has any ownership in or rights to any Company Intellectual Property.
Section 4.13    Real Estate. Neither the Company nor any of its Subsidiaries owns any real property. Neither the Company nor any of its Subsidiaries is a lessor, sublessor or sublessee under any lease or sublease of real property. Schedule 4.13 lists (i) each parcel of real estate leased by the Company or one of its Subsidiaries (“Leased Real Estate” and the facilities thereon, the “Leased Facilities”), including identification of the lessor, street address and the amount of base rent and any additional rent (including all common maintenance expenses, Taxes, utilities, operating expenses or any other expenses that the tenants are obligated to pay under any Lease) payable by the Company and its Subsidiaries for the two years preceding the date of this Agreement; (ii) all letters of credit, security deposits or other security deposited with a landlord; and (iii) all subordination, non-disturbance and attornment agreements executed by the Company and/or any of its Subsidiaries in respect of any Lease or that are binding on the Leased Real Estate. Except as set forth in Schedule 4.13, (i) no amount payable under any Lease is past due, including any fee or commission to any broker, finder or other similar intermediary related to or in connection with the Leased Real Estate; (ii) each party to each Lease has complied in all material respects with all commitments and obligations on its part to be performed or observed under each such Lease; and (iii) neither the Company nor any of its Subsidiaries has received any written notice of a default, offset or counterclaim under any such Lease, or any other communication calling upon it to comply with any provision of any such Lease or asserting non-compliance or default. The Leases constitute all interests in real property, and the Leased Facilities constitute all facilities currently occupied, used or held for use in connection with the businesses of the Company and its Subsidiaries and that are necessary for the continued operation of such businesses as currently conducted and as contemplated to be conducted immediately prior to and immediately after the Closing, and the Company or the applicable Subsidiary enjoys quiet and undisturbed possession of each Leased Facility. No party to any Lease has exercised any right of termination, extension, renewal, purchase option, expansion or right of first refusal with respect to any Lease, except as may be duly documented by amendment, modification or supplement to the applicable Lease. All of the Leased Facilities are in good operating condition and repair (subject to normal wear and tear). There is no Person other than the Company or its applicable Subsidiary that is in possession of any Leased Facility and there are no leases, subleases, licenses or other written or oral agreements granting to any Person the right of use or occupancy any Leased Facility. There is no condemnation, expropriation, environmental, zoning or other land-use regulation proceeding pending or, to the Knowledge of the Company, threatened with respect to any Leased Facility.

Section 4.14    Brokers, Finders, etc. Except as set forth in Schedule 4.14, neither the Company, nor any of its Subsidiaries, nor any party acting on their behalf has employed, paid or become obligated to pay any fee or commission to any valid claim of any broker, finder or other similar intermediary in connection with the transactions contemplated by this Agreement or the Merger.
Section 4.15    Affiliate Transactions. Other than any employment or compensation agreement or arrangement with directors, officers and employees entered into in the ordinary course of business consistent with past practice, (a) neither the Company nor any of its Subsidiaries is a party to any Contract with (i) any Affiliate of the Company, (ii) any Company Securityholder or Affiliate of a Company Securityholder, or (iii) any of the Company’s or any of its Subsidiaries’ officers, directors or employees (or members of their immediate families) or any Affiliate of one of the foregoing persons (each, an “Insider”); (b) no Insider provides or causes to be provided services to the Company or a Company Subsidiary, other than in his or her capacity as an officer, director or employee of the Company or such Company Subsidiary; (c) no Insider owns any direct or indirect interest of any kind in, or controls or is a director, officer, employee or partner of or consultant to, or a lender to or borrower from, or has the right to participate in the profits of, any Person that is a competitor, supplier, customer, landlord, tenant, creditor or debtor of the Company or a Company Subsidiary; and (d) no material transaction has taken place between the Company or any of its Subsidiaries, on the one hand, and any Insider, on the other hand, that will not have been discharged, terminated or otherwise consummated on or prior to the Closing Date with no further obligation on the part of the Company or any of its Subsidiaries.
Section 4.16    Labor Matters.
(a)    Schedule 4.16(a)(i) sets forth an accurate and complete list of all employees of the Company and any Company Subsidiary, including employees on authorized leave of absence, along with the job title, location, classification (i.e., exempt or not exempt), status (e.g., part-time, full-time, seasonal or temporary), annual salary, bonuses and commissions paid in respect of fiscal year 2013 and target bonuses and commissions for fiscal year 2014, accrued but unpaid vacation balances, severance obligations and deferred compensation paid or payable to each such employee. Schedule 4.16(a)(ii) sets forth an accurate and complete list of all independent contractors that provide services to the Company, along with their compensation terms. The Company and each of its Subsidiaries is in compliance with all applicable Legal Requirements respecting employment and employment practices, terms and conditions of employment, discrimination in employment, worker classification (including the proper classification of workers as independent contractors and consultants), wages, hours and occupational safety and health and employment practices, including the Immigration Reform and Control Act, and is not engaged in any unfair labor practice. To the Knowledge of the Company, no Business Employee is obligated under any Contract (including licenses, covenants or commitments of any nature) that would interfere with such Business Employee’s ability to conduct or promote the business of the Company or the applicable Subsidiary.
(b)    The Company and its Subsidiaries have withheld all amounts required by Legal Requirements or Contract to be withheld from the wages, salaries, and other payments to employees; and is not liable for any arrears of wages, compensation, Taxes, penalties or other sums for failure to comply with any of the foregoing. The Company and its Subsidiaries have paid in full to all employees, independent contractors and consultants all wages, salaries, commissions, bonuses, benefits and other compensation due to or on behalf of such employees, independent contractors and consultants. Neither the Company nor any of its Subsidiaries is liable for any payment to any trust or other fund or to any Governmental Authority with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the normal course of business and consistently with past practice). There are no pending or, to the Knowledge of the Company, threatened Claims against the Company and/or any of its Subsidiaries under any workers’ compensation plan or policy or for long term disability. Neither the Company nor any of its Subsidiaries has any obligations under COBRA with respect to any former employees or qualifying beneficiaries thereunder, except for obligations that are not material in amount. There are no controversies pending or, to the Knowledge of the Company, threatened, between the Company or any of its Subsidiaries and any of their respective employees, which controversies have or would reasonably be expected to result in an action, suit, proceeding, claim, arbitration or investigation before any Governmental Authority.
(c)    No Business Employee is represented by a labor union; neither the Company nor any of its Subsidiaries is a party to, or otherwise subject to, any collective bargaining agreement or other labor union contract and neither the Company nor any of its Subsidiaries has experienced any labor dispute, strike, picketing, handbilling, work slowdown or work stoppage. To the Knowledge of the Company, (i) no petition has been filed or proceedings instituted by any Business Employee or group of Business Employees with any labor relations board seeking recognition of a bargaining representative, and (ii) there is no organizational effort currently being made or threatened in writing by, or on behalf of, any labor union to organize employees of the Company or any of its Subsidiaries and no written demand for recognition of employees of the Company or any of its Subsidiaries has been made by, or on behalf of, any labor union.
(d)    Except as set forth in Schedule 4.16(d), there is (i) no charge or complaint of employment discrimination or harassment against the Company or any of its Subsidiaries pending or, to the Knowledge of the Company, threatened before the Equal Employment Opportunity Commission or any other Governmental Authority, (ii) no charge or complaint against the Company or any of its Subsidiaries pending or, to the Knowledge of the Company, threatened for payment of wages or other benefits under the Fair Labor Standards Act, as amended, or under any similar state or local employment standards law, (iii) no charge or complaint against the Company or any of its Subsidiaries pending or, to the Knowledge of the Company, threatened in writing before the Occupational Safety and Health Act, as amended, or any similar state or local agency, (iv) no complaint, controversy, dispute or action between the Company or any of its Subsidiaries and any current or former employee, including but not limited to, a complaint or action alleging breach of an employment contract, wrongful discharge or breach of a duty of good faith and fair dealing in the employment relationship pending or, to the Knowledge of the Company, threatened and (v) no claim pending or, to the Knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries for workers’ compensation, unemployment insurance or disability benefits under any Legal Requirement.
(e)    The Company and its Subsidiaries maintain a Form I-9 for each employee for whom such a Form I-9 must be maintained. To the Knowledge of the Company, no charge or complaint against the Company or any of its Subsidiaries is pending or threatened in writing under the Immigration Reform and Control Act of 1986, as amended.

(f)    To the Knowledge of the Company, no Business Employee is in violation of any restrictive covenant in any Contract with another Person relating to the right of any such Business Employee to use any trade secrets or proprietary information of others. No Business Employee has given written notice to the Company or the applicable Subsidiary that such Business Employee intends to terminate his or her relationship with its employer, and neither the Company nor the applicable Subsidiary has any present intention to terminate its relationship with any Business Employee. The employment of each of the employees of the Company or any Subsidiary is “at will” (and there are no employees of the Company or any Subsidiary located in a jurisdiction that does not recognize the “at will” employment concept) and except as set forth on Schedule 4.16(f), the Company and each Subsidiary does not have any obligation to provide any severance or particular form or period of notice prior to terminating the employment of any of their respective employees.
(g)    The Company and each of its Subsidiaries are in compliance in all material respects with the Worker Adjustment Retraining Notification Act of 1988, as amended (the “WARN Act”), or any similar state or local law. In the past three years, (i) there has been no “plant closing” “mass layoff” or “employment loss” (each, as defined in the WARN Act) with respect to the Company or any of its Subsidiaries; and (ii) neither the Company nor any of its Subsidiaries has been affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of any similar state, local or foreign law or regulation. No terminations prior to the Closing would trigger any notice or other obligations under the Older Workers Benefit Protection Act of 1990, WARN Act or similar state or local law.
Section 4.17    Regulatory Matters.
(a)    To the Knowledge of the Company, no director, officer or service provider of the Company or its Affiliates has made any untrue statement of a material fact or a fraudulent statement to any Governmental Authority, failed to disclose any material fact required to be disclosed to any Governmental Authority, or committed an act, made a statement or failed to make a statement that, at the time such act, statement or omission was made, could reasonably be expected to provide a basis for any Governmental Authority to invoke its policies regarding such matters.
(b)    All applications and other documents submitted by the Company or any of its Subsidiaries to Governmental Authorities in connection with a Permit were true and correct as of the date of submission, and any updates, changes, corrections or modification to such applications and other documents required under applicable Legal Requirements have been submitted and were true and correct in all material respects at the time of submission.
(c)    The Company has provided or made available to Parent true and correct copies of all privacy policies adopted by the Company or a Company Subsidiary in connection with its operations. Each of the Company and its Subsidiaries (i) has complied with all Privacy Laws and other laws regarding the disclosure of data, (ii) has not violated its applicable privacy policies and (iii) has taken commercially reasonable steps to protect and maintain the confidential nature of the personal information provided to the Company or such Subsidiary in accordance with its applicable privacy policies. For purposes of this Section 4.17(c), “Privacy Laws” shall mean any law related to the protection, privacy and security of sensitive personal information, including the Gramm-Leach-Bliley Act, the European Union Data Protection Directive and any similar federal, state or foreign law or regulation.

(d)    Neither the Company nor any of its officers or directors is a Prohibited Person. The Company has not engaged in a transaction involving, directly or indirectly, a Prohibited Person or Iran, Sudan, Syria or any other country against which the United States imposes a trade embargo.
(e)    Neither the Company nor any of its directors, officers or employees nor, to the Knowledge of the Company, any of its agents or consultants, or any other Person acting for, or on behalf of, the Company, directly or indirectly, has:
(i)    made, undertaken, offered to make, promised to make or authorized the payment or giving of any bribe, rebate, payoff, influence payment, kickback or other payment or gift of money or anything of value (including meals or entertainment), to any officer, employee or ceremonial office holder of any government or instrumentality thereof, any political party or supra-national organization (such as the United Nations), any political candidate, any royal family member or any other person who is connected or associated personally with any of the foregoing for the purpose of influencing any act or decision of such payee in his official capacity, inducing such payee to do or omit to do any act in violation of his lawful duty, securing any improper advantage or inducing such payee to use his influence with a government or instrumentality thereof to affect or influence any act or decision of such government or instrumentality (“Prohibited Payments”);
(ii)    been subject to any investigation by any Governmental Authority with regard to any actual or alleged Prohibited Payment;
(iii)    used funds or other assets, or made any promise or undertaking in such regard, for the establishment or maintenance of a secret or unrecorded fund (a “Prohibited Fund”); or
(iv)    made any false or fictitious entries in any books or records of the Company relating to any Prohibited Payment or Prohibited Fund.
Section 4.18    Insurance. Schedule 4.18 sets forth all current policies of insurance and bonds of the Company and its Subsidiaries (including material self-insurance arrangements), together with all material information relating to each such policy (including insurance limits, deductibles and premiums paid by the Company under each such policy). All of the insurance policies are in full force and effect and provide coverage as may be required by Legal Requirements or by the Contracts to which the Company or a Company Subsidiary is a party or as otherwise may be commercially reasonable in the industry in which the Company and its Subsidiaries operate. As of the date of this Agreement, there is no material claim pending under any of such policies or bonds as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds. All premiums due and payable under all such policies and bonds have been paid, and the Company and its Subsidiaries are otherwise in material compliance with the terms of such policies and bonds. To the Knowledge of the Company, no termination, cancellation or non-renewal of, or material premium increase with respect to, any of such policies has been threatened in writing.
Section 4.19    Bank Accounts, etc.; Officers and Directors. Schedule 4.19(a) sets forth a true and complete list of all banks in which the Company or any of its Subsidiaries has an account or safe deposit box, all credit and similar cards in the Company’s name or for which the Company is liable, including in each case the names of all Persons authorized to draw thereon, use or who have access thereto, as applicable. Schedule 4.19(b) sets forth a true and complete list of all officers and directors of the Company and each Company Subsidiary.

Section 4.20    Suppliers and Customers. Schedule 4.20 sets forth (a) the top 20 customers or clients of the Company and its Subsidiaries (determined based on aggregate revenues for each of the twelve month period ended December 31, 2013 and the nine-month period ended September 30, 2014), and (b) the top 20 suppliers or vendors of the Company and its Subsidiaries (determined based on aggregate expenditures for each of the twelve month period ended December 31, 2013 and the nine-month period ended September 30, 2014) and (c) each supplier or vendor not already listed on such Schedule and that constitutes a sole source of supply to the Company and/or its Subsidiaries. No such supplier or customer has canceled or otherwise terminated, or, to the Knowledge of the Company, threatened in writing to cancel or otherwise terminate, its relationship with the Company or its Subsidiaries. Neither the Company nor any of its Subsidiaries has received written notice that any such supplier or customer may cancel or otherwise materially and adversely modify its relationship (including business conducted or price paid or charged) with the Company or its Subsidiaries, either as a result of the transactions contemplated hereby or otherwise.
Section 4.21    Products; Services.
(a)    The Company has delivered or made available to Parent copies of all warranties, express or implied, to which its products and services are subject.
(b)    Since January 1, 2014, neither the Company nor any of its Subsidiaries has (i) made any material change in the selling, distribution, advertising, terms of sale or collection practices of the Company from those planned or budgeted that is inconsistent with past practices and which has had, or would reasonably be expected to have, a material negative impact on the Company and its Subsidiaries, taken as a whole, or (ii) entered into any material business practices, programs or long-term allowances not previously used in the ordinary course of business.
Section 4.22    Grants, Incentives and Subsidies. Neither the Company, nor any Company Subsidiary, has received any grants, incentives or subsidies from any Governmental Authority. Neither the Company, nor any Company Subsidiary, is subject to any obligation to pay royalties in connection with the sales of its products or the provision of its services.
Section 4.23    Third Party Acquisition Proposals. The Company and its Subsidiaries have ceased any and all activities, discussions or negotiations with any Person (other than Parent) with respect to any Acquisition Proposal. All confidential information of the Company and its Subsidiaries previously provided to any other Person in connection with any Acquisition Proposal has been returned to the Company or to the Knowledge of the Company, destroyed, to the reasonable satisfaction of the Company, by such other Person.
ARTICLE V
Representations and Warranties of Parent and Merger Sub
Parent and Merger Sub hereby jointly and severally represent and warrant to the Company, as of the date hereof and as of the Closing Date, as follows:
Section 5.1    Incorporation; Authorization; etc.Parent is a corporation and Merger Sub is a limited liability company duly organized, validly existing and in good standing under the laws of their respective jurisdictions of organization. Each of Parent and Merger Sub has all requisite corporate or limited liability company, as applicable, power and authority to own, lease, and operate its properties and assets and to carry on its business as it is now being conducted. Neither Parent nor Merger Sub is in default under or in violation of any provision of its organizational documents.
(j)    Each of Parent and Merger Sub has all requisite corporate or limited liability company, as applicable, power and authority to execute and deliver this Agreement and the Ancillary Agreements to which each is a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Ancillary Agreements, the performance of each of Parent’s and Merger Sub’s obligations hereunder and thereunder (other than with respect to the Merger and the filing and recordation of the appropriate merger documents as required by the LLC Act), and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by the respective Boards of Directors or Manager of Parent and Merger Sub, and no other corporate or limited liability company proceeding or action on the part of Parent or Merger Sub, the respective Boards of Directors or Manager of Parent and Merger Sub or the equityholders of Parent or Merger Sub are necessary therefor. This Agreement and each Ancillary Agreement to which Parent or Merger Sub is a party have been duly executed and delivered by each of Parent and Merger Sub and constitute the legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each in accordance with their terms.
(k)    The execution, delivery and performance of this Agreement and the Ancillary Agreements do not, and the consummation of the transactions contemplated hereby and thereby will not, conflict with, or result in the imposition of an Encumbrance upon, or result in any breach or violation of or default under (with or without notice or lapse of time, or both), or give rise to any right of termination, cancellation, modification or acceleration, or any obligation or loss of ay benefit under or in respect of (i) any provision of the organizational documents of Parent or Merger Sub, (ii) any Contract to which Parent or Merger Sub is a party or to which any of their respective properties or assets are bound or (iii)  any Legal Requirement or Order to which Parent or Merger Sub is subject.
(l)    No registrations, filings, applications, notices, consents, approvals, orders, qualifications or waivers are required to be made, filed, given or obtained by Parent or Merger Sub with, to or from any Person, including any Governmental Authority, in connection with the execution and delivery of this Agreement or the Ancillary Agreements or the consummation of the transactions contemplated hereby and thereby, except for (i) those set forth in Schedule 5.1(d) and (ii) the filing and recordation of appropriate merger documents as required by the LLC Act and other appropriate documents with the relevant Governmental Authorities of other states in which the Company is authorized to do business (clauses (i) through (iii) above, collectively, the “Parent Approvals”).
(m)    The Manager of Merger Sub has duly and validly adopted resolutions that are in full force and effect as of the date of this Agreement, (i) approving and declaring advisable the Merger, this Agreement (which shall be deemed an “plan of merger” for purposes of the LLC Act), and the Ancillary Agreements (ii) declaring that the Merger, this Agreement and the Ancillary Agreements are in the best interests of Merger Sub’s equityholder, and (iii) recommending that Merger Sub’s equityholder approve and adopt this Agreement and the Ancillary Agreements. Parent has duly and validly adopted resolutions approving this Agreement and the Merger as the parent and sole equityholder of Merger Sub.

Section 5.2    Litigation; Orders. There is no pending or, to the knowledge of Parent, threatened action, suits or proceeding, either at law or in equity, which would, individually or in the aggregate, reasonably be expected to (i) impair in any material respect the ability of Parent or Merger Sub to perform its obligations under this Agreement or (ii) prevent or impede or delay the consummation of the Merger or the other transactions contemplated by this Agreement.
Section 5.3    Ownership and Interim Operations of Merger Sub. Parent owns beneficially and of record all of the outstanding membership interests of Merger Sub. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement and the Ancillary Agreements and has engaged in no business and has incurred no liabilities other than in connection with the transactions contemplated by this Agreement and the Ancillary Agreements.
Section 5.4    Parent Shares. The Parent Shares comprising the Stock Payment will, at Closing, be duly authorized and, upon consummation of the transactions contemplated by this Agreement in accordance with the terms hereof, will be validly issued, fully paid and nonassessable.
Section 5.5    Brokers, Finders, etc. Except as set forth in Schedule 5.5, neither Parent nor Merger Sub nor any party acting on the behalf of either has employed, paid or become obligated to pay any fee or commission to any broker, finder, consultant or other intermediary in connection with the transactions contemplated by this Agreement who might be entitled to a fee or commission from the Company in connection with such transactions.
Section 5.6    Sufficiency of Funds. Parent has and will have at the Closing, funds sufficient to consummate the Transaction and to pay the consideration provided for herein and as contemplated by the Merger, such that it is not a condition precedent to Closing that Parent obtain financing or any approvals from third parties.
Section 5.7    Securities Filings. Parent has filed all material forms, statements, schedules, documents and reports required by applicable Legal Requirements to be filed by it with the SEC (the “SEC Filings”). The SEC Filings were prepared in accordance with and complied in all material respects with the requirements of the Securities Act, the Exchange Act, as amended, and the rules and regulations promulgated thereunder, in each case as such Acts existed on the dates of the respective filings.
Section 5.8    Independent Investigation. In making their decision to enter into this Agreement and the other Ancillary Agreements and to consummate the transactions contemplated hereby and thereby, Parent and Merger Sub acknowledge and agree that they are not relying on any representation or warranty made in respect to the Company or its Subsidiaries other than as set forth in this Agreement, the Disclosure Schedule and the Ancillary Agreements.
ARTICLE VI
Covenants of the Company and Parent
Section 6.1    Investigation of Business; Access to Properties and Records.
(j)    The Company shall grant Parent and its accountants, counsel and other representatives reasonable access during normal business hours during the period prior to the Closing, upon reasonable notice to the Company and subject to supervision by the Company or its agents, to (i) all of the properties, books, Tax Returns (as provided in Section 4.9(g), Contracts, commitments and records, patent application files and appropriate personnel of the Company and its Subsidiaries and (ii) all other information concerning the business of the Company and its Subsidiaries, their respective properties and personnel as Parent may reasonably request; provided, however, that the Company shall not be required to provide access to any information or documents that would, in the reasonable judgment of the Company, materially violate any applicable Legal Requirement (it being agreed that the Company shall give notice to Parent of the fact that it is withholding such information or documents and that thereafter the Company and Parent shall use their respective reasonable best efforts to cause such information to be provided in a manner that would not reasonably be expected to cause such a violation).
(k)    Subject to compliance with applicable Legal Requirements, from the date hereof until Closing, to the extent reasonably requested by Parent, the Company shall confer with one or more representatives of Parent to report material operational matters and the general status of ongoing operations.
(l)    The Company shall give prompt written notice to Parent upon learning of (i) the occurrence or non-occurrence of any event whose occurrence or non-occurrence, as the case may be, has caused or would reasonably be likely to cause either (A) any representation or warranty of the Company contained in this Agreement to be untrue or inaccurate or (B) any condition set forth in Article VIII to be unsatisfied at the Closing Date and (ii) any material failure of the Company to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder or under any Ancillary Agreement; provided, however, that the delivery of any notice pursuant to this Section 6.1(c) shall not limit Parent’s remedies under this Agreement or cure or be deemed to cure, or operate as a waiver of, any breach of any representation, warranty, covenant or agreement of, or satisfy or constitute a waiver of any condition applicable to, the Company.
(m)    Prior to the Closing, as soon as such information becomes available, and in any event not later than 30 days after the end of each fiscal month and fiscal quarter, the Company shall provide to Parent an unaudited balance sheet as of the end of such period and the related statements of results of operations and statements of cash flows for such period, together with a list of the ages and amounts of all accounts and notes due and uncollected as of the end of such month consistent with the form provided to Parent during its due diligence.
(n)    Subject to Section 6.5, any information provided to Parent or Merger Sub or their respective representatives pursuant to this Agreement shall be held by Parent, Merger Sub and their representatives in accordance with, and shall be subject to the terms of, the Confidentiality Agreement, dated May 13, 2014 by and between the Company and Parent (“Confidentiality Agreement”), which is hereby incorporated in this Agreement by reference as though fully set forth in this Agreement and shall continue in force until the Effective Time, at which time such confidentiality agreement shall terminate; provided that Parent and Merger Sub may disclose such information as may be necessary in connection with seeking the Parent Approvals; and provided further that if this Agreement is terminated in accordance with Article IX prior to the Effective Time, the Confidentiality Agreement shall remain in full force and effect in accordance with its terms.
(o)    Subject to Section 6.5, the Sellers’ Representative shall keep this Agreement and the transactions contemplated hereby, and any information received in connection herewith, strictly confidential; provided that such party may disclose such information as required by applicable Legal Requirement; provided, further, that the Sellers’ Representative shall notify Parent in writing as promptly as practicable of such required disclosure, so that Parent may seek an appropriate protective order or other remedy (and, if Parent seeks such an order, the Sellers’ Representative will provide such cooperation as Parent may reasonably request); and provided, further, that in any event the Seller’s Representative shall disclose only that portion of the information that it is advised by counsel is legally required to be disclosed and shall use its commercially reasonable efforts to obtain reliable assurance that confidential treatment will be afforded such disclosed information.
Section 6.2    Agreement to Cooperate; Commercially Reasonable Efforts.
(l)    Prior to the Closing, subject to the terms and conditions of this Agreement, each of the Company, on the one hand, and each of Parent and Merger Sub, on the other hand, shall use its commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable law and regulations to consummate and make effective as promptly as practicable the Merger and other transactions contemplated by this Agreement, including using its commercially reasonable efforts to (i) obtain all actions or nonactions, waivers, consents, clearances, approvals, and expirations or terminations of waiting periods from Governmental Authorities, make all registrations and filings and take all steps as may be necessary to obtain any action, nonaction, waiver, consent, clearance, approval, expiration or termination from, or to avoid an action or proceeding by, any Governmental Authority; and (ii) lift any injunction or other legal bar to the consummation of the Merger or other transactions contemplated by this Agreement (and, in such case, to proceed with the consummation of the Merger as expeditiously as possible), including through all possible appeals.
(m)    Each of Parent and the Company shall use its commercially reasonable efforts to furnish to the other Party all information required for any application or other filing to be made pursuant to any applicable Legal Requirement in connection with the transactions contemplated by this Agreement. Each Party shall promptly inform the other Parties of any oral communication with, and provide copies of written communications with, any Governmental Authority regarding any such filings or any such transaction. No Party shall independently participate in any formal meeting with any Governmental Authority in respect of any such filing, investigation or other inquiry without giving the other Parties prior notice of the meeting and, to the extent permitted by such Governmental Authority, the opportunity to attend and/or participate in such meeting. Parent and the Company may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other under this Section 6.2(b) as “outside counsel only.” Such materials and the information contained therein shall be given only to the recipient’s outside legal counsel and outside experts retained for purposes of any investigation or inquiry and shall not be disclosed by such outside counsel or outside expert to employees, officers, or directors of the recipient, unless express written permission is obtained in advance from the source of the materials (Parent or the Company, as the case may be).
Section 6.3    Further Assurances; Third Party Consents. Subject to the terms and conditions of this Agreement and not in limitation of any such provisions, including Section 6.2, each Party hereby agrees to use commercially reasonable efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws to satisfy all conditions to, and to consummate, the transactions contemplated by this Agreement and to carry out the purposes hereof, including to perform and cause to be performed any further acts and to execute and deliver and cause to be executed and delivered any documents that may be reasonably necessary to carry out the provisions of this Agreement. The Company and Parent shall (i) use commercially reasonable efforts to obtain necessary waivers, consents and/or approvals of third parties and Governmental Authorities required in order to preserve material contractual relationships of the Company and its Subsidiaries and (ii) as soon as practicable after the date of this Agreement, prepare, deliver and/or file such instruments and documentation reasonably necessary to maintain legal authority to continuously operate under the Company’s Permits (including by way of replacement Permits, if necessary and applicable). In connection with subsection (i) of this Section 6.3, the Company shall keep Parent informed of all material developments and shall, at Parent’s request, include Parent in any discussions or communications with any parties whose consent, waiver or approval is sought hereunder. Such consents, waivers and approvals shall be in a form reasonably acceptable to Parent. Parent shall not have any liability to the Company, the Members or any other Person for any costs, claims, liabilities or damages resulting from the Company seeking to obtain such consents, waiver sand approvals under subsection (i) hereof.
Section 6.4    Conduct of Business.
(e)    Except as otherwise permitted or required by the terms of this Agreement, from the date of this Agreement until the Closing (or earlier termination of this Agreement), the Company shall, and shall cause each of its Subsidiaries to, (i) operate and carry on its business only in the ordinary course consistent with past practice (which shall include making payments for Liabilities as such Liabilities become due and payable, but consistent with the Company’s normal payment cycle) and comply with all applicable Legal Requirements, (ii) use commercially reasonable efforts consistent with good business practice to keep and maintain its respective assets and properties in normal operating condition and repair, reasonable wear and tear and damage by fire or other casualty excepted and (iii) use commercially reasonable efforts to (A) maintain the present business organization of the Company and its Subsidiaries intact, (B) keep available the services of its present officers and employees, (C) preserve its business relationship with all suppliers, contractors, licensors, customers, distributors and others having significant business relations with it and (D) maintain its goodwill; provided, however, that nothing contained in this Section 6.4(a) or any other provision of this Agreement shall preclude the Company from making a distribution to the Company Securityholders of all cash on hand at or immediately prior to the Closing.
(f)    Without limiting the generality of the foregoing, except for matters set forth in Schedule 6.4(b) or for which Parent has provided prior written consent, during the period between the date hereof and the Closing (or earlier termination of this Agreement), (i) the Company shall not, and shall not cause or permit any of its Subsidiaries to, take any action (A) outside of the ordinary course of business, (B) that is reasonably likely to have a Material Adverse Effect, (C) as a result of which any of the representations and warranties of the Company or the Company Subsidiaries in this Agreement or any Ancillary Agreement will become untrue or incorrect, or (D) that would result in the Company failing to comply with any of its covenants contained herein; and (ii) the Company shall not, and shall not cause or permit any of its Subsidiaries to, take any action, agree to take any action or fail to take any action, in each case the result of which would be (X) the occurrence of any of the changes or events listed in Section 4.5, (Y) a breach of any of the representations, warranties or covenants of the Company in this Agreement or any Ancillary Agreement, or (Z) the creation or imposition of any Encumbrance on any of the material assets of the Company or any of its Subsidiaries; provided, however, that nothing contained in this Section 6.4(b) or any other provision of this Agreement shall preclude the Company from making a distribution to the Company Securityholders of all cash on hand at or immediately prior to the Closing.
Section 6.5    Public Announcements. The parties agree that any press release or public announcement concerning the transactions contemplated hereby shall not be issued by the Company, Parent or Merger Sub without the prior consent of Parent and the Company, except any such release or public announcement that may be required by an applicable Legal Requirement (including the rules of a stock exchange on which a Party or any of its Affiliates lists securities), in which case the Party required to issue the release or announcement shall allow Parent or the Company, as applicable, reasonable time to comment on such release or announcement in advance of its issuance.
Section 6.6    Employee Matters. Unless otherwise directed in writing by Parent no later than three Business Days prior to the Closing Date, the Company shall take all such actions as are necessary or appropriate to terminate, effective as of no later than the day immediately preceding the Closing Date (other than with respect to the 401(k) Plans, which shall remain effective through December 31, 2014), any and all group severance, separation or salary continuation plans, programs or arrangements, if the Company has any such plans programs or arrangements, and any and all 401(k) Plans. The Company shall deliver to Parent, not later than three Business Days prior to Closing, evidence that the Company’s 401(k) Plan will be so terminated (effective as of December 31, 2014) pursuant to resolutions of the Board and other applicable documentation (the form and substance of which shall be subject to review and approval of Parent), effective as of the day immediately preceding the Closing Date. In the event that distribution or rollover of assets from the trust or custodial account of a 401(k) plan that is so terminated is reasonably anticipated to trigger liquidation charges, surrender charges, or other fees to be imposed upon the account of any participant or beneficiary of such terminated plan or upon the Company or plan sponsor, then the Company shall take such actions as are necessary to reasonably estimate the amount of such charges and/or fees and provide such estimate in writing to Parent as soon as possible following the date of this Agreement.
Section 6.7    Merger Sub. Parent will take all action necessary to cause Merger Sub to perform its obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement.
Section 6.8    Taxes.
(r)    Prior to the Closing, neither the Company nor any of its Subsidiaries shall file or cause to be filed any amended Tax Returns or claims for refund without the prior written consent of the Parent, which consent shall not be unreasonably withheld, conditioned or delayed.
(s)    The Company and each of its Subsidiaries agree, from and after the date of this Agreement and until the Closing Date, (i) to prepare all Tax Returns in a manner which is consistent with the past practices of the Company and each Subsidiary, as the case may be, with respect to the treatment of items on such Tax Returns, except to the extent that any inconsistency would not increase the Parent’s, the Company’s, or any Subsidiary’s liability for Taxes for any period; (ii) to refrain from taking any action that would result in the incurrence of any liability for Taxes other than in the ordinary course of business; and (iii) to refrain from entering into any settlement or closing agreement with a Tax Authority that increases the Tax liability of the Company or any of its Subsidiaries for any period without the consent of the Parent, which consent shall not be unreasonably withheld, conditioned or delayed.
Section 6.9    Solicitation.
(a)    No Solicitation. Until the earlier of the Closing Date and the termination of this Agreement, the Company shall not, and shall not authorize or permit any of its Affiliates, or Subsidiaries, or any of its or their respective officers, directors, employees, representatives or other agents to, directly or indirectly (i) initiate, accept, solicit, facilitate or encourage (including by way of furnishing information), or take any action to facilitate any inquiry or the making of, any offer or proposal which constitutes or is reasonably likely to lead to any Acquisition Proposal, (ii) propose, enter into or participate in negotiations or discussions with, or provide any information or data to, any Person (other than Parent, Merger Sub or any of their respective Affiliates or representatives) relating to any Acquisition Proposal, (iii) make or authorize any statement, recommendation or solicitation in support of, or approve, any Acquisition Proposal or (iv) enter into any letter of intent or similar document, or any Contract contemplating or otherwise relating to any Acquisition Proposal. Upon execution of this Agreement, the Company shall, and shall cause each of its Affiliates and Subsidiaries, and its and their respective officers, directors, employees, representatives and other agents to, immediately cease any existing activities, discussions or negotiations with any Person with respect to any Acquisition Proposal.
(b)    Notification. The Company will promptly notify Parent after receipt of any Acquisition Proposal, any written notice that any Person is considering making an Acquisition Proposal or any request for information relating to the Company or for access to the properties, books or records of the Company by any Person that has advised the Company that it may be considering making, or that has made, an Acquisition Proposal. The Company shall not provide any information concerning the Company to any Person making or considering making an Acquisition Proposal. Neither the Company’s Board of Directors nor any committee thereof shall (i) approve or recommend, or propose to approve or recommend, any Acquisition Proposal or (ii) cause or permit the Company to enter into any Contract with respect to any Acquisition Proposal.
Section 6.10    Amendment of Operating Agreement; Other Pre-Closing Actions. Prior to the Closing, the Company shall (a) take all action necessary to, and shall, amend the Operating Agreement in substantially the form attached as Exhibit E, and the Company shall deliver to Parent at Closing counterpart signature pages to such amendment of the Operating Agreement executed by the requisite Members whose approval of such amendment is required pursuant to the terms of the Operating Agreement; and (b) take the other actions set forth in Schedule 6.10.
Section 6.11    Tail Insurance. Prior to, but effective as of, the Closing Date, the Company shall obtain at its expense a six-year prepaid endorsement to its directors and officers insurance policy, reasonably satisfactory to Parent, covering the Company for any claims made before, on or after the Closing Date with respect to any events or claims occurring or arising prior to or on the Closing Date.
Section 6.12    Member Materials.
(a)    As promptly as practicable after the execution of this Agreement, the Company shall take all actions required by applicable Legal Requirements and the Amended

Operating Agreement to notify the Company Securityholders of the execution of this Agreement and of the transactions contemplated by this Agreement. Any materials to be submitted to the Company Securityholders in connection with this Agreement and the Merger shall be subject to review and approval by Parent.
(b)    The Board of Directors of the Company shall not withdraw, alter, modify, change or revoke its approval of this Agreement, the Merger and the transactions contemplated hereby.
ARTICLE VII
Conditions of Parent’s Obligation to Close
Parent’s obligation to consummate the Merger and the transactions contemplated hereby shall be subject to the satisfaction, on or prior to the Closing, of the following conditions, any of which may be waived, in writing, by Parent:
Section 7.1    Covenants. The Company shall have complied in all material respects with all of its covenants, obligations and conditions hereunder required to be performed and complied with by it at or prior to the Closing.
Section 7.2    Representations and Warranties. The representations and warranties of the Company contained in this Agreement shall have been true and correct as of the date hereof and shall be true and correct in all material respects (except for those representations and warranties qualified by material, materiality or similar expressions, which shall be true and correct in all respects) as of the Closing Date with the same force and effect as if made on the Closing Date (except that those representations and warranties that expressly address matters only as of a particular date shall have been true and correct only as of such date).
Section 7.3    No Material Adverse Effect. The Company shall have been operated in the ordinary course of business, consistent with past practice, and there shall not have occurred any Material Adverse Effect.
Section 7.4    Estimated Closing Statement; Disbursement Schedule; Certificates of the Company. Parent shall have received (a) the Estimated Closing Statement; (b) the final Disbursement Schedule; (c) a certificate of the Company, in form and substance reasonably acceptable to Parent, executed by an officer of the Company as of the Closing Date and certifying fulfillment of the conditions set forth in Sections 7.1, 7.2 and 7.3; and (d) a certificate of the Secretary of the Company, in form and substance reasonably acceptable to Parent, certifying as accurate certain resolutions adopted by the Board of Directors of the Company in respect of the transactions contemplated by this Agreement.
Section 7.5    No Injunction or Proceeding. At the Closing Date, there shall be no Legal Requirement, Order or Claim of any nature pending or threatened that (a) seeks to restrain, prohibit or materially delay the consummation of the Merger or (b) was initiated by a Company Securityholder against the Company, Parent, Merger Sub, or any of their respective directors, officers or employees, relating to the transactions contemplated hereby.
Section 7.6    Resignation of Directors. The directors of the Company and each Company Subsidiary in office immediately prior to the Closing Date shall have resigned as directors of the

Company effective as of the Closing, and Parent shall have received letters of resignation from such persons.
Section 7.7    FIRPTA Certificate. The Company shall have provided Parent with a certificate (a “FIRPTA Certificate”) from the Company dated as of the Closing Date, in the form required by U.S. Treasury Regulations Section 1.1445-11T(d)(2) and signed under penalties of perjury, certifying that 50% or more of the value of the gross assets of the Company do not consist of U.S. real property interests, or that 90% or more of the value of the gross assets of the Company do not consist of U.S. real property interests plus cash or cash equivalents.
Section 7.8    Escrow Agreement and Paying Agent Agreement. The Escrow Agent and the Sellers’ Representative shall have executed and delivered the Escrow Agreement to Parent and the Paying Agent and the Sellers’ Representative shall have executed and delivered the Paying Agent Agreement to Parent.
Section 7.9    Payoff Letters. Parent shall have received payoff letters or termination agreements, as applicable, with respect to any Company Indebtedness, which shall provide for the complete repayment, satisfaction and/or release as of the Closing Date of all of such Company Indebtedness to the Persons to whom such Indebtedness is owed and the complete release of any Encumbrances or guarantees any such Person may have against the Company or any of its Subsidiaries or any of their respective assets or properties, along with supporting documentation, all in customary form reasonably satisfactory to Parent.
Section 7.10    Consents. Parent shall have received copies of all Company Approvals, duly executed by the applicable consenting party (if applicable), and, in the case of the Company Approvals relating to the Leases, together with certificates of estoppel reasonably satisfactory to Parent.
Section 7.11    Employee Matters.
(c)    The Employment Letters entered into by the Company and each Key Employee on the date of this Agreement shall not have been modified or terminated prior to the Closing Date and shall remain in full force and effect.
(d)    Each Key Employee shall (i) have remained in continuous employment with the Company since the date of this Agreement, and (ii) not have delivered any notice (formally or informally) to the Company of any intention to leave the employ of the Company or Parent.
Section 7.12    Other Actions. The actions to be taken by the Company set forth in Section 6.10, including the amendment of the Operating Agreement, shall have been completed to the reasonable satisfaction of Parent.
Section 7.13    Assignment of Inventions. Parent shall have received confidential information and invention assignment agreements, in form and substance reasonably acceptable to Parent, executed by the individuals set forth on Schedule 7.13.
Section 7.14    Non-Competition Agreements. Each Company Securityholder listed on Schedule 7.14 shall have executed and delivered to Parent a non-competition agreement in form and substance reasonably acceptable to Parent.

Section 7.15    Articles of Merger; Good Standing; etc. Parent shall have received (a) the Articles of Merger, duly executed by the Company; (b) a certificate of good standing with respect to the Company and its Subsidiaries, dated on or about the Closing Date, issued by the applicable Governmental Authority and (c) any other document or instrument as Parent or its representatives may reasonably request.
Section 7.16    Termination of Agreements. All agreements among the Members relating to the Company shall have been terminated or superseded and of no further force or effect as of the Closing Date.
Section 7.17    Stock Restriction Agreements. Each recipient of a portion of the Stock Payment and/or Premium Payment (to the extent payable in Parent Shares) shall have delivered to Parent a Stock Restriction Agreement substantially in the form attached hereto as Exhibit H-1 or Exhibit H-2, as applicable. To the extent Parent elects to pay a portion of any Premium Payment through the issuance of Parent Shares, each Designated Member receiving Parent Shares in whole or partial satisfaction of any Premium Payment shall enter into a Stock Restriction Agreement substantially in the form attached hereto as Exhibit H-2 with respect to such Parent Shares, but with time restrictions that run from the date of issuance.
ARTICLE VIII
Conditions to the Company’s Obligations to Close
The Company’s obligation to consummate the Merger and the transactions contemplated hereby shall be subject to the satisfaction, on or prior to the Closing, of the following conditions, any of which may be waived, in writing, by the Company:
Section 8.1    Covenants. Each of Parent and Merger Sub shall have complied in all material respects with all of its covenants, obligations and conditions hereunder required to be performed and complied with by them at or prior to the Closing.
Section 8.2    Representations and Warranties. The representations and warranties of Parent and Merger Sub contained in this Agreement shall have been true and correct as of the date hereof and shall be true and correct in all material respects (except for those representations and warranties qualified by material, materiality or similar expressions, which shall be true and correct in all respects) as of the Closing Date with the same force and effect as if made on the Closing Date (except that those representations and warranties that expressly address matters only as of a particular date shall have been true and correct only as of such date).
Section 8.3    Certificates. The Company shall have received from Parent and Merger Sub an officer’s certificate certifying to the fulfillment of the conditions specified in Sections 8.1 and 8.2.
Section 8.4    No Injunction or Proceeding. At the Closing Date, there shall be no Legal Requirement, Order or Claim of any nature pending or outstanding would restrain, prohibit or materially delay the consummation of the Merger.
Section 8.5    Articles of Merger. The Company shall have received a copy of the Articles of Merger, duly executed by Merger Sub.

Section 8.6    Payment of Payment Fund. The Paying Agent shall have received, concurrent with the Closing, the Payment Fund.
Section 8.7    Escrow Agreement and Paying Agent Agreement. Parent shall have delivered to the Company the Escrow Agreement and the Paying Agent Agreement, in each case dated as of the Closing Date and executed by Parent and, as applicable, the Escrow Agent or the Paying Agent.
ARTICLE IX
Termination
Section 9.1    Termination. This Agreement may be terminated and the Merger abandoned at any time prior to the Closing by:
(g)    the mutual written consent of the Sellers’ Representative and Parent;
(h)    Parent or the Sellers’ Representative, in the event that any condition set forth in Article VII or VIII, as applicable, shall not be satisfied, or shall not be reasonably capable of being satisfied, by December 31, 2014 (the “Walk-Away Date”); provided, however, that neither Party may terminate this Agreement pursuant to this clause (b) if the failure of the applicable condition in Article VII or VIII (as the case may be) to be satisfied or the failure of the Closing to occur on or before the Walk-Away Date referred to in the applicable paragraph results from (i) the breach by such Party of any representation, warranty, covenant or agreement in this Agreement or (ii) such Party’s failure to use its required efforts to consummate the transactions contemplated hereby;
(i)    Parent, if the Company shall breach any representation, warranty, covenant, obligation or agreement hereunder, such that the conditions set forth in Section 7.1 or Section 7.2 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue, and in any such case such breach shall not have been cured, or by its nature cannot be cured, within 30 days after receipt by the Company or the Consenting Members, as the case may be, of written notice of such breach;
(j)    the Sellers’ Representative, if Parent or Merger Sub shall breach any representation, warranty, obligation or agreement hereunder, such that the conditions set forth in Section 8.1 or Section 8.2 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue, and such breach shall not have been cured, or by its nature cannot be cured, within 30 days following receipt by Parent of written notice of such breach;
(k)    Parent or the Sellers’ Representative, if any Governmental Authority of competent jurisdiction shall have issued an Order permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger, which Order is final and nonappealable; provided that the Party seeking to terminate this Agreement pursuant to this Section 9.1(e) shall have used its reasonable best efforts (with the cooperation of the other parties) to remove such Order or appeal diligently such other action; and provided, however, that the right to terminate this Agreement under this Section 9.1(e) shall not be available to a Party if the issuance of such final, non-appealable Order was primarily due to the failure of such Party to perform any of its obligations under this Agreement.

Section 9.2    Procedure and Effect of Termination.
(c)    A Party seeking to terminate this Agreement pursuant to Section 9.1 shall deliver written notice of such termination to each of the other Parties, and this Agreement shall thereupon terminate and become void and have no effect, and the transactions contemplated hereby shall be abandoned without further action by any Party, except that the provisions of Sections 6.1(e), 6.5 and this 9.2 and Articles X and XIII shall survive the termination of this Agreement; provided, however, that such termination shall not relieve any Party of any Liability that arose prior to the date of termination or, with respect to those provisions that survive termination, that arises after such termination.
(d)    If this Agreement is terminated as provided herein, each Party shall, as requested by the applicable other Party(ies), either redeliver to such other Party(ies), or certify to such other Party(ies) the destruction of, all documents, work papers and other material of such other Party(ies) relating to the transactions contemplated hereby, whether obtained before or after the execution hereof.
ARTICLE X
Indemnification
Section 10.1    Survival of Representations, Warranties and Covenants. Subject to the limitations and other provisions of this Agreement, including the provisions of this Article X, the representations and warranties contained herein shall survive the Closing and shall remain in full force and effect, as follows: (a) the Fundamental Representations shall survive until 90 days after expiration of the applicable statute of limitations, (b) the representations and warranties contained in Section 4.12 (Intellectual Property) shall survive until the date that is 36 months after the Closing Date, and (c) all other representations and warranties shall survive until the date that is 18 months after the Closing Date; provided, however, that representations or warranties for which claims for indemnification are timely asserted shall continue to survive, notwithstanding any survival period set forth herein, until final resolution of such claims.

Section 10.2    Indemnification.
(c)    Subject to the limitations set forth in this Article X, the Company (if there is not a Closing) and each Company Securityholder shall severally, and not jointly, indemnify and hold harmless Parent and its Affiliates (including the Surviving Company and the Surviving Company’s Subsidiaries on and following the Closing) and each of their respective officers, directors, Affiliates, agents and employees (hereinafter referred to individually as a “Parent Indemnified Person” and collectively as “Parent Indemnified Persons”) from and against any and all losses, costs, damages, Liabilities, Taxes (including Taxes imposed on amounts payable pursuant to this Section 10.2(a)), claims, suits, proceedings, judgments, settlements and expenses (including reasonable fees and expenses of attorneys and in respect of any investigation conducted by the Parent Indemnified Person) (collectively, “Damages”) incurred by the Parent Indemnified Persons arising out of, relating to or in connection with (or arising out of or relating to any Third Party Claim containing allegations that, if true, would constitute):
(i)    any misrepresentation or breach of any warranty by the Company in this Agreement, in the Disclosure Schedule, in the certificate delivered pursuant to Section 7.4(c) or in any of the Ancillary Agreements to which the Company is a party;
(ii)    any breach or violation of, failure to comply with, or default in connection with, any covenant or agreement made by or to be performed by the Company in this Agreement or in any Ancillary Agreement to which the Company is a party;
(iii)    any liability for Taxes (A) of the Company or its Subsidiaries or with respect to the assets of the Company or its Subsidiaries for any Pre-Closing Period, (B) imposed on the Company or any of its Subsidiaries as a result of the Company or any of its Subsidiaries being included in consolidated, combined, affiliated or unitary group, or (C) imposed on the Company or its Subsidiaries or for which the Company or its Subsidiaries may be liable as a result of the transactions contemplated by this agreement;
(iv)    any inaccuracy contained in the Disbursement Schedule;
(v)    the allocation and/or distribution of the Payment Fund among the Company Securityholders, including, without limitation, the payment of the Premium Payment to the Designated Members, unless resulting from the actions or omissions of Parent that are not in furtherance of instructions received from the Company Securityholders or the Sellers’ Representative;
(vi)    the actions contemplated by Section 6.10; or
(vii)    the items set forth on Schedule 10.2(a)(vii).
(d)    Subject to the limitations set forth in this Article X, Parent and Merger Sub shall jointly and severally indemnify and hold the Company Securityholders and their heirs, successors and assigns (the “Securityholder Indemnified Persons”) harmless from and against any and all Damages incurred by the Securityholder Indemnified Persons arising out of, relating to or in connection with (or arising out of or relating to any Third Party Claim containing allegations that, if true, would constitute) (i) any misrepresentation or breach of any of the representations and warranties made by Parent or Merger Sub in this Agreement or made by Parent or Merger Sub in any of the Ancillary Agreements, and (ii) any breach or violation of, failure to comply with, or default in connection with, any covenant or agreement made by or to be performed by Parent or Merger Sub in this Agreement or in any of the Ancillary Agreements.
(e)    Limitations on Liability.
(i)    After the Closing, no Indemnitor shall have any liability under Sections 10.2(a)(i) unless and until the aggregate amount of Damages suffered by the Parent Indemnified Person(s) exceeds $100,000 (the “Threshold”), after which all Damages, including those used to reach the Threshold, shall be recoverable by the applicable Parent Indemnified Person(s); provided, however, that the Threshold shall not apply to claims for indemnification with respect to a misrepresentation or breach of (A) any of the representations and warranties in Sections 4.10 (Employee Benefits) or 4.12 (Intellectual Property) or (B) a Fundamental Representation.
(ii)    After the Closing, (A) the aggregate amount of all Damages for which the Company Securityholders shall be liable under Section 10.2(a)(i) shall not exceed the Escrow Amount (the “Cap”), and the Escrow Account shall be the sole source of recovery for claims by a Parent Indemnified Person under Section 10.2(a)(i); provided, however, that the Cap shall not apply to, and the Escrow Account shall not be the sole source of recovery with respect to, any breach of any Fundamental Representation or any representation or warranty set forth in Section 4.12 (Intellectual Property) and (B) the aggregate amount of all Damages for which the Company Securityholders shall be liable under Section 10.2(a)(i) with respect to a breach of any representation or warranty set forth in Section 4.12 (Intellectual Property) shall be capped at $16,250,000. Except in the event of fraud, in no event will: (X) the total cumulative amount of Damages for which the Company Securityholders may be liable to the Parent Indemnified Person(s) under this Article X exceed the Merger Consideration; and (Y) the total cumulative amount of Damages for which any individual Company Securityholder may be liable to the Parent Indemnified Person(s) under this Article X exceed such Company Securityholder’s Company Securityholder Pro Rata Share of the Merger Consideration.
(f)    Notwithstanding the foregoing, none of the limitations set forth in this Article X, whether time-based, monetary or otherwise, including the survival periods set forth in Section 10.1 and the limitations in Section 10.2(c)(i) and Section 10.2(c)(ii), shall apply to any Damages resulting from fraud, of a Party hereto.
(g)    In determining the amount of any Damage, any qualifications in the representations, warranties and covenants contained herein with respect to a Material Adverse Effect, materiality, material or similar terms shall be disregarded and will not have any effect with respect to the calculation of the amount of any Damages attributable to a breach of any representation, warranty or covenant of the Company set forth in this Agreement or in any of the Ancillary Agreements, exhibits, schedules or certificates to, or delivered in connection with this Agreement.
(h)    Any indemnification payment to be made by Parent or Merger Sub to one or more Securityholder Indemnified Persons shall be made to the Paying Agent, by wire transfer of immediately available funds, for distribution to the applicable Securityholder Indemnified Person(s) in accordance with joint written instructions delivered to the Paying Agent by Parent and Sellers’ Representative.
Section 10.3    Indemnification Procedure.

(o)    Non-Third Party Claims. The Person seeking indemnification hereunder (the “Indemnitee”) shall notify the Party providing indemnification hereunder (the “Indemnitor”) in writing (such notice, a “Claim Notice”) promptly of the Indemnitee’s discovery of any matter (including if a Claim is filed against the Indemnitee) for which the Indemnitor may be liable to the Indemnitee under this Article X, which Claim Notice shall specify in reasonable detail each individual item of Damages and the nature of the breach of representation, warranty, covenant or agreement to which each such item is related. The failure of an Indemnitee to deliver a timely Claim Notice hereunder shall not affect its rights to indemnification hereunder, except to the extent that the Indemnitor is actually and materially prejudiced by such failure to provide timely notice.
(p)    Third Party Claims. With respect to any Claim (other than a Claim made with respect to Taxes, which is governed by Section 11.4) made by a third Person (a “Third Party Claim”) against an Indemnitee for which the Indemnitee will seek indemnification from the Indemnitor hereunder, after delivery of the respective Claim Notice, the Indemnitor shall be entitled (if it so elects), at its own cost, risk and expense, (a) to take control of the defense and investigation of such Claim, (b) to employ and engage legal counsel of its own choice to handle and defend the same (unless there exists a conflict of interest between the Indemnitee and counsel chosen by the Indemnitor, in which event the Indemnitee shall be entitled, at the Indemnitor’s cost, risk and expense, to reasonable fees of not more than one separate counsel of the Indemnitee’s own choosing), and (c) to compromise or settle such Claim, which compromise or settlement shall be made only with the written consent of the Indemnitee, such consent not to be unreasonably delayed or withheld, unless (A) there is no finding or admission against Indemnitee of any violation of the rights of any Person and it is not reasonably expected to have an effect on any other claims that may be made against the Indemnitee, (B) the sole relief provided is monetary damages that are paid in full by the Indemnitor, and (C) the Indemnitee will have no liability with respect to any compromise or settlement of such Claims effected without its consent. After notice from the Indemnitor to the Indemnitee of its election to assume the defense of a Claim, the Indemnitor will not, as long as it diligently conducts such defense, be liable to the Indemnitee for any fees of other counsel or any other expenses with respect to the defense of such claim, except as otherwise provided in this Section 10.3(b) with respect to possible conflicts of interest between the Indemnitee and Indemnitor’s counsel. If the Indemnitor fails to notify the Indemnitee that the Indemnitor will assume the defense of such Claim within 30 calendar days after delivery by the Indemnitee of the Claim Notice (or such shorter time as may be required in order to respond timely to a Third Party Claim), the Indemnitee will (upon delivering notice to such effect to the Indemnitor) have the right to undertake the defense, compromise or settlement of such Claim on behalf of and for the account and risk of the Indemnitor and Indemnitor shall reimburse the Indemnitee for the reasonable expenses of counsel engaged by Indemnitee to defend such Claim; provided, however, that, in such event, the Indemnitee shall not settle or compromise any claim without the prior written consent of the Indemnitor, which consent shall not to be unreasonably withheld, conditioned or delayed. The Person undertaking the defense, compromise or settlement of the claim will keep the other Parties reasonably informed of the progress of any such defense, compromise or settlement and the Indemnitor and Indemnitee shall cooperate in all reasonable respects with the trial and defense of any such Claim.
Section 10.4    No Right of Contribution. Neither the Sellers’ Representative nor any Company Securityholder shall make any claim for contribution from the Company, the Surviving Company, any of its Subsidiaries or any of their respective officers, directors or employees with respect to any indemnity claims arising under or in connection with this Agreement to the extent that the Company, Surviving Company or any Indemnified Person is entitled to indemnification hereunder for such claim, and the Sellers’ Representative, on its own behalf and on behalf of all Company Securityholders, hereby waives any such right of contribution from the Company, the Surviving Company, any of its Subsidiaries and any of their respective officers, directors or employees it has or may have in the future.
Section 10.5    Mitigation. Parent shall and, to the extent applicable, shall cause the other Parent Indemnified Persons to, make commercially reasonable efforts to mitigate any Damages for which such Person intends to make a claim for indemnification hereunder.
Section 10.6    Insurance Effect. If Parent receives an indemnification payment required by this Agreement from the Company Securityholders in respect of any Damages and later receives proceeds from insurance or other amounts in respect of such Damages, then Parent shall pay the portion of such proceeds equal to the amount of Damages recovered to the Paying Agent as promptly as practicable after receipt, and shall instruct the Paying Agent to distribute such funds to the Company Securityholders (or back into the Escrow Account, if the payment made to Parent was from the Escrow Account). Parent agrees that it shall consider in good faith whether to, but shall in no event be obligated to, pursue any recovery available to it prior to seeking indemnification from any Company Securityholder hereunder.
Section 10.7    Exclusive Remedy. Except for: (i) equitable relief, to which any party hereto may be entitled pursuant to this Agreement, and (ii) Damages resulting from or arising out of fraud, after the Effective Time the indemnification provided in this Article X shall be the sole and exclusive remedy of the parties for monetary damages for any breach of any representation, warranty or covenant contained in this Agreement.
Section 10.8    Waiver of Consequential Damages. Notwithstanding anything to the contrary set forth herein, except to the extent actually awarded and paid to a third party, no party shall be liable under this Agreement (including, without limitation, this Article X) for any consequential, special or punitive Damages, whether based on contract, tort, strict liability or otherwise, relating to any breach of this Agreement.
Section 10.9    Characterization of Payments. Any payments made to any party pursuant to this Article X shall constitute an adjustment of the Merger Consideration for Tax purposes and shall be treated as such by the Parties on their Tax Returns unless otherwise required by a change in law occurring after the date of this Agreement or pursuant to a closing agreement with the applicable Tax Authority or a non-appealable judgment of a court of competent jurisdiction.
Section 10.10    Escrow Matters.
(h)    Any and all amounts payable by the Company Securityholders as Indemnitors to a Parent Indemnified Person shall be paid (i) first out of the Escrow Account, in accordance with each Company Securityholder’s Company Securityholder Pro Rata Share, for as long as there are escrow funds validly held in the Escrow Account and (ii) second, subject to the limitations set forth in this Article X, directly by the Company Securityholders as herein provided in accordance with payment instructions provided by Parent Indemnified Person(s). Notwithstanding the foregoing, no amounts will be paid to the Parent Indemnified Persons from the Escrow Account unless made in accordance with the Escrow Agreement.

(i)    On the date that is 18 months after the Closing Date, Parent and the Seller’s Representative shall cause the Escrow Agent to release to the Company Securityholders the remaining Escrow Amount, subject to applicable withholding, in accordance with each Company Securityholder’s Company Securityholder Pro Rata Share and pursuant to the Escrow Agreement, except that Parent and Sellers’ Representative shall instruct the Escrow Agent to retain an amount (up to the total amount then held by the Escrow Agent in the Escrow Account but subject to any limitations applicable to the claims) equal to the amount of Claims under Article X asserted prior to such date but which are not yet resolved (“Unresolved Claims”). The Escrow Amount retained for Unresolved Claims shall be released by the Escrow Agent (to the extent not utilized to pay a Parent Indemnified Person for any such claims resolved in favor of such Parent Indemnified Person) upon the resolution of the related Unresolved Claim in accordance with this Article X and the Escrow Agreement.
ARTICLE XI
Tax Matters
Section 11.1    Tax Returns.
(i)    The Sellers’ Representative shall cause the Company and its Subsidiaries to file all Tax Returns required to be filed by each of them on or prior to the Closing Date and shall pay any and all Taxes due with respect to such returns. The Sellers’ Representative shall file or caused to be filed all Tax Returns of the Company and its Subsidiaries for any Tax period ending on or before the Closing Date and required to be filed following the Closing Date. All Tax Returns described in this Section 11.1(a) shall be prepared in a manner consistent with prior practice unless a past practice has been finally determined to be incorrect by the applicable Tax Authority or a contrary treatment is required by applicable Tax laws (or judicial or administrative interpretations thereof). The Sellers’ Representative shall provide Parent with draft Tax Returns for the Company and its Subsidiaries at least 30 days prior to the due date for filing such Tax Returns. At least 15 days prior to the due date for the filing of such Tax Returns, Parent shall notify the Sellers’ Representative of any objection Parent may have to any items set forth on such draft Tax Returns. The Sellers’ Representative and Parent shall attempt in good faith mutually to resolve any disagreements regarding such Tax Returns prior to the due date for filing thereof. Any disagreements regarding such Tax Returns which are not resolved prior to the filing thereof shall be promptly resolved pursuant to Section 11.3, which resolution shall be binding on the parties. No such Tax Return shall be filed without the prior written consent of Parent, which consent shall not be unreasonably withheld, conditioned or delayed; provided, however, that the Sellers’ Representative shall have the right to file any such Tax Return by the date which same will be due without Parent’s consent in the event any disagreement regarding such tax Return has not been resolved by such time of filing.
(j)    Except as provided in Section 11.1(a), Parent shall have the exclusive authority and obligation to prepare and timely file, or cause to be prepared and timely filed, all Tax Returns (including amended Tax Returns and claims for refunds) of the Company and its Subsidiaries; provided, however, Parent shall provide Sellers’ Representative with draft Tax Returns for the Company and its Subsidiaries required to be prepared by Parent pursuant to this Section 11.1(b) that include the Overlap Period or that otherwise affects or relates to any Pre-Closing Tax Period at least 30 days prior to the due date for filing such Tax Returns. At least 15 days prior to the due date for the filing of such Tax Returns, Sellers’ Representative shall notify Parent of any objection Sellers’ Representative may have to any items set forth on such draft Tax Returns. The Sellers’ Representative and Parent shall attempt in good faith mutually to resolve any disagreements regarding such Tax Returns prior to the due date for filing thereof. Any disagreements regarding such Tax Returns which are not resolved prior to the filing thereof shall be promptly resolved pursuant to Section 11.3, which resolution shall be binding on the parties. Any such Tax Returns filed before resolution of any disagreement pursuant to Section 11.3 shall be amended thereafter, if applicable, to reflect the resolution of the disagreement.
(k)    All Taxes and Tax Liabilities with respect to the income, property or operations of the Company or any of its Subsidiaries that relate to the Overlap Period shall be apportioned between the Pre-Closing Period and the Post-Closing Period as follows: (i) in the case of Taxes other than income, sales and use, value added and withholding Taxes, on a per diem basis, and (ii) in the case of income, sales and use, value added and withholding Taxes, as determined from the books and records of the Company and its Subsidiaries as though the taxable year of the Company or any relevant Subsidiary terminated at the close of business on the Closing Date.
(l)    Parent shall not amend, and shall not permit any of its Affiliates to amend, any Tax Return relating to the Company or its Subsidiaries with respect to any Pre-Closing Tax Period without the prior written consent of Sellers’ Representative, which consent shall not be unreasonably withheld, conditioned or delayed.
Section 11.2    Cooperation with Respect to Tax Returns. Parent and the Sellers’ Representative shall furnish or cause to be furnished to each other, and each at their own expense, as promptly as practicable, such information (including access to books and records) and assistance, including making employees available on a mutually convenient basis to provide additional information and explanations of any material provided, relating to the Company or its Subsidiaries as is reasonably necessary for the filing of any Tax Return, for the preparation for any audit, and for the prosecution or defense of any claim, suit or proceeding relating to any adjustment or proposed adjustment with respect to Taxes. Parent or the Company shall retain in its possession, and shall provide the Sellers’ Representative reasonable access to (including the right to make copies of), such supporting books and records and any other materials that the Sellers’ Representative may specify with respect to Tax matters relating to any taxable period ending on or prior to the Closing Date until the relevant statute of limitations has expired. After such time, Parent may dispose of such material.
Section 11.3    Disputes. Except as otherwise provided herein, any dispute as to any matter covered hereby shall be resolved by the Accounting Referee, the fees and expenses of which shall be borne equally by the Company Securityholders, on the one hand, and Parent, on the other hand.
Section 11.4    Tax Contest.
(c)    On and after the Closing Date, Parent shall have the sole right to control, defend, settle, compromise or contest any Tax Contest relating to a Tax Return of the Surviving Company, the Company or its Subsidiaries; provided, however, that if the Company Securityholders would be required to indemnify the Parent for any Taxes, losses, claims or expenses arising from a Tax Contest, and such Tax Contest relates to a Tax Return of the Surviving Company, the Company or its Subsidiaries, Sellers’ Representative, at the sole expense of the Company Securityholders, shall have the authority to represent the interests of the Surviving Company, the Company or its Subsidiaries with respect to any Tax Contest before the IRS, any other Tax Authority, any other governmental agency or authority or any court and shall have the sole right to control the defense, compromise or other resolution of any Tax Contest, including responding to inquiries and contesting, defending against and resolving any assessment for additional Taxes or notice of Tax deficiency or other adjustment of Taxes of, or relating to, a Tax Contest; provided, however, that Sellers’ Representative shall not enter into any settlement of or otherwise compromise any Tax Contest that adversely affects or may adversely affect the Tax liability of Parent, the Surviving Company or any of its Subsidiaries or any affiliate of the foregoing for any Post-Closing Period without the prior written consent of Parent, which consent shall not be unreasonably withheld, conditioned or delayed. Sellers’ Representative shall keep the Parent fully and timely informed with respect to the commencement, status and nature of any Tax Contest. Sellers’ Representative shall, in good faith, allow Parent to make comments to Sellers’ Representative, regarding the conduct of or positions taken in any such proceeding.
(d)    If the Sellers’ Representative fails to notify Parent that the Sellers’ Representative will represent the interests of the Surviving Company, the Company or its Subsidiaries with respect to any Tax Contest within 15 calendar days after delivery by Parent of a Claim Notice pursuant to Section 10.3(a), the Parent shall (upon delivering notice to such effect to the Sellers’ Representative) have the sole right to control, defend, settle, compromise or contest such Tax Contest on behalf of and for the account and risk of the Company Securityholders and the Company Securityholders shall reimburse Parent for the reasonable expenses of counsel engaged by Parent to defend such Tax Contest. Parent shall (i) keep the Sellers’ Representative fully and timely informed and apprised with respect to the commencement, status and nature of such Tax Contest, (ii) provide the Sellers’ Representative with copies of, and the reasonable opportunity to comment on, any submissions to any Tax Authority relating to such Tax Contest (and, if applicable, to attend, with the Parent, any meetings or conferences with such Tax Authority), and (iii) not settle any Tax Contest that would result in the Company Securityholders being required to indemnify the Parent for any Taxes, losses, claims or expenses without the consent of the Sellers’ Representative, which consent shall not be unreasonably withheld, conditioned or delayed. Sellers’ Representative shall cooperate fully with Parent in connection with any Tax Contest. Such cooperation shall include the retention of and (upon Parent’s request) the provision of records and information that is reasonably relevant to any such Tax Contest.
Section 11.5    Prior Tax Agreements. The Company and the Sellers’ Representative shall terminate or cause to be terminated any and all of the Tax sharing, allocation, indemnification or similar agreements, arrangements or undertakings in effect, written or unwritten, on the Closing Date as between the Members or any predecessors or Affiliates thereof, on the one hand, and the Company and any of its Subsidiaries, on the other hand, for all Taxes imposed by any Governmental Authority or Tax Authority, regardless of the period in which such Taxes are imposed, and there shall be no continuing obligation to make any payments under any such agreements, arrangements or undertakings.
Section 11.6    Allocation of Merger Consideration.  The Merger Consideration shall be allocated in accordance with Schedule 11.6 attached hereto and applicable law, which allocation shall include without limitation a determination of the fair market value of each Member’s indirect interest in the Company’s “unrealized receivables” and “inventory items” (as such terms are defined in Section 751 of the Code), and each Member’s share of the Company’s “unrecaptured Section 1250 gain” (as such term is defined in Section 1(h)(6) of the Code). With respect to such allocation, as adjusted to reflect changes in the amount of the Merger Consideration hereunder, each party hereto will (i) act in accordance with such allocation in the preparation and the filing of all Tax Returns; and (ii) take no position and cause its Affiliates to take no position inconsistent with such allocation for Tax purposes (including in connection with any Tax Contest), unless in each case otherwise required pursuant to a “determination” within the meaning of Code Section 1313(a) or a change in law occurring after the date hereof.

ARTICLE XII
Sellers’ Representative

Section 12.1    Sellers’ Representative. The Company hereby irrevocably appoints and constitutes Fulcrum Growth Fund II QP, LLC as the Sellers’ Representative for and on behalf of the Members to execute and deliver this Agreement and the Escrow Agreement and for all other purposes hereunder and thereunder, including to (a) give and receive notices and communications; (b) authorize delivery to Parent of the applicable portion of the Escrow Fund in satisfaction of claims by Parent; (c) object to such deliveries; to agree to, negotiate, enter into settlements and compromises of, and demand arbitration and comply with orders of courts and awards of arbitrators with respect to, such claims; (d) agree to, negotiate, enter into and provide amendments and supplements to and waivers in respect of this Agreement and the Escrow Agreement; (e) employ and obtain the advice of legal counsel, accountants and other professional advisors as the Sellers’ Representative, in its sole discretion, deems necessary or advisable in the performance of its duties as Sellers’ Representative and to conclusively rely on the opinions and advice of such Persons; (f) incur any fees and expenses as are incurred by the Sellers’ Representative in the Sellers’ Representative's authorized capacity hereunder; and (g) take all actions necessary or appropriate in the judgment of the Sellers’ Representative for the accomplishment of any or all of the foregoing. No bond shall be required of the Sellers’ Representative, and the Sellers’ Representative shall receive no compensation for his services. The appointment hereunder may not be changed without the prior written consent of Parent.
Section 12.2    No Liability. The Sellers’ Representative shall not be liable to any Member for any act done or omitted hereunder as Sellers’ Representative while acting in good faith. The Company Securityholders shall severally indemnify the Sellers’ Representative and hold it harmless against any Damage incurred as a result of or in connection with the acceptance or administration of his duties hereunder that is not a result of any gross negligence or bad faith on the part of the Sellers’ Representative. The Sellers’ Representative shall serve in such capacity solely for the purpose of administrative convenience and shall not be deemed liable for any of the obligations of the parties hereto other than obligations of Sellers’ Representative set forth herein. Parent agrees that it shall not look to the assets of the Sellers’ Representative for the satisfaction of any obligations to be performed hereunder by any party. The Sellers’ Representative is authorized to direct funds to its own account that would have been paid to the Company Securityholders hereunder to reimburse the Sellers’ Representative for any indemnifiable losses or reasonable fees and expenses incurred by the Sellers’ Representative in connection with this Section 12.2. If an action or proceeding with respect to which the Sellers’ Representative is entitled to indemnification under this subsection should be commenced or threatened against the Sellers’ Representative, Sellers’ Representative shall be entitled to be paid pro rata by the Company Securityholders for all fees and expenses reasonably incurred in connection with the investigation and defense thereof.
Section 12.3    Decisions Binding. Any decision, act, consent or instruction of the Sellers’ Representative shall constitute a decision of all of the Members and shall be final, binding and conclusive upon each and every Member, and the Escrow Agent, Parent, Merger Sub, the Company and the Surviving Company may rely upon any decision, act, consent or instruction of the Sellers’ Representative as being the decision, act, consent or instruction of each and every Member. The Escrow Agent and Parent are hereby relieved from any Liability to any Person for any acts done by them in accordance with such decision, act, consent or instruction of the Sellers’ Representative.
Section 12.4    Representative Expense Fund. The Representative Expense Fund shall be held by the Sellers’ Representative solely for payment of the fees and expenses incurred by the Sellers’ Representative and to pay amounts owed by the Company Securityholders pursuant to Section 3.6 and this Article XII and shall not be subject to Claims by Parent or any Parent Indemnified Person(s). Within a reasonable period of time following the date in which there shall be no further adjustments or disputes with respect to amounts that may be payable pursuant to Section 3.6, and any amounts payable by the Sellers’ Representative thereunder, if any, shall have been paid, the Seller’s Representative shall cause an amount from the Representative Expense Fund equal to the initial $600,000 amount of the Representative Expense Fund less any amounts paid or payable from such Representative Expense Fund pursuant to Section 3.6 less $200,000 to be paid to the Members based on such Members’ Member Pro Rata Share based on such Members’ Member Pro Rata Share. The Sellers’ Representative shall have sole discretion regarding the withdrawal and use of the Representative Expense Fund to pay the fees and expenses incurred by the Sellers’ Representative in the performance of its duties (as determined in its sole discretion) and amounts owed by the Company Securityholders pursuant to Section 3.6 and this Article XII. Upon the Sellers’ Representatives determination that amounts remaining in the Representative Expense Fund are no longer necessary for purposes of this Article XII, the Sellers’ Representative shall cause all remaining amounts in the Representative Expense Fund to be paid to the Members based on such Members’ Member Pro Rata Share.
Section 12.5    Access. The parties hereto shall grant Sellers’ Representative reasonable access to information about the Company prior to the Effective Time, subject to receipt from the Sellers’ Representative of a customary agreement to maintain the confidentiality of such information and the reasonable assistance of the Company’s officers and employees for purposes of performing its duties and exercising its rights hereunder.
Section 12.6    Morris, Manning & Martin, LLP. Subject to applicable Legal Requirements and professional standard of conduct, Parent and the Surviving Company each hereby consent to allow the Sellers’ Representative, as the representative of the Company Securityholders and/or any or all of the current directors and officers of the Company, to use Morris, Manning & Martin, LLP (“MMM”) in connection with any dispute arising out of, or interpretation of, this Agreement or any other document or agreement contemplated herein. Parent and the Surviving Company further agree that, except in cases of fraud, as to all communications among MMM and the Company (but solely with respect to any communications prior to the Closing in the case of the Company), any

Company Securityholder or the Sellers’ Representative that relate in any way to the Merger or the transaction contemplated hereby, the attorney-client privilege and the exception of client confidence belongs solely to the Sellers’ Representative and may be controlled only by the Sellers’ Representative and shall not pass to or be claimed by Parent or the Surviving Company, because the interests of Parent and its Affiliates were directly adverse to the Company, the Company Securityholders and the Sellers’ Representative at the time such communications were made. This right to the attorney-client privilege shall exist even if such communications may exist on the Company’s computer system or in documents in the Company’s possession. Notwithstanding the foregoing, in the event that a dispute arises among Parent, the Surviving Company and a Person other than a party to this Agreement after the Closing, the Surviving Company may assert the attorney-client privilege to prevent disclosure to such third-party of confidential communications by MMM to the Company; provided, however, that the Surviving Company may not waive such privilege without the prior written consent of the Sellers’ Representative.
ARTICLE XIII
Miscellaneous
Section 13.1    Notices.
(t)    All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed to have been duly given or made (i) three Business days after being sent by registered or certified mail, return receipt requested, (ii) upon delivery, if hand delivered, (iii) one Business day after being sent by prepaid overnight courier with guaranteed delivery, with a record of receipt, or (iv) upon transmission with confirmed delivery if sent by facsimile or email before 5:00 p.m. recipient’s local time on a Business Day, otherwise on the next Business Day, in each case, to the appropriate address or number as set forth below.
(u)    Notices to the Company shall be addressed to:
Contact At Once!, LLC
11675 Great Oaks Way
Suite 350
Alpharetta, GA 30022
Attn.: John C. Hanger
Fax: (770) 206-2282
with a copy (which shall not constitute notice) to:
Edward Hirsch, Esq.
Morris, Manning & Martin, LLP
1600 Atlanta Financial Center
3343 Peachtree Road, NE
Atlanta, GA 30326
Fax: (404) 365-9532

Notices to any Member shall be addressed to such Member c/o the Sellers’ Representative:

Fulcrum Growth Fund II QP, LLC
c/o Fulcrum Equity Partners, Inc.
5555 Glenridge Connector
Suite 930
Atlanta, GA 30342
Attn: Frank X. Dalton
Fax: (770) 551-6331

with a copy (which shall not constitute notice) to:
Nelson Mullins Riley & Scarborough LLP
Attention: Michael E. Rubinger
Atlantic Station
201 17th Street NW
Suite 1700
Atlanta, Georgia 30363
Fax: (404) 322-6383

(v)    Notices to Parent, Merger Sub or the Surviving Company shall be addressed to:
LivePerson, Inc.
475 10th Avenue, 5th Floor
New York, New York 10018
Attn.: Chief Financial Officer
with a copy (which shall not constitute notice) to:

LivePerson, Inc.
475 10th Avenue, 5th Floor
New York, New York 10018
Attn.: General Counsel
Fax: (212) 609-4201
and
Orrick, Herrington & Sutcliffe LLP
51 West 52nd Street
New York, NY 10019
Attn.: Brian B. Margolis, Esq.
Fax: (212) 506-5151
(w)    Each of the Parties may designate a different address for notices by delivering written notice to the other Parties in accordance with this Section 14.1.

Section 13.2    Governing Law; Consent to Jurisdiction; Waiver of Jury. THIS AGREEMENT SHALL BE GOVERNED IN ALL RESPECTS, INCLUDING VALIDITY, INTERPRETATION AND EFFECT, BY THE LAWS OF THE STATE OF DELAWARE APPLICABLE TO CONTRACTS EXECUTED AND TO BE PERFORMED WHOLLY WITHIN SUCH STATE WITHOUT GIVING EFFECT TO THE CHOICE OF LAW PRINCIPLES OF SUCH STATE. Each of the Parties (a) consents to submit itself exclusively to the personal jurisdiction of any federal court located in the State of Delaware or any Delaware state court, in either case, located in Wilmington, Delaware, in the event any dispute arises out of this Agreement or any of the transactions contemplated hereby, (b) agrees that it will not attempt to deny or defeat the jurisdiction of such courts by motion or other request for leave from any such court, (c) waives any claim that such proceedings have been brought in an inconvenient forum, and (d) agrees that it will not bring any Claim relating to this Agreement in any court or other tribunal other than a federal court sitting in the State of Delaware or a Delaware state court, in either case, located in Wilmington, Delaware. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT OR HE MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) IT OR HE UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (III) IT OR HE MAKES SUCH WAIVER VOLUNTARILY, AND (IV) IT OR HE HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 13.2.
Section 13.3    Company Disclosure Schedule. Any disclosure under one part of the Company Disclosure Schedule shall be deemed disclosed under any other part of the Company Disclosure Schedule to the extent that it is apparent from the face of such disclosure that it applies to such other part. The information and disclosures contained in the Company Disclosure Schedule is intended only to qualify and limit the representations, warranties and covenants of the Company contained in this Agreement and shall not be deemed to expand, in any way, the scope or effect of any such representations, warranties or covenants, except as otherwise specifically set forth herein. Disclosure of any matter in the Company Disclosure Schedule shall not, in and of itself, constitute an expression of a view that such matter is material.
Section 13.4    Entire Agreement. This Agreement, the schedules and exhibits hereto, the Confidentiality Agreement and the Ancillary Agreements contain the entire agreement between the Parties with respect to the subject matter of this Agreement and supersede all prior agreements, understandings, and negotiations, both written and oral, among the parties with respect to the subject matter of this Agreement.
Section 13.5    Expenses. Except as otherwise provided in this Agreement, each Party shall be responsible for and shall pay all costs and expenses incurred by such Party in connection with this Agreement and the transactions contemplated this Agreement, whether the Merger is or is not consummated.

Section 13.6    Counterparts. This Agreement may be executed and delivered by facsimile and in two or more counterparts, all of which shall be considered one and the same agreement.
Section 13.7    Successors and Assigns; Binding Effect. Neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by any Party without the prior written consent of the other Parties; provided, however, that Parent may assign any or all of its rights, interests and obligations hereunder to any of its Affiliates without any prior written consent of the other Parties; provided, further, however, that notwithstanding such assignment, Parent shall remain liable for any default by its assignee of any of its obligations hereunder. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors or assigns, heirs, legatees, distributes, executors, administrators and guardians.
Section 13.8    Amendments and Waivers. This Agreement, and each of the terms and provisions of this Agreement, may be modified, waived or amended, to the extent permitted by law and, if applicable, approved by the Boards of Directors of the Company, Parent and/or Merger Sub, by an instrument or instruments in writing signed by each of the Parties. The failure of any Party to enforce at any time any provision of this Agreement shall not be construed to be a waiver of such provision, nor in any way to affect the validity of this Agreement or any part of this Agreement or the right of any Party thereafter to enforce each and every such provision. The waiver by any Party of a breach of any term or provision of this Agreement shall not be construed as a waiver of any subsequent breach.
Section 13.9    Headings. The Section and Article headings contained in this Agreement are inserted for convenience of reference only and will not affect the meaning or interpretation of this Agreement.
Section 13.10    No Third Party Beneficiaries. Except as expressly set forth in this Agreement, neither this Agreement nor any of the provisions herein is intended to confer upon any Person other than the Parties (and their successors and assigns as permitted by Section 13.7) any rights or remedies hereunder.
Section 13.11    Severability. If any provision of this Agreement is held to be illegal, invalid or unenforceable under any present or future Legal Requirement, (a) such provision will be fully severable, (b) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by such provision or its severance herefrom and (c) in lieu of such provision, there will be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms to such provision as may be possible.
Section 13.12    Specific Performance. The parties hereto agree that if any of the provisions of this Agreement were not to be performed as required by their specific terms or were to be otherwise breached, irreparable damage will occur to the other parties, no adequate remedy at law would exist and damages would be difficult to determine. The parties hereto acknowledge that the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement by any other party or to specific performance of the terms hereof, without posting any bond and without proving that monetary damages would be inadequate, in addition to any other remedy at law or equity. No party shall oppose, argue, contend or otherwise be permitted to raise as a defense that an adequate remedy at law exists or that specific performance or equitable or injunctive relief is inappropriate or unavailable with respect to any breach of this Agreement.

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IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by each of the parties hereto as of the day and year first above written.
LIVEPERSON, INC.

By:	/s/ Robert LoCascio
Name: Robert LoCascio
Title: CEO
CATALYST LIGHTNING LLC
By: LivePerson, Inc., its sole Member

By:	/s/ Robert LoCascio
Name: Robert LoCascio
Title: CEO
CONTACT AT ONCE!, LLC

By:	/s/ John C. Hanger
Name: John C. Hanger
Title: Chief Executive Officer
FULCRUM GROWTH FUND II QP, LLC, as Sellers’ Representative

By: Fulcrum Equity Partners, Inc., its Manager

By:	/s/ Frank X. Dalton
Name: Frank X. Dalton
Title: Vice President

[Agreement and Plan of Merger]